EXEMPTION NUMBER : 82-4639

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated annual report RS 2007

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

RECEIVED
2008 APR 28 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

for issuers of securities involved in production, construction, trade or services activities

For the financial year **2007** comprising the period from **1 January 2007** to **31 December 2007**
Containing the consolidated financial statements according to International Financial Reporting Standards in PLN.

publication date: 22 April 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59 301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Cu[redacted]	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692-000-00-13	**390021764**
(NIP)	(REGON)

08002171

PROCESSED
MAY 01 2008
THOMSON REUTERS

SUPPL

Ernst & Young Audit Sp. z o.o.
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	year 2007 accrued period from 1 January 2007 to 31 December 2007	**year 2006** accrued period from 1 January 2006 to 31 December 2006	**year 2007** accrued period from 1 January 2007 to 31 December 2007	**year 2006** accrued period from 1 January 2006 to 31 December 2006
I. Sales	13 496 128	12 862 899	3 573 429	3 298 941
II. Operating profit	4 526 953	4 022 935	1 198 621	1 031 760
III. Profit before income tax	4 756 887	4 216 613	1 259 502	1 081 432
IV. Profit for the period	3 935 516	3 479 380	1 042 024	892 355
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	3 934 559	3 479 183	1 041 771	892 304
VI. Profit for the period attributable to minority interests	957	197	253	51
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	19.67	17.40	5.21	4.46
IX. Net cash generated from operating activities	4 668 405	2 817 917	1 236 074	722 710
X. Net cash used in investing activities	(799 384)	(473 346)	(211 656)	(121 399)
XI. Net cash used in financing activities	(3 335 447)	(1 880 514)	(883 141)	(482 294)
XII. Total net cash flow	533 574	464 057	141 277	119 017
	At 31 December 2007	**At 31 December 2006**	**At 31 December 2007**	**At 31 December 2006**
XIII. Current assets	5 570 957	5 800 500	1 555 265	1 514 016
XIV. Non-current assets	7 888 364	7 402 862	2 202 223	1 932 257
XV. Non-current assets held for sale	184	24 507	51	6 397
XVI. Total assets	13 459 505	13 227 869	3 757 539	3 452 670
XVII. Current liabilities	2 247 084	3 157 365	627 326	824 119
XVIII. Non-current liabilities	1 710 812	1 553 290	477 614	405 432
XIX. Liabilities associated with non-current assets held for sale	-	3 302	-	862
XX. Equity	9 501 609	8 513 912	2 652 599	2 222 257
XXI. Minority interest	47 621	44 762	13 295	11 684

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON ITS AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2007

Lubin, April 2008

ERNST & YOUNG

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa

Tel. +48 (0) 22 557 70 00
Faks +48 (0) 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

The Polish original should be referred to in matters of interpretation.
Translation of auditors' report originally issued in Polish.

INDEPENDENT AUDITORS' OPINION

To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached consolidated financial statements of Capital Group KGHM Polska Miedź S.A. ('the Group'), for which the holding company is KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, for the year ended 31 December 2007 containing:
   - the consolidated balance sheet as at 31 December 2007 with total assets amounting to 13,459,505 thousand zlotys,
   - the consolidated income statement for the year from 1 January 2007 to 31 December 2007 with a net profit amounting to 3,935,516 thousand zlotys,
   - the consolidated statement of changes in equity for the year from 1 January 2007 to 31 December 2007 with a net increase in equity amounting to 1,239,207 thousand zlotys,
   - the consolidated cash flow statement for the year from 1 January 2007 to 31 December 2007 with a net cash inflow amounting to 490,965 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

   ('the attached consolidated financial statements').
2. The truth and fairness[1] of the attached consolidated financial statements and the proper maintenance of consolidation documentation are the responsibility of the Company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2].
3. We conducted our audit of the attached consolidated financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached consolidated financial statements. The audit also included assessing the accounting principles adopted and used and

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached consolidated financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached consolidated financial statements treated as a whole.

4. The consolidated financial statements for the year ended 31 December 2006 were respectively audited by another certified auditor, acting on behalf of another entity. The certified auditor issued an unqualified audit opinion dated 13 April 2007.

5. In our opinion, the attached consolidated financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Group's operations for the year from 1 January 2007 to 31 December 2007, as well as its financial position[3] as at 31 December 2007;
   - have been prepared in all material aspects correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU;
   - are in respect of the form and content, in accordance with the legal regulations governing the preparation of financial statements.

6. We have read the 'Directors' Report for the year from 1 January 2007 to 31 December 2007 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles with these consolidated financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744).

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor No. 90036/7272

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 15 April 2008

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

CAPITAL GROUP
KGHM Polska Miedź S.A.

LONG-FORM AUDITORS' REPORT SUPPLEMENTING THE INDEPENDENT AUDITORS' OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

(in thousand zlotys)

I. GENERAL NOTES

1. Background

The parent entity of the KGHM Polska Miedź S.A. Group (hereinafter 'the Group' or 'the Capital Group') is KGHM Polska Miedź S.A. ('the holding company', 'the Company'). The holding company was incorporated on the basis of a Notarial Deed dated 12 September 2001. The Company's registered office is located in Lubin at M. Skłodowskiej-Curie Street 48.

KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.

The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

The holding company is an issuer of securities as referred to in art. 4 of the Regulation (EC) No 1606/2002 of the European Parliament and of the Council of the European Union of 19 July 2002 on the application of international accounting standards (EC Official Journal L243 dated 11 September 2002, page 1, polish special edition chapter 13, title 29 page 609) and, based on the article 55.6a of the Accounting Act dated 29 September 1994 (uniform text: Journal of Laws of 2002, No. 76 with subsequent amendments – 'the Accounting Act'), prepares consolidated financial statements of the Group in accordance with International Financial Reporting Standards as adopted by the EU.

The holding company was entered in the Register of Entrepreneurs of the National Court Register under no. KRS 23302 on 29 June 2001.

The Company was issued with tax identification number (NIP) 692-000-00-13 on 14 June 1993 and statistical number (REGON) 390021764 on 11 February 2000.

The principal activities of the holding company are as follows:

- the mining of non-ferrous metals ore,
- the production of copper, precious and non-ferrous metals,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal,
- waste management,
- wholesale sales based on direct or contractual payments,
- geological and exploratory activities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- telecommunication and IT activities.

(in thousand zlotys)

The operations of the Group's subsidiaries and associates include the following activities:

- telecommunication and IT activities,
- general construction services relating to mining and production structures,
- the generation and distribution of electricity,
- transport services,
- waste management,
- the production of non-ferrous metals.

As at 31 December 2007, the Company's issued share capital amounted to 2,000,000 thousand zlotys. Equity as at that date amounted to 9,501,609 thousand zlotys.

As at 15 April 2008, the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of votes	Par value of shares (Polish zlotys)	% of issued share capital
State Treasury	83,589,900	83,589,900	10	41.79
Others (less than 5%)	116,410,100	116,410,100	10	58.21
	--------	--------	--------	--------
Total	200,000,000	200,000,000	-	100.00
	=====	=====	=====	=====

During the financial year and between the balance sheet date and the date of the opinion the following changes took place in the ownership structure of the Company's issued share capital:

On 15 May 2007 the State Treasury transferred the ownership of 5,000,000 shares in the Company to Kompania Węglowa SA. It constituted 2.5% of total number of shares and 2.5% of the total number of votes.

There were no movements in the share capital in the reporting period.

As at 15 April 2008, the holding company's Management Board was composed of:

Ireneusz Reszczyński	- Acting President , I Vice President
Marek Fusiński	- Vice President
Stanisław Kot	- Vice President

There were following changes in the Company's Management Board composition during the reporting period:

Maksymilian Bylicki	- I Vice President, called off on 6 November 2007
Dariusz Kaśków	- Vice President since 6 November 2007
Ireneusz Reszczyński	- I Vice President since 6 November 2007, previously Vice President

(in thousand zlotys)

There were following changes in the Company's Management Board composition from the balance sheet date to the date of the opinion

Krzysztof Skóra	- President, called off on 17 January 2008
Dariusz Kaśków	- Vice President, called off on 17 January 2008
Ireneusz Reszczyński	- Acting President since 17 January 2008

2. Group Structure

As at 31 December 2007, the Capital Group KGHM Polska Miedź S.A. consisted of the following subsidiaries (direct or indirect):

Entity name	Consolidation method	Type of opinion	Name of authorised entity that audited financial statements	Balance sheet date
Energetyka Sp. z o.o.	Purchase accounting	qualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
KGHM CUPRUM Sp. z o.o. CBR	Purchase accounting	unqualified	PKF Consult Sp. z o.o.	31 December 2007
KGHM Polish Copper Ltd	Purchase accounting	unqualified	Ernst & Young LLP	31 December 2007
Centrum Badań Jakości Sp.z o.o.	Purchase accounting	unqualified	Europejskie Centrum Audytu Sp. z o.o.	31 December 2007
KGHM ECOREN S.A	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
Miedziowe Centrum Zdrowia S.A.	Purchase accounting	unqualified	Biuro Doradztwa i Usług „AUDYTOR" Sp. z o.o.	31 December 2007
POL-MIEDŹ TRANS Sp. z o.o.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
KGHM METRACO S.A.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
KGHM Kupferhandelsges.m.b.H.	Purchase accounting	unqualified	Ernst & Young Wirtschaftsprufungsges. m.b.H	31 December 2007
Telefonia Dialog S.A.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
Zagłębie Lubin SSA	Purchase accounting	qualified	Ernst & Young Audit Sp. z o.o.	31 December 2007

(in thousand zlotys)

Entity name	Consolidation method	Type of opinion	Name of authorised entity that audited financial statements	Balance sheet date
KGHM CONGO s.p.r.l.	Purchase accounting	unqualified	M&M Partners Kongo s.p.r.l.	31 December 2007
Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Purchase accounting	qualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
INOVA Centrum Innowacji Technicznych Sp. z o.o	Purchase accounting	unqualified	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o.	31 December 2007
Dolnośląska Korporacja Ekologiczna Sp. z o.o.	Purchase accounting	unqualified	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o.	31 December 2007
INTERFERIE S. A.	Purchase accounting	unqualified	PricewaterhouseCoopers Sp. z o.o.	31 December 2007
DFM Zanam - LEGMET Sp. z o.o.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2007
WFP HEFRA S.A.	Purchase accounting	unqualified, with an emphasis of matter	Kancelaria Audytorska LKM Finance Sp. z o.o.	31 December 2007
Walcownia Metali Nieżelaznych Sp. z o.o.	Purchase accounting	unqualified	Biuro Usług Finansowo-Księgowych i Podatkowych „BANKFIRM" Sp. z o.o.	31 December 2007
PHP Mercus Sp. z o.o.	Purchase accounting	unqualified	PKF Consult Sp. z o.o.	31 December 2007
PHU Lubinpex Sp. z o.o.	Purchase accounting	unqualified	Biuro Doradztwa i Usług „AUDYTOR" Sp. z o.o.	31 December 2007
Walcownia Metali "Łabędy" S.A.	Purchase accounting	unqualified	Biuro Usług Finansowo-Księgowych i Podatkowych „BANKFIRM" Sp. z o.o.	31 December 2007
Avista Media Sp. z o.o.	Purchase accounting	unqualified	Agencja Biegłych Rewidentów „ABR" Sp. z o.o.	31 December 2007
Vivid.pl S.A.	Purchase accounting	qualified, with an emphasis of matter	MAC Auditor Sp. z o.o.	31 December 2007
KGHM LETIA Legnicki Park Technologiczny S.A.	Purchase accounting	no audit obligation	no audit obligation	31 December 2007

(in thousand zlotys)

As at 31 December 2007 shares in the following associates (direct and indirect) were recognised in the Group's consolidated financial statements using the equity method:

Name and registered office	Type of activity
Polkomtel S.A.	Telecommunication activities
MINOVA-KSANTE Sp. z o.o.	Production – chemicals

Details of the type and impact of changes in entities included in the consolidation as compared to the prior year may be found in Note 5 of the summary of significant accounting policies and other explanatory notes ("the additional notes and explanations") to the consolidated financial statements of the Group for the year ended 31 December 2007.

3. Consolidated Financial Statements

3.1 Auditors' opinion and audit of consolidated financial statements

Ernst & Young Audit sp. z o.o. with its registered office in Warsaw, at Rondo ONZ 1, is registered on the list of entities authorised to audit financial statements under no. 130.

Ernst & Young Audit sp. z o.o. was appointed by the Supervisory Board on 19 March 2007 to audit the Group's financial statements.

Ernst & Young Audit sp. z o.o. and the certified auditor in charge of the audit meet the conditions required to express an impartial and independent opinion on the consolidated financial statements, as defined in Art. 66, clause 2 and 3 of the Accounting Act.

Under the contract executed on 30 April 2007 with the holding company's Management Board, we have audited the consolidated financial statements for the year ended 31 December 2007.

Our responsibility was to express an opinion on the consolidated financial statements based on our audit. The auditing procedures applied to the consolidated financial statements were designed to enable us to express an opinion on the consolidated financial statements taken as a whole. Our procedures did not extend to supplementary information that does not have an impact on the consolidated financial statements taken as a whole.

Based on our audit, we issued an auditors' unqualified opinion dated 15 April 2008, stating the following:

"To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached consolidated financial statements of Capital Group KGHM Polska Miedź S.A. ('the Group'), for which the holding company is KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, for the year ended 31 December 2007 containing:
   - the consolidated balance sheet as at 31 December 2007 with total assets amounting to 13,459,505 thousand zlotys,

(in thousand zlotys)

- the consolidated income statement for the year from 1 January 2007 to 31 December 2007 with a net profit amounting to 3,935,516 thousand zlotys,
- the consolidated statement of changes in equity for the year from 1 January 2007 to 31 December 2007 with a net increase in equity amounting to 1,239,207 thousand zlotys,
- the consolidated cash flow statement for the year from 1 January 2007 to 31 December 2007 with a net cash inflow amounting to 490,965 thousand zlotys and
- the summary of significant accounting policies and other explanatory notes

('the attached consolidated financial statements').

2. The truth and fairness[1] of the attached consolidated financial statements and the proper maintenance of consolidation documentation are the responsibility of the Company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2].

3. We conducted our audit of the attached consolidated financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached consolidated financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached consolidated financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached consolidated financial statements treated as a whole.

4. The consolidated financial statements for the year ended 31 December 2006 were respectively audited by another certified auditor, acting on behalf of another entity. The certified auditor issued an unqualified audit opinion dated 13 April 2007.

5. In our opinion, the attached consolidated financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Group's operations for the year from 1 January 2007 to 31 December 2007, as well as its financial position[3] as at 31 December 2007;
   - have been prepared in all material aspects correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU;
   - are in respect of the form and content, in accordance with the legal regulations governing the preparation of financial statements.

6. We have read the 'Directors' Report for the year from 1 January 2007 to 31 December 2007 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'
[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

(in thousand zlotys)

with these consolidated financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744)."

We conducted the audit of the consolidated financial statements during the period from 1 March 2008 to 15 April 2008. We were present at the holding company's head office from 1 March 2008 to 15 April 2008.

3.2 Representations provided and data availability

The Management Board of the holding company confirmed its responsibility for the truth and fairness[4] of the consolidated financial statements and the correctness of consolidation documentation. The Board stated that it provided us with all financial statements of the Group companies included in the consolidated financial statements, consolidation documentation and other required documents as well as all necessary explanations. We also obtained a written representation dated 15 April 2008, from the Management Board of the holding company confirming that:

- the information included in the consolidation documentation was complete,
- all contingent liabilities had been disclosed in the consolidated financial statements, and
- all material events from the balance sheet date to the date of the representation letter had been disclosed in the consolidated financial statements,

and confirmed that the information provided to us was true and fair to the best of the holding company Management Board's knowledge and belief, and included all events that could have had an effect on the consolidated financial statements.

3.3 Consolidated financial statements for prior financial year

The consolidated financial statements of the Group for the year ended 31 December 2006 were audited by Adam Celiński, Certified Auditor No. 90033/7039, acting on behalf of PricewaterhouseCoopers Sp. z o.o., Al. Armii Ludowej 14, Warsaw, registered in the auditors' register under the number 144. The certified auditor issued an unqualified opinion on the consolidated financial statements for the year ended 31 December 2006. The consolidated financial statements for the year ended 31 December 2006 were approved by the General Shareholders' Meeting on 30 May 2007.

The consolidated financial statements of the Group for the financial year ended 31 December 2006, together with the auditors' opinion, a copy of the resolution approving the consolidated financial statements and the Directors' Report, were filed on 6 June 2007 with the National Court Register.

The introduction to the consolidated financial statements, the consolidated balance sheet as at 31 December 2006, the consolidated income statement, the statement of changes in consolidated equity and the consolidated cash flow statement for the year ended 31 December 2006, together with the auditors' opinion and a copy of the resolution approving the financial statements were published in Monitor Polski B No. 1717 on 30 October 2007.

[4] Translation of the following expression in Polish: "*rzetelność ,prawidłowość i jasność*"

(in thousand zlotys)

4. Analytical Review

4.1 Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Group for the years 2006 – 2007. The ratios were calculated on the basis of financial information included in the consolidated financial statements for the year ended 31 December 2007.

The ratios for the year ended 31 December 2005 were calculated on the basis of financial information presented as comparable in the Group consolidated financial statements for the year ended 31 December 2006, audited by other certified auditor, without taking into account corrections of prior periods' errors and changes of accounting policies concerning year 2005 entered in the consolidated financial statements for the year ended 31 December 2007.

	2007	2006	2005
Total assets	13,459,505	13,227,869	11,048,716
Shareholders' equity	9,501,609	8,513,912	6,357,321
Net profit/ loss	3,935,516	3,479,380	2,104,017
Return on assets (%)	29.2%	26.3%	19.0%
Net profit x 100 / Total assets			
Return on equity (%)	46.2%	54.7%	37.2%
Net profit x 100 / Shareholders' equity at the beginning of the period			
Profit margin (%)	29.2%	27.0%	23.3%
Net profit x 100 / Sales of finished goods, goods for resale and raw materials			
Liquidity I	2.5	1.8	1.3
Current assets / Short-term creditors			
Liquidity III	1.3	0.7	0.6
Cash and cash equivalents / Short-term creditors			

(in thousand zlotys)

	2007	2006	2005
Debtors days	19 days	33 days	26days
Trade debtors x 365 / Sales of finished goods, goods for resale and raw materials			
Creditors days	31 days	32 days	44 days
Trade creditors x 365 / Costs of finished goods, goods for resale and raw materials sold			
Inventory days	84 days	83 days	81 days
Inventory x 365 / Costs of finished goods, goods for resale and raw materials sold			
Stability of financing (%)	88.5%	80.6%	76.3%
(Equity + long-term provisions and liabilities) x 100 / Total liabilities, provisions and equity			
Debt ratio (%)	29.4%	35.6%	42.5%
(Total liabilities and provisions) x 100 / Total assets			
Rate of inflation:			
Yearly average	2.50%	1.00%	2.10%
December to December	4.00%	1.40%	0.70%

4.2 Comments

The following trends may be observed based on the above financial ratios:

- Return on assets at the end of 2007 was 29.2% and was higher than at the end of 2006 and 2005 when it was 26.3% and 19.0%, respectively.
- Return on equity at the end of 2007 was 46.2%, compared to 54.7% at the end of 2006 and 37.2% at the end of 2005.
- Liquidity I ratio at the end of 2007 was 2.5, compared to 1.8 at the end of 2006 and 1.3 at the end of 2005. Liquidity III ratio at the end of 2007 was 1.3, compared to 0.7 at the end of 2006 and 0.6 at the end of 2005.
- Debtors days ratio in 2007 was 19 days, compared to 33 days in 2006 and 26 days in 2005.

(in thousand zlotys)

- Creditors days ratio in 2007 was 31 days, compared to 32 days in 2006 and 44 days in 2005.
- Inventory days ratio in 2007 was 84 days, compared to 83 days in 2006 and 81 days in 2005.
- Stability of financing in 2007 was 88.5%, compared to 80.6% in 2006 and 76.3% in 2005.
- Debt ratio decreased in 2007 to 29.4%, compared to 35.6% in 2006 and 42.5% in 2005.

4.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the holding company is unable to continue as a going concern for at least twelve months subsequent to 31 December 2007 as a result of an intended or compulsory withdrawal from or a substantial limitation in its current operations.

In Note 1 of the additional notes and explanations to the audited consolidated financial statements for the year ended 31 December 2007, the Management Board of the holding company has stated that the financial statements of the Group entities included in the consolidated financial statements were prepared on the assumption that these entities will continue as a going concern for a period of at least twelve months subsequent to 31 December 2007 and that there are no circumstances that would indicate a threat to its continued activity.

(in thousand zlotys)

II. DETAILED REPORT

1. Completeness and accuracy of consolidation documentation

During the audit no material irregularities were noted in the consolidation documentation which could have a material effect on the audited consolidated financial statements, and which were not subsequently adjusted. These would include matters related to the requirements applicable to the consolidation documentation (and in particular eliminations relating to consolidation adjustments).

2. Accounting policies for the valuation of assets and liabilities

The Group's accounting policies and rules for the presentation of data are detailed in note 2 of the additional notes and explanations to the Group's consolidated financial statements for the year ended 31 December 2007.

3. Structure of assets, liabilities and equity

The structure of the Group's assets and equity and liabilities is presented in the audited consolidated financial statements for the year ended 31 December 2007.

The data disclosed in the consolidated financial statements reconcile with the consolidation documentation.

3.1 Goodwill on consolidation and amortisation

The method of determining goodwill on consolidation, the method on determining impairment of goodwill, were presented in note 2 of the additional notes and explanations to the consolidated financial statements.

3.2 Shareholders' funds including minority interest

The amount of shareholders' funds is consistent with the amount stated in the consolidation documentation and appropriate legal documentation. Minority shareholders' interest amounted to 47,621 thousand zlotys as at 31 December 2007. It was correctly calculated and is consistent with the consolidation documentation.

Information on shareholders' funds has been presented in note 17, 18 and 19 of the additional notes and explanations to the consolidated financial statements.

3.3 Financial year

The financial statements of all Group companies forming the basis for the preparation of the consolidated financial statements were prepared as at 31 December 2007 and include the financial data for the period from 1 January 2007 to 31 December 2007.

(in thousand zlotys)

4. Consolidation adjustments

4.1 Elimination of inter-company balances (receivables and liabilities) and inter-company transactions (revenues and expenses) of consolidated entities.

All eliminations of inter-company balances (receivables and liabilities) and inter-company transactions (revenues and expenses) of the consolidated companies reconcile with the consolidation documentation.

4.2 Elimination of unrealised gains/losses of the consolidated companies, included in the value of assets, as well as relating to dividends

All eliminations of unrealised gains/losses of the consolidated companies, included in the value of assets, as well as relating to dividends reconcile with the consolidation documentation.

5. Disposal of all or part of shares in a subordinated entity

During the financial year the Group did not sell any shares in subordinated entities.

6. Items which have an impact on the group's result for the year

Details of the items which have an impact on the Group's result for the year have been included in the audited consolidated financial statements for the year ended 31 December 2007.

7. The appropriateness of the departures from the consolidation methods and application of the equity accounting as defined in International Financial Reporting Standards as adopted by the EU

During the process of preparation of the consolidated financial statements there were no departures from the consolidation methods or application of the equity accounting

8. Additional Notes and Explanations to the Consolidated Financial Statements

The additional notes and explanations to the consolidated financial statements for the year ended 31 December 2007 were prepared, in all material respects, in accordance with International Financial Reporting Standards as adopted by the EU.

9. Directors' Report

We have read the 'Directors' Report for the year from 1 January 2007 to 31 December 2007 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744).

(in thousand zlotys)

10. Conformity with Law and Regulations

We have obtained a letter of representations from the Management Board of the holding company confirming that no laws, regulations or provisions of the Group entities' Articles of Association were breached during the financial year.

11. Work of Experts

During our audit we have taken into account the results of the work of the following independent experts:

- certified auditors – in the area of auditing the financial statements of some of the subsidiaries (as mentioned in the table in point I.2 of this report),
- actuaries - in the area of provisions for future employee benefits;
- lawyers - in the area of claims and litigations,
- specialists – in the area of stocktaking of finished goods using geodetic surveys.

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor No. 90036/7272

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 15 April 2008

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, April 2008

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement the annual consolidated financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial position of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The annual report on the activities of the Group presents a true picture of the growth and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
15 April 2008	*Ireneusz Reszczyński*	Acting President of the Management Board I Vice President of the Management Board	
15 April 2008	*Marek Fusiński*	Vice President of the Management Board	
15 April 2008	*Stanisław Kot*	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, April 2008

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has audited the annual consolidated financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have conducted this audit, have met the conditions for issuing an impartial and independent audit opinion, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
15 April 2008	*Ireneusz Reszczyński*	Acting President of the Management Board I Vice President of the Management Board	
15 April 2008	*Marek Fusiński*	Vice President of the Management Board	
15 April 2008	*Stanisław Kot*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, April 2008

KGHM POLSKA MIEDŹ S.A.

Dear shareholders,

The results of the KGHM Polska Miedź S.A. Group in 2007 give reason for satisfaction. Sales revenues amounted to PLN 13.5 billion and were approx. 5 % higher than those achieved in the comparative period of the prior year. This was mainly due to an increase in revenues achieved by the Parent Entity, mainly due to the increase in copper and silver prices and to a lower adjustment of revenues due to hedging transactions. In 2007, similarly as in the prior year, the prices of these metals remained at high levels, alongside relatively large fluctuations. Consistent actions taken with respect to trade and finance, despite the strengthening of the Polish zloty versus the USD, enabled the achievement of high results.

The net profit of the Group increased, with respect to 2006, by 13.1% and amounted to over PLN 3.9 billion. This increase is composed both of the higher results of the Parent Entity, and of the subsidiaries. This is the highest result in the history of the KGHM Polska Miedź S.A. Group.

2007 was the first year of realisation of the strategy of KGHM Polska Miedź S.A. and of the Group which was approved by the Supervisory Board in December 2006. Actions taken within the Group were mainly concentrated on increasing the effectiveness of invested capital. Actions were undertaken with respect to restructuring assets and aimed at increasing sales profitability and searching for new, strategic operating areas. Another area of realising the strategy was bringing clarity to the Group's business structure.

With respect to diversifying activities, a new entity was established in association with the Voivodeship of Lower Silesia and Wrocław University of Technology - KGHM LETIA Legnicki Park Technologiczny S.A. The purpose of this enterprise is to make use of the technological potential of KGHM Polska Miedź S.A., to create an attractive zone for carrying out business and investing in activities based on new technology. A subsidiary - KGHM Ecoren S.A. - commissioned a hydrometallurgical unit for the production of rhenium, one of the most sought-after elements in the world mainly used in the creation of the most modern technology.

The Group results are significantly impacted by its telecom assets. Polkomtel S.A. is consistently realising a strategy of increasing its value, and annually pays a dividend to its shareholders. KGHM Polska Miedź S.A. plans to increase its stake in the assets of Polkomtel S.A., and the very good results of the company confirm the appropriateness of the strategy chosen with respect to the operator of PLUS GSM. DIALOG S.A. is altering its image from that of a traditional fixed-line telephone operator into a modern supplier of Internet, television and mobile telephone services, simultaneously increasing its potential through acquisitions.

Realising its strategy of increasing its value by investing in development projects, KGHM Polska Miedź S.A. provides equity support to the projects of Group companies aimed at strengthening its position in those sectors. Altogether approx. PLN 80 million was spent in 2007 on acquiring shares in subsidiaries. A significant part of this amount involved increasing share capital, among others in „Energetyka" sp. z o.o. This operation was aimed at assuring the company of funds for modernisation aimed at increasing its power generation capacity.

In 2007 as in prior years, KGHM Polska Miedź S.A. financially supported projects aimed at serving the local community. With respect to equity investments, funds were allocated to MCZ S.A. for the acquisition of modern medical equipment and improving the quality of occupational medicine. KGHM Polska Miedź S.A. increased its equity commitment in „Zagłębie" Lubin SSA, in order to build a stadium in Lubin.

In subsequent years we foresee the continuation of equity investments in areas considered by KGHM Polska Miedź S.A. as strategic. In addition, we intend to realise investments supporting the core business of KGHM, as well as undertaking actions bringing clarity to the Group's structure. We hope that our actions will ensure an increase in the value of the Group and will strengthen the market position of its individual entities in the sectors in which they function.

acting President of the
Management Board

Ireneusz Reszczyński

Lubin, 15 April 2008

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR 2007

Lubin, April 2008

Table of contents to the consolidated financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated balance sheet	Note	At 31 December 2007	At 31 December 2006
Assets			
Non-current assets			
Property, plant and equipment	7	6 614 352	6 052 286
Intangible assets	8	119 231	126 014
Investment property	9	16 517	18 853
Investments in associates	10	690 096	690 074
Deferred tax assets	23	320 506	388 468
Available-for-sale financial assets	11	47 155	92 932
Held-to-maturity investments	12	41	44
Derivative financial instruments	13	33 395	17 016
Trade and other receivables	14	47 071	17 175
		7 888 364	**7 402 862**
Current assets			
Inventories	15	1 744 495	1 768 750
Trade and other receivables	14	925 367	1 404 644
Current corporate tax receivables		7 377	4 860
Held-to-maturity investments	12	-	19 070
Derivative financial instruments	13	81 622	282 045
Cash and cash equivalents	16	2 812 096	2 321 131
		5 570 957	**5 800 500**
Non-current assets held for sale	**26**	**184**	**24 507**
TOTAL ASSETS		**13 459 505**	**13 227 869**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	17	2 000 000	2 000 000
Other reserves	18	13 118	(431 161)
Retained earnings		7 440 870	6 900 311
		9 453 988	**8 469 150**
Minority interest		**47 621**	**44 762**
TOTAL EQUITY		**9 501 609**	**8 513 912**
LIABILITIES			
Non-current liabilities			
Trade and other payables	20	24 762	16 739
Borrowings and finance lease liabilities	21	162 909	150 568
Derivative financial instruments	13	3 087	1 486
Deferred tax liabilities	23	29 804	26 538
Liabilities due to employee benefits	24	919 923	864 950
Provisions for other liabilities and charges	25	570 327	493 009
		1 710 812	**1 553 290**
Current liabilities			
Trade and other payables	20	1 602 513	1 711 160
Borrowings and finance lease liabilities	21	113 201	54 756
Current corporate tax liabilities		343 377	402 842
Derivative financial instruments	13	14 335	837 103
Liabilities due to employee benefits	24	77 402	72 603
Provisions for other liabilities and charges	25	96 256	78 901
		2 247 084	**3 157 365**
TOTAL LIABILITIES		**3 957 896**	**4 710 655**
Liabilities associated with non-current assets held for sale	**26**	**-**	**3 302**
TOTAL EQUITY AND LIABILITIES		**13 459 505**	**13 227 869**

The notes presented on pages 7 to 90 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Sales	28	13 494 128	12 862 899
Cost of sales	29	(7 578 224)	(7 760 218)
Gross profit		**5 915 904**	**5 102 681**
Selling costs	29	(210 044)	(193 001)
Administrative expenses	29	(737 874)	(697 242)
Other operating income	31	243 460	173 956
Other operating costs	32	(684 493)	(363 459)
Operating profit		**4 526 953**	**4 022 935**
Finance costs - net	33	(35 159)	(27 102)
Share of profits of associates accounted for using the equity method	36	265 093	220 780
Profit before income tax		**4 756 887**	**4 216 613**
Income tax expense	37	(821 371)	(737 233)
Profit for the period		**3 935 516**	**3 479 380**
attributable to:			
shareholders of the Parent Entity		3 934 559	3 479 183
minority interest		957	197
		3 935 516	**3 479 380**
Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)	38		
- basic		19.67	17.40
- diluted		19.67	17.40

The notes presented on pages 7 to 90 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
		Share capital	Other reserves	Retained earnings		
At 1 January 2006 as previously stated		**2 000 000**	**(796 342)**	**5 139 032**	**14 631**	**6 357 321**
Prior period errors	**3**	**-**	**-**	**282 096**	**37**	**282 133**
At 1 January 2006		**2 000 000**	**(796 342)**	**5 421 128**	**14 668**	**6 639 454**
Impact of cash flow hedging valuation	35.1.9	-	467 185	-	-	467 185
Fair value losses on available-for-sale financial assets		-	(7 071)	-	-	(7 071)
Deferred tax	23	-	(94 933)	-	-	(94 933)
Total income/(expenses) recognised directly in equity		**-**	**365 181**	**-**	**-**	**365 181**
Profit for the period		-	-	3 479 183	197	3 479 380
Total recognised income/(expenses)		**-**	**365 181**	**3 479 183**	**197**	**3 844 561**
Dividend for 2005	39	-	-	(2 000 000)	-	(2 000 000)
Transactions with minority interest		-	-	-	29 897	29 897
At 31 December 2006		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
At 1 January 2007 as previously stated		**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors	**3**	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	35.1.9	-	567 423	-	-	567 423
Fair value losses on available-for-sale financial assets		-	(6 727)	-	-	(6 727)
Deferred tax	23	-	(116 417)	-	-	(116 417)
Total income/(expenses) recognised directly in equity		**-**	**444 279**	**-**	**-**	**444 279**
Profit for the period		-	-	3 934 559	957	3 935 516
Total recognised income/(expenses)		**-**	**444 279**	**3 934 559**	**957**	**4 381 697**
Dividend for 2006	39	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	19	-	-	-	1 902	1 902
At 31 December 2007		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**

The notes presented on pages 7 to 90 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Cash flow from operating activities			
Cash generated from operating activities	40	5 597 215	3 616 516
Income tax paid		(928 810)	(798 599)
Net cash generated from operating activities		**4 668 405**	**2 817 917**
Cash flow from investing activities			
Purchase of a subsidiary, less acquired cash and cash equivalents		(724)	(4 807)
Purchase of property, plant and equipment and intangible assets		(1 182 361)	(891 935)
Proceeds from sale of property, plant and equipment and intangible assets	40	20 001	5 527
Proceeds from sale of investment property		35 924	-
Purchase of held-to-maturity investments		(278 024)	(82 670)
Proceeds from sale of held-to-maturity investments		297 875	63 873
Purchase of available-for-sale financial assets		(210 123)	(50 300)
Proceeds from sale of available-for-sale financial assets		267 412	21 813
Repayments of granted loans		305	-
Interest received		867	1 348
Dividends received		265 468	462 209
Other investment (expenses)/proceeds		(16 004)	1 596
Net cash used in investing activities		**(799 384)**	**(473 346)**
Cash flow from financing activities			
Expenses connected with transactions with minority interest		546	28 873
Proceeds from loans and borrowings		89 733	156 856
Repayments of loans and borrowings		(17 166)	(54 783)
Interest paid		(9 059)	(6 576)
Dividends paid		(3 394 000)	(2 000 000)
Payments of liabilities due to finance leases		(5 501)	(4 228)
Other finance expenses		-	(656)
Net cash used in financing activities		**(3 335 447)**	**(1 880 514)**
Total net cash flow		**533 574**	**464 057**
Exchange gains/(losses) on cash and cash equivalents		(42 609)	15 093
Movements in cash and cash equivalents		**490 965**	**479 150**
Cash and cash equivalents at beginning of the period	16	**2 321 131**	1 841 981
Cash and cash equivalents at end of the period	16	**2 812 096**	**2 321 131**
Including restricted cash and cash equivalents		2 808	1 043

The notes presented on pages 7 to 90 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Notes to the consolidated financial statements prepared for the year 2007

1. General information

Company name, registered office, business activities

KGHM Polska Miedź S.A. (the "Parent Entity") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Parent Entity was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center. The composition of the Group was presented in Note 5.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Period of operation of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Parent Entity and subsidiaries have an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board of the Parent Entity

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board of the Parent Entity and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Maksymilian Bylicki	I Vice President of the Management Board (Development)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Metallurgy), also temporarily acting Vice President of Mining
- Ireneusz Reszczyński	Vice President of the Management Board (Sales).

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. resolved to change the organisational structure of the Head Office. As a result, the segregation of duties was as follows:

- Krzysztof Skóra	President of the Management Board
- Maksymilian Bylicki	I Vice President of the Management Board (Development)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Ireneusz Reszczyński	Vice President of the Management Board (Sales).

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

On 6 November 2007, the Supervisory Board dismissed Mr Maksymilian Bylicki as Vice President and appointed Mr Dariusz Kaśków as Vice President of the Management Board.
The Supervisory Board appointed Mr Ireneusz Reszczyński, until now a Vice President, for the position of I Vice President of the Management Board.

As at 31 December 2007, the composition of the Management Board and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Dariusz Kaśków	Vice President of the Management Board (Development).

On 17 January 2008, the Supervisory Board dismissed Mr Krzysztof Skóra as President and Mr Dariusz Kaśków as Vice President of the Management Board and decided that the Management Board of KGHM Polska Miedź S.A. would consist of three members. Following that, the Supervisory Board appointed Mr Ireneusz Reszczyński, the current I Vice President, to act as President of the Management Board until the new President is elected.

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Ireneusz Reszczyński	I Vice President of the Management Board (Sales), acting President of the Management Board
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Parent Entity on 15 April 2008.

Going concern assumption

These financial statements were prepared under the assumption that Group companies will continue as going concerns in the foreseeable future. As at the date of authorisation of these financial statements, there are no circumstances that would indicate a threat to the going concern assumption by the Group companies.

2. Main accounting policies

2.1 Basis of preparing financial statements

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union using the same principles for the current and comparative periods. The presentation of comparable periods was adjusted for the effects of prior period errors and changes to presentation principles.
The effects of these changes are presented in note 3.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets, derivative instruments and investment property, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

Standards and interpretations in force applied in the Group as of 2007

<u>IAS 1 Presentation of Financial Statements – Capital Disclosures</u>
The Group has applied the amended provisions of IAS 1. The newly-disclosed information is presented in Note 35, Financial risk management.

<u>IFRS 7 Financial Instruments: Disclosures</u>
The Group has applied IFRS 7. As a result of implementation of IFRS 7, issues related to financial instruments are mainly discussed in Note 34, Financial Instruments, and in Note 35, Financial Risk Management. The newly-introduced notes contain information which was previously available partly in the following notes: Note 11, Available-for-Sale Financial Assets; Note 12, Held to Maturity Investments; Note 13, Derivative Financial Instruments; Note 14, Trade and Other Receivables; Note 20, Trade and Other Payables; and Note 21, Borrowings and Finance Lease Liabilities. There was also a change in Note 2.2, Accounting Policies, in which information on financial instruments was rearranged.

<u>IFRIC 7 Applying the Restatement Approach under IAS 29 „Financial Reporting in Hyperinflationary Economies"</u>
Application of this interpretation has no effect on the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IFRIC 8 Scope of IFRS 2
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 9 Reassessment of Embedded Derivatives.
The Group has applied IFRIC 9. This interpretation states that assessment of whether a given contract contains an embedded derivative is made when an entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract. Application of this interpretation has not caused any changes in the disclosure of embedded derivatives held by the Group.

IFRIC 10 Interim Financial Reporting and Impairment
The Group has applied IFRIC 10. This interpretation states that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in an equity instrument classified as available-for-sale. Application of this interpretation has not caused significant changes affecting these financial statements.

In these consolidated financial statements any standard or interpretation prior to their coming into force have not been applied.

Published Standards and Interpretations which have not come into force as at 1 January 2007 or have not been approved by the European Union by the publication date of these financial statements:

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"
IFRIC Interpretation 11 was issued on 2 November 2006. It addresses the scope of IFRS 2, Share-based Payment. IFRIC 11 provides guidance on whether transactions in which an entity issues equity instruments as payment for goods or services received by the entity, or when such payment takes the form of equity instruments issued by an entity of the same group, should be accounted for as equity-settled or as cash-settled. This Interpretation also provides guidance on how to approach a situation in which an entity settles liabilities using its own shares. This Interpretation is applicable to periods beginning on or after 1 March 2007, and will not affect the financial statements of the Group.

IFRIC 12 "Service Concession Arrangements"
IFRIC Interpretation 12 was issued on 30 November 2006. The Interpretation relates to arrangements whereby a government or other body grants contracts for the supply of public services to private operators. It provides general principles which operators of service concession contracts should follow in recognising and measuring assets and liabilities arising from service concession contracts. The Interpretation becomes effective for reporting periods beginning on or after 1 January 2008 and will not affect the financial statements of the Group.

IFRS 8 "Operating segments"
IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for reporting periods beginning on and after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Group.
The Group is currently analysing if this Standard affects its financial statements.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment of borrowing costs incurred in connection with a qualifying asset. The amended IAS 23 removes the benchmark treatment that requires that borrowing costs are recognised in the profit or loss and are capitalised. Although this change will affect the Group, it is believed that its impact on the financial statements will be immaterial. The amended standard becomes operative for periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Group will consider its earlier application.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board published interpretation 13 Customer Loyalty Programmes. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation becomes effective for periods beginning on or after 1 July 2008 or later, although earlier application is recommended. The only company in the Group which has a customer loyalty programme is Telefonia Dialog S.A. This company will apply IFRIC 13 upon its acceptance by the European Union. Analysis of the impact of applying IFRIC 13 on the financial statements indicates that its impact will be insignificant. A basic change will respect the principle for recognising revenues, some of which will be recognised based on the number of loyalty points only at the moment of redemption of these points.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
IFRIC Interpretation 14 was published by the International Accounting Standards Board on 4 July 2007. It refers to IAS 19 *Employee Benefits* and provides guidance on how an entity should measure an asset which arises due to the participation of the entity in an employee defined benefit plan. This interpretation also explains what the impact on this asset may be from the minimum requirements for funding such plans. The purpose of introducing this interpretation is to standardise the approach to accounting for such assets as a result of the surplus which arises in defined benefit plans. This interpretation becomes effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IAS 1 "Presentation of Financial Statements"

The amended IAS 1 was published by the International Accounting Standards Board in September 2007. It refers to the presentation of financial statements. The amended standard implements a new element of the financial statements called the statement of comprehensive income, where all items of income and expenses should be presented, including those, which so far have been recognised in equity. In addition, changes apply also to presentation of the statement of changes in equity, presentation of dividends and comparative information, if changes in accounting policies are applied retrospectively. The revisions include changes in the titles of some of the key items of the financial statements, however, companies will be entitled to retain their current terminology. The amended standard becomes effective for annual periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Group will consider its earlier application.

IFRS 3 "Business Combinations"

The amended IFRS 3 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is the result of the completion of the second stage of the convergence project concerning business combinations. The amended Standard gives a more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and shall be applied to the accounting for business combinations effected after this date.

IAS 27 "Consolidated and Separate Financial Statements"

The amended IAS 27 was published by the IASB on 10 January 2008 and replaces the currently binding, IAS 27. Implementation of this standard relates to the completion of the second stage of the convergence project concerning business combination. The objective of this standard is to ensure reliability and comparability of information presented by a parent entity (both in consolidated and separate financial statements) on controlled entities. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. This Standard requires retrospective application, although it includes exemptions from the requirement for retrospective application. The Group is currently analysing if this Standard affects its financial statements.

Amended IFRS 2 "Share-based Payment"

The amended IFRS 2 was published by the IASB on 17 January 2008. Amendments to IFRS 2 relates to vesting conditions to cash and other assets or equity instruments of the entity as part of the share based payment transaction. Changes in this Standard become effective for periods beginning on 1 July 2009 or later and will not have any effect on the financial statements of the Group.

Amended IAS 32 „Financial Instruments: Presentation"

The amended IAS 32 was published by the International Accounting Standards Board (IASB) on 14 February 2008. The amendments related to the specific type of financial instruments, which are similar to ordinary shares, but allow their holder to present them for redemption by issuer if certain, indicated in the Standard, circumstances materialised. To date, in accordance with IAS 32, this type instruments were classified as financial liabilities. The amended IAS 32 requires that such instruments are not classified as liabilities but rather as equity. Standard amendments become effective for reporting periods beginning on 1 January 2009 or later and will not have any effect on the financial statements of the Group.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the entity for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the entity, and
- assets, the value of which can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, in the costs of property, plant and equipment, the anticipated costs of future assets' dismantling and removal and the cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories are included. In particular, in the initial cost of items of property, plant and equipment, discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities are included.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.
The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost or cost of production/ development, less accumulated depreciation and impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item or as separate item of property, plant and equipment (where appropriate) only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are **depreciated** using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of operations.

For individual groups of assets, the following useful lives have been adopted:
- Buildings and civil engineering objects: 25-60 years,
- Machines and equipment: 4-15 years,
- Motor vehicles: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance, i.e.:
- development costs,
- goodwill,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Goodwill
Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition of the investment. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisition of investments in associates is included in the carrying amount of such investment.
Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.
Testing for impairment is performed and any potential impairment loss is recognised in accordance with the policies described in note 2.2.10 "Impairment of non-financial assets".
The carrying amount of goodwill relating to the entity which was disposed of enters into determination of the gain or loss on disposal of subsidiaries and associates.

Development costs

The entities of the Group carry out development projects which are primarily aimed at reducing copper production costs both through the direct reduction of production costs and by protecting the environment, as well as by the economic utilisation of by-products. Development projects are also carried out which are aimed at increasing the production capacity of individual metallurgical plants and mines, improving the technical parameters of manufactured products, improving and modernising copper production technology, and improving working conditions in those places where they are particularly difficult and have a direct adverse impact on productivity.

An intangible asset arising from development is recognised if the entity can demonstrate:

a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,

b) the intention to complete the intangible asset and use or sell it,

c) its ability to use or sell the intangible asset,

d) the manner in which the intangible asset will generate probable future economic benefits,

e) the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and

f) its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

Internally generated costs of development projects recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition, i.e.:

- the criteria described above in points a) to f),
- the probability exists of achieving economic benefits attributable to the given asset, and
- the cost of manufacturing this asset may be reliably measured.

This cost includes expenditures which are directly attributable to the development, manufacture and adaptation of the given asset in accordance with its planned use.

Costs incurred during the development of an intangible asset, from the moment when it meets the above criteria for capitalisation to the completion of development project and the decision is taken to implement it, are capitalised as an intangible asset not yet available for use. Capitalised development costs are not amortised until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment in accordance with IAS 36, Impairment of Assets. If an impairment loss is determined to have occurred, an allowance is recognised in other operating costs, otherwise such expenditure is written off as an expenditure without economic effect, and is also charged to other operating costs.

After initial recognition, the cost of manufacturing an intangible asset (determined in accordance with the principles described in the above paragraph), is decreased by accumulated depreciation and by any impairment losses.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use, which on average is 5 years.

The cost of development project recognised as an intangible asset is tested for impairment in accordance with the principles described in the point „Impairment of property, plant and equipment and intangible assets (including goodwill)" and in IAS 36, Impairment of Assets.

Research expenditure is recognised as an expense as incurred.

Other intangible assets i.e. software, acquired concessions, patents, licenses, intangible assets not yet available for use (under construction) and other intangible assets are measured at cost at initial recognition.
Included in other intangible assets are the internally generated costs of development projects, representing total expenditures incurred from the date when an intangible asset arising from such development projects first meets the criteria for recognition in this category.
Capitalised development costs are recognised as intangible assets not yet available for use until as the projects have been completed and a decision has been made to give them over for use.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Any borrowing costs incurred for a qualifying intangible asset are recognised in the income statement in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets (excluding goodwill and intangible assets not yet available for use) are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:
- Software – 2-8 years,
- Licenses for computer software – 2 – 5 years,
- Rights to geological information – 50 years,
- Acquired property rights – over a useful life set separately for individual property rights.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

As in the case of goodwill, intangible assets not yet available for use (under construction) are not amortised, but are tested annually for impairment. Any potential impairment loss is recognised in the income statement.
There are no intangible assets in the Group with an indefinite useful life.

2.2.3 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property held under an operating lease agreement, as long as it would otherwise meet the definition of investment property.
Investment property (other than that held under an operating lease agreement) is initially measured at cost. Transaction costs are included in the initial measurement.
The initial cost of the right to use an investment property (a property interest) held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates investment property is measured at fair value. Any gain or loss arising from a change in the fair value of the investment property affects net profit or loss for the period in which it arises.
Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.2.4 Investments in subsidiaries and associates

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are those entities which the Group has the power to govern in terms of their financial and operating policies in order to achieve benefits from their activities. Such control is exercised through ownership of the majority of the total number of votes in the governing bodies of these entities, i.e. in their management and supervisory boards. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Group controls a given entity.

The purchase method is used to account for the acquisition of subsidiaries by the Group.
The carrying amount of investments held by the Parent Entity in each subsidiary is eliminated, along with the respective portion of equity of each subsidiary. The excess of the carrying amount of the investment over the fair value of the Group's interest in the identifiable net assets acquired is recognised as goodwill. The excess of the fair value of the Group's interest in the net assets acquired over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Inter–company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred. Minority interest in the net assets of consolidated subsidiaries are recognised as a separate item of equity.

Consolidation of subsidiaries is discontinued from the date on which control ceases.

The Group applies a policy of treating transactions with minority interest as transactions with third parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest give rise to goodwill, being the difference between any consideration paid and the Group's interest in the carrying amount of the net assets acquired.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Investments in subsidiaries and associates (continuation)

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operating policies of the entity, are accounted for using the equity method in the consolidated financial statements.
These investments are initially recognised at cost. The Group's net investment in an associate includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.
The Group's share of post-acquisition profits or losses of associates is recognised in its profit or loss, and its share of post-acquisition movements in other equity is recognised in the respective item of the Group's equity. The cumulative post-acquisition movements in equity are adjusted against the carrying amount of the investment. When the Group's share of losses of an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses, unless it has incurred obligations or made payments on behalf of the associate.

The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate.

2.2.5 Financial Instruments

2.2.5.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The following principles for the classification of financial assets and liabilities to the above specified categories were adopted:

__Financial assets and liabilities measured at fair value through profit or loss__

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition.

A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Group upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Group when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Assets and liabilities in this category are classified as current (current liabilities), if they are expected to be realised within 12 months from the balance sheet date.

__Loans and receivables (L&R)__

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5. Financial Instruments (continuation)

2.2.5.1 Classification of financial instruments (continuation)

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as 'available-for-sale' or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Group does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Group presents as „hedging instruments" the entire fair value of a transaction, even if the Group excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.5.2 Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Group loses control over a given asset.

2.2.5.3 Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.
Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses on derecognition of investments in available-for-sale financial assets.

The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.3 Measurement at the balance sheet date (continuation)

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Group measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition (when the continuing involvement approach applies),

  If the transfer of financial assets does not qualify them for derecognition because the Group retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Group continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the Group recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.15 Provisions, or
  - the amount initially recognised less, when appropriate, cumulative amortisation recognised according to International Accounting Standard No 18 *Revenue.*

2.2.5.4 Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted securities), the Group establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official LME closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the LBM fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of participation units held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.

The fair values of financial instruments held by the Group are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.5 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio).
An impairment allowance is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment allowance. The reversal of an impairment allowance is recognised in profit or loss.

2.2.5.6 Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

2.2.5.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Group does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported profit or loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.7 Hedge accounting (continuation)

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.
If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

Hedge accounting includes the use of forecasted cash flow hedges. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Group estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Group documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Group also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

Derivative instruments cease to be accounted for as hedging instruments when they expire or are sold, terminated or settled, or when the Group revokes its designation of a given instrument as a hedging instrument. The Group may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk. In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.
If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2.2.6 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.7 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.
Impairment allowances on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.
The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.
Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Group
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets, shares, receivables from employees, if they are settled other than by cash payment; and
  - prepayments.

2.2.8 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.9 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.
At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.10 Impairment of non-financial assets

Goodwill and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units). Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.10 Impairment of non-financial assets (continuation)

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2.2.11 Equity

Equity consists of:
1. Share capital at nominal value, reflecting the effects of hyperinflation.
2. Other reserves, which consist of:
   - revaluation reserve set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge, and adjusted by deferred tax, and
   - revaluation reserve for the re-measurement of financial assets classified as available-for-sale to fair value, adjusted by deferred tax.
3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years,
   - reserve capital created in accordance with the Code of Commercial Companies,
   - reserve capital created and used in accordance with the Statutes,
   - profit or loss for the period.

2.2.12 Liabilities

Liabilities are present obligations of the Group arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans and finance leases,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2.2.13 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.14 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

The value of fixed assets, assets under construction and intangible assets acquired for free as grants, is accounted for in accordance with this Policy, point 2.2.24 *Government grants*.

2.2.15 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning, i.e. after the conclusion of mining activities, costs of decommissioning of other technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.15 Provisions (continuation)

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Parent Entity. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.16 Employee benefits

The Group pays retirement benefits due to one-off retirement-disability rights, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreements.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

Retirement benefits due to employees under defined contribution plans:
The Parent Entity participates in an Employee Retirement Plan. With respect to this Plan, the Parent Entity has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.17 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.
Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit. Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.17 Income taxes (including deferred tax) (continuation)

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the entities of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2.2.18 Contingent items and other off-balance sheet items

Contingent liabilities are:

a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

Other off-balance sheet liabilities include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.19 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Group, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes
other operating income and gains, which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- reversal of impairment losses on held-to-maturity investments, financial assets available for sale, and loans,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Group, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Group's activities (loans, bank loans, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Group's activities.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.19 Revenues (continuation)

Revenues from the sale of products, goods for resale and materials are recognised when:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Group has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Group, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.20 Costs

The Group recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- impairment losses on held-to-maturity investments, financial assets available for sale, loans and other investments,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Group, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Group's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.21 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the Group operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Group.

Transactions and balances
At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.
Foreign exchange gains or losses arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as financial assets available for sale, are recognised in revaluation reserve at fair value.

2.2.22 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.23 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, the lease contract is classified as an operating lease.

2.2.24 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

Non-monetary grants are recognised in the accounts in their nominal value, i.e. in the amount of the fee paid.
The principles of utilisation of CO_2 are presented in note 2, point 2.2.26.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.25 Segment reporting

The activities of the Group are arranged by business segment, i.e. a distinguishable component of the activities of the Group that is engaged in providing products or services, and that is subject to risks and returns that are different from those of other business segments.

Geographical segments are identified in the consolidated financial statements as a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

Three business segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and IT services – the provision of telecommunications services, telecommunications, IT services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

2.2.26 Emission rights

The entities of the Group participate in a programme to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commit government bodies, including those in Poland, to control and reduce emission of greenhouse gases. Based on signed agreements the goal was established to reduce the emissions of carbon dioxide to a specified level. As a result, the Polish government allocates emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights are granted for successive reporting periods (the first being the three-year period 2005-2007, and five-year periods thereafter) in exchange for the payment of fees in an amount representing a multiple of the rates for the emission of carbon dioxide and the amount of allowances granted.

The emission allowances received from the government and the related non-monetary government grants are measured at their nominal amount, i.e. at the amount of the fee paid. Allowances which are purchased on a secondary market are measured at cost. Over the time of emission of pollutants, the Group entities recognise a respective liability at the carrying amount of the allowances to be utilised to cover this liability. Should the amount of allowances be insufficient, the liability is measured at the fair value of the allowances at the balance sheet date plus any costs and potential penalties due to insufficient emission rights required to settle the respective liability. Utilisation of emission allowances is accounted for on a FIFO basis.

2.2.27 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period attributable to the shareholders of the Parent Entity by an average weighted number of shares in that period.

2.2.28 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

2.2.29 Capital management

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the effective use of capital is monitored, among others, based on:

1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation and amortisation.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Adjustment of prior period errors, changes in accounting policies

In 2007 the following was carried out:

a) adjustments of prior periods errors, respect of:

- changes in the interpretation of IAS 12 § 39 and § 42 respecting the recognition of deferred tax liabilities on the measurement of investments in associated entities accounted for using the equity method. As a result of this change equity increased as at 1 January 2006 by PLN 93 597 thousand, and profit for 2006 decreased by PLN 45 809 thousand,
- adjustment to depreciation concerning differences in the measurement of fixed assets transferred as a contribution in kind from KGHM Polska Miedź S.A. as an increase in the share capital of the following subsidiaries: „Energetyka" sp. z o.o., POL-MIEDŹ TRANS Sp. z o.o. and „MIEDZIOWE CENTRUM ZDROWIA" S.A. As a result of this adjustment there was an increase in equity as at 1 January 2006 by PLN 17 226 thousand and in profit for 2006 by PLN 4 711 thousand,
- recognition of provisions for liabilities due to premiums to the Social Insurance Institution (ZUS) on the income of employees increased by the costs of their quatering and travel to a worksite whose distance from their residence prevents them from daily travel to and from work. As a result of this adjustment equity decreased as at 31 December 2006 by PLN 2 626 thousand,
- increase of provisions for liabilities due to social insurance premiums to ZUS on player contracts. As a result of this adjustment equity decreased as at 31 December 2006 by PLN 4 182 thousand,
- determining the expected extent of realisation of the deferred tax asset and recognition of the deferred tax asset on all temporary differences. As a result of this adjustment there was an increase in equity as at 1 January 2006 by PLN 154 753 thousand and in profit for 2006 by PLN 11 001 thousand,
- an adjustment to impairment of property, plant and equipment and of receivables. As a result of this adjustment equity increased as at 1 January 2006 by PLN 21 916 thousand, and profit for 2006 decreased by PLN 596 thousand,
- an adjustment in the depreciation period of perpetual usufruct of land in subsidiaries to depreciation principles in the Group. As a result of this adjustment there was an increase in equity as at 1 January 2006 by PLN 1 412 thousand and in profit for 2006 by PLN 70 thousand.

b) changes in policies of presentation of:

- commodity derivative instruments, whose settlement falls on the second working day after the balance sheet date, not as previously under derivative instruments but under receivables on unsettled derivative instruments,
- held-for-trade derivative instruments with a maturity of over 12 months, which are not subject to hedge accounting principles in accordance with IAS 39. In order to emphasise their long term nature, the Group presents them under non-current assets/liabilities due to derivative instruments, thereby decreasing as at 31 December 2006 current assets and liabilities due to derivative instruments, and simultaneously increasing non-current assets and liabilities due to derivative instruments.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Adjustment of prior period errors, changes in accounting policy (continuation)

Amount of adjustments in the statements presented in the prior periods

Item of financial statements	Amount presented in the annual report RS 2006	Amount of adjustments due to prior periods errors and changes to presentation	Amount after application of changes
Consolidated balance sheet - assets	**12 993 687**	**234 182**	**13 227 869**
Non-current assets	**7 169 607**	**233 255**	**7 402 862**
Property, plant and equipment	6 005 298	46 988	6 052 286
Intangible assets	125 615	399	126 014
Investment property	18 853	-	18 853
Investments in associates	690 074	-	690 074
Deferred tax assets	174 730	213 738	388 468
Available-for-sale financial assets	92 932	-	92 932
Held-to-maturity investments	32 213	(32 169)	44
Derivative financial instruments	16 411	605	17 016
Trade and other receivables	13 481	3 694	17 175
Current assets	**5 799 573**	**927**	**5 800 500**
Inventories	1 768 750	-	1 768 750
Trade and other receivables	1 403 112	1 532	1 404 644
Current corporate tax receivables	4 860	-	4 860
Held-to-maturity investments	19 070	-	19 070
Derivative financial instruments	282 650	(605)	282 045
Cash and cash equivalents	2 321 131	-	2 321 131
Non-current assets held for sale	**24 507**	-	**24 507**
Consolidated balance sheet - equity and liabilities	**12 993 687**	**234 182**	**13 227 869**
Equity	**8 262 402**	**251 510**	**8 513 912**
Share capital	2 000 000	-	2 000 000
Other reserves	(431 161)	-	(431 161)
Retained earnings	6 648 838	251 473	6 900 311
Minority interest	44 725	37	44 762
Non-current liabilities	**1 541 979**	**11 311**	**1 553 290**
Trade and other payables	15 361	1 378	16 739
Borrowings and finance lease liabilities	150 568	-	150 568
Derivative financial instruments	881	605	1 486
Deferred tax liabilities	21 392	5 146	26 538
Liabilities due to employee benefits	864 950	-	864 950
Provisions for other liabilities and charges	488 827	4 182	493 009
Current liabilities	**3 186 004**	**(28 639)**	**3 157 365**
Trade and other payables	1 532 723	178 437	1 711 160
Borrowings and finance lease liabilities	54 756	-	54 756
Current corporate tax liabilities	402 842	-	402 842
Derivative financial instruments	1 047 123	(210 020)	837 103
Liabilities due to employee benefits	72 603	-	72 603
Provisions for other liabilities and charges	75 957	2 944	78 901
Liabilities associated with non-current assets held for sale	**3 302**	-	**3 302**
Consolidated income statement			
Sales	12 862 861	38	12 862 899
Costs of sales	(7 763 980)	3 762	(7 760 218)
Selling costs	(193 001)	-	(193 001)
Administrative expenses	(697 769)	527	(697 242)
Other operating income	174 644	(688)	173 956
Other operating costs	(211 969)	(151 490)	(363 459)
Finance costs - net	(180 445)	153 343	(27 102)
Share of profits of associates accounted for using the equity method	220 780	-	220 780
Profit before income tax	**4 211 121**	**5 492**	**4 216 613**
Income tax expense	(701 118)	(36 115)	(737 233)
Profit for the period	**3 510 003**	**(30 623)**	**3 479 380**
Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)			
- basic/diluted	17.55	(0.15)	17.40

(amounts in tables in thousand PLN, unless otherwise stated)

4. Important estimates

4.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

4.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 3 573 thousand,
- a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 241 712 thousand,
- an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 167 076 thousand,
- a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 3 605 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by Main Statistical Office (GUS),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal percentage rate is based on 3M WIBOR published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
- the rate of inflation is determined for the last 12 months (current to base period), based on the data published by GUS.

If the real discount rate used to estimate the amount of the provisions for decommissioning costs of mines and other facilities decreased by 0.1%, the carrying amount of the provisions for decommissioning costs would be PLN 15 269 thousand higher.

4.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

4.4 Presentation

The Group recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of the Group. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.19 and 2.2.20.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A., as a Parent Entity of the Group, fully consolidated 25 subsidiaries in the current period.

Entity	Head office	Scope of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. – CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	65.67	65.67
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	inspections and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	84.37	84.37
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	88.92	88.92
AVISTA MEDIA sp. z o. o.	Wrocław	design, implementation and servicing of IPTV systems (interactive television)	100	100
Vivid.pl S.A.	Warsaw	internet shop	100	100
KGHM Letia S.A.	Legnica	promotion of innovation	94.95	94.95

Effects of changes in the structure of the KGHM Polska Miedź S.A. Group during the reporting period

Removal from the National Court Register of „Energetyka Spółka Specjalnego Przeznaczenia" sp. z o.o.
On 29 June 2007 Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. in liquidation in Lubin was removed from the National Court Register. This entity, from the moment of its establishment in 2005 to the conclusion of the liquidation process, neither undertook nor pursued business activity.

Registration of increase in capital
On 26 June 2007 an increase in capital was registered for WM „ŁABĘDY" S.A. through the issuance of 3 093 612 shares with a face value of PLN 10 each.
All of the new shares were acquired by KGHM Ecoren S.A. through the transfer as a contribution in kind of the shares of Walcownia Metali Nieżelaznych spółka z o.o.
As a result of acquiring these new shares, the share of KGHM Ecoren S.A. in the share capital of WM „ŁABĘDY" S.A. increased by 14.42% and amounts to 88.92%. The effect of this acquisition in the amount of PLN (338) thousand was recognised in goodwill.
Following the transfer of ownership of the above-mentioned shares, KGHM Ecoren S.A. no longer owns any of the shares of Walcownia Metali Nieżelaznych spółka z o.o., while the share of WM „ŁABĘDY" S.A. in the share capital and in the number of votes at the general shareholders' meeting of Walcownia Metali Nieżelaznych spółka z o.o. amounts to 94.88%. The indirect share of the Group in the share capital of Walcownia Metali Nieżelaznych spółka z o.o. decreased as a result of this transaction by 1.65% in favour of the minority interest. The loss from the disposal of shares in the amount of PLN (872) thousand was recognised in other operating costs.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries (continuation)

Registration of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna
On 29 August 2007, the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the Register of Entrepreneurs: KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica.
The share capital of this newly-created entity amounts to PLN 20 000 thousand and is divided into 20 000 registered shares, series A, of PLN 1 000 each, and granting the same number of votes. KGHM Polska Miedź S.A. acquired 18 990 shares in this company with the total nominal amount of PLN 18 990 thousand, representing 94.95% of the share capital of this company and granting the same number of votes at the General Shareholders' Meeting. KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was established on 2 July 2007.

Acquisition of shares of KGHM Metraco S.A.
On 26 September 2007, KGHM Polska Miedź S.A. acquired 53 shares of KGHM Metraco S.A. from minority shareholders having a nominal value of PLN 500 each. The nominal value of the shares acquired amounts to PLN 26.5 thousand and represents 1.04 % of the share capital of this company. Following this acquisition KGHM Polska Miedź S.A. owns 100 % of the share capital of KGHM Metraco S.A. The cost of these shares is PLN 610 thousand. The net value of acquired shares amounts to PLN 638 thousand. The excess of acquirer's interest over the cost in the amount of PLN 28 thousand was recognised in the financial result.

6. Information on business segments

for the period from 1 January to 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	12 331 100	494 173	668 855	-	13 494 128
Inter-segment sales	123 803	3 943	1 481 453	(1 609 199)	-
Total revenue	**12 454 903**	**498 116**	**2 150 308**	**(1 609 199)**	**13 494 128**
RESULT					
Segment result	5 453 763	63 092	171 921	(424 340)	5 264 436
Unallocated expenses of Group as a whole	-	-	-	-	(737 483)
Operating profit	-	-	-	-	**4 526 953**
Finance cost - net	-	-	-	-	(35 159)
Share of profit of associates	-	264 191	902	-	265 093
Profit before income tax	-	-	-	-	**4 756 887**
Income tax expense	-	-	-	-	(821 371)
Profit for the period	-	-	-	-	**3 935 516**

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	9 878 652	1 215 920	1 471 053	(451 086)	12 114 539
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets					**13 459 505**
Segment liabilities	2 527 617	69 253	377 845	(222 174)	2 752 541
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**3 957 896**
Capital expenditures	828 556	108 454	197 917	(16 550)	1 118 377
Depreciation of property, plant and equipment	412 272	97 921	78 001	(11 912)	576 282
Amortisation of intangible assets	9 793	5 892	5 118	461	21 264
Impairment of property, plant and equipment and intangible assets recognised in income statement	3 710	5 204	(991)	-	7 923
Other non-cash expenses, of which:	74 367	6 389	18 008	(2 824)	95 940
- provisions recognised	49 019	98	13 388	-	62 505

(amounts in tables in thousand PLN, unless otherwise stated)

6. Information on business segments (continuation)

for the period from 1 January to 31 December 2006

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	11 826 783	497 713	538 403	-	12 862 899
Inter-segment sales	144 581	4 540	1 447 895	(1 597 016)	-
Total revenue	**11 971 364**	**502 253**	**1 986 298**	**(1 597 016)**	**12 862 899**
RESULT					
Segment result	4 609 420	70 433	393 461	(297 383)	4 775 931
Unallocated expenses of Group as a whole	-	-	-	-	(752 996)
Operating profit	-	-	-	-	**4 022 935**
Finance cost - net	-	-	-	-	(27 102)
Share of profit of associates	-	219 928	852	-	220 780
Profit before income tax	-	-	-	-	**4 216 613**
Income tax expense	-	-	-	-	(737 233)
Profit for the period	-	-	-	-	**3 479 380**

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	9 562 060	1 210 540	1 250 340	(439 433)	11 583 507
Investments in entities accounted for using the equity method	-	687 694	2 381	-	690 075
Unallocated assets of Group as a whole	-	-	-	-	954 287
Total consolidated assets					**13 227 869**
Segment liabilities	2 589 874	122 075	429 166	(236 953)	2 904 162
Unallocated liabilities of Group as a whole	-	-	-	-	1 806 493
Total consolidated liabilities	-	-	-	-	**4 710 655**
Capital expenditures	679 806	115 070	135 442	-	930 318
Depreciation of property, plant and equipment	375 988	85 171	67 313	(12 774)	515 698
Amortisation of intangible assets	10 167	4 856	4 547	165	19 735
Impairment of property, plant and equipment and intangible assets recognised in income statement	(281)	13 402	13 933	-	27 054
Other non-cash expenses, of which:	105 037	32 072	53 485	991	191 585
- provisions recognised	82 910	163	26 264	-	109 337

The principles of distinguishing of segments are described in note 2 point 2.2.25

Inter-segment transactions are entered into under normal market conditions which also apply in relations with parties external to the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

6. Information on business segments (continuation)

Information on geographical segments

	Revenue for the period		Total assets at		Capital expenditures for the period	
	from 1 January to 31 December 2007	from 1 January to 31 December 2006	31 December 2007	31 December 2006	from 1 January to 31 December 2007	from 1 January to 31 December 2006
Poland	5 662 587	4 588 207	13 366 843	13 005 804	1 116 651	929 990
Germany	2 528 005	3 414 324		-	-	-
France	82 016	465 774		-	-	-
United Kingdom	722 365	636 427	68 925	167 930	12	12
Czech Republic	1 244 613	910 004		-	-	-
Austria	295 088	398 696	16 379	47 941	6	316
Hungary	166 685	214 515		-	-	-
China	852 220	940 255		-	-	-
Other countries	1 940 549	1 294 697	7 358	6 194	1 708	-
TOTAL:	**13 494 128**	**12 862 899**	**13 459 505**	**13 227 869**	**1 118 377**	**930 318**

The geographical breakdown of revenues from sales reflects the location of end clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total capital expenditures reflects the distribution of assets.

7. Property, plant and equipment

	At	
	31 December 2007	31 December 2006
Land	20 237	17 816
Buildings and constructions	3 208 274	3 085 369
Technical equipment and machinery	2 475 477	2 136 206
Motor vehicles	129 056	111 133
Other fixed assets	52 994	48 315
Assets under construction	728 314	653 447
Total	**6 614 352**	**6 052 286**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2006 to 31 December 2007

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2006								
Gross carrying amount		14 942	6 438 775	5 298 490	290 117	144 144	701 083	12 887 551
Accumulated depreciation		-	(3 577 960)	(3 255 130)	(190 041)	(87 721)	-	(7 110 852)
Impairment losses		-	(121 480)	(45 789)	(469)	(14)	(11 640)	(179 392)
Net carrying amount		**14 942**	**2 739 335**	**1 997 571**	**99 607**	**56 409**	**689 443**	**5 597 307**
Changes in the 2006								
Settlement of assets under construction		820	427 983	454 224	31 160	3 090	(917 277)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(14 078)	(14 078)
Direct purchases		1 317	3 240	26 353	3 146	4 577	914 048	952 681
Reclassification from non-current assets classified as held for sale or included in a disposal group		757	4 174	6 589	169	112	-	11 801
Disposal		(5)	(2 386)	(5 037)	(7 618)	(258)	(107)	(15 411)
Scrapping/decommissioning or write-off		-	(8 772)	(155 978)	(3 821)	(4 817)	-	(173 388)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(10 087)	-	-	(10 087)
Donations and no-cost transfers		-	(4 000)	(529)	(192)	(6)	-	(4 727)
Other changes		(15)	86	(5 029)	(1 143)	(4 657)	110	(10 648)
Change in amount of provisions for costs of decommissioning	25	-	79 218		-	-	-	79 218
Transfer between groups		-	(7 286)	7 315	-	(29)	-	-
Depreciation	29	-	(162 836)	(321 625)	(21 382)	(9 855)	-	(515 698)
Decrease in accumulated depreciation due to scrapping, sale and other		-	12 008	141 591	20 944	3 749	-	178 292
Impairment losses	29	-	(57)	(9 563)	(24)	-	(20 883)	(30 702)
Reversal of impairment losses	29	-	2 499	-	21	-	1 665	4 185
Utilisation of impairment losses		-	2 163	324	353	-	526	3 366
At 31 December 2006								
Gross carrying amount		17 816	6 931 032	5 626 398	301 731	142 156	683 779	13 702 912
Accumulated depreciation		-	(3 728 788)	(3 435 164)	(190 479)	(93 827)	-	(7 448 258)
Impairment losses		-	(116 875)	(55 028)	(119)	(14)	(30 332)	(202 368)
Net carrying amount		**17 816**	**3 085 369**	**2 136 206**	**111 133**	**48 315**	**653 447**	**6 052 286**
Changes in 2007								
Settlement of assets under construction		3 446	219 845	715 568	34 576	10 953	(984 388)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(17 618)	(17 618)
Direct purchases		-	13 499	15 313	3 781	6 961	1 051 991	1 091 545
Internally-produced		-	-	-	-	-	5 688	5 688
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	-	-	454	-	-	454
Disposal		(981)	(5 226)	(17 931)	(5 311)	(3 504)	-	(32 953)
Donations and no-cost transfers		-	(179)	(2)	(176)	9	(5)	(353)
Scrapping/decommissioning or write-off		(44)	(15 245)	(192 637)	(3 599)	(5 170)	(9)	(216 704)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(4 125)	(63)	-	(27)	-	(4 215)
Other changes		-	6 751	(891)	4 047	(223)	9 835	19 519
Change in amount of provisions for costs of decommissioning	25	-	64 850	-	-	-	-	64 850
Transfer between groups		-	1 287	(1 287)	-	-	-	-
Depreciation	29	-	(173 347)	(367 533)	(23 988)	(11 414)	-	(576 282)
Decrease in accumulated depreciation due to scrapping, sale and other		-	14 445	189 091	8 043	7 093	-	218 672
Impairment losses	29	-	(203)	(3 773)	-	-	(5 178)	(9 154)
Reversal of impairment losses		-	-	3	-	-	2 111	2 114
Utilisation of impairment losses		-	553	3 413	96	1	12 440	16 503
At 31 December 2007								
Gross carrying amount		20 237	7 212 489	6 144 468	335 503	151 155	749 273	14 613 125
Accumulated depreciation		-	(3 887 690)	(3 613 606)	(206 424)	(98 148)	-	(7 805 868)
Impairment losses		-	(116 525)	(55 385)	(23)	(13)	(20 959)	(192 905)
Net carrying amount		**20 237**	**3 208 274**	**2 475 477**	**129 056**	**52 994**	**728 314**	**6 614 352**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Property, plant and equipment (continuation)

Impairment losses on property, plant and equipment are mainly in respect of the subsidiary Dialog S.A., in which KGHM Polska Miedź owns 100% of the shares. Impairment loss of PLN 180 400 thousand was recognised at 31 December 2005 based on a test for impairment. An impairment test carried out on 31 December 2006 did not indicate the necessity to recognise further impairment of non-current assets. However, write downs were recognised in the amount of PLN 9 004 thousand in connection with retirement of MGW and DECT radio equipment, and in the amount of PLN 6 034 thousand in respect of design documentation recorded for projects which realisation is uncertain.

The KGHM Polska Miedź S.A. Group as a lessee uses the following items of property, plant and equipment under finance lease agreements

	At					
	31 December 2007			31 December 2006		
Groups of property, plant and equipment	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	11 987	10 895	1 092	10 057	6 542	3 515
Motor vehicles	4 737	629	4 108	1 375	575	800
Total	**16 724**	**11 524**	**5 200**	**11 432**	**7 117**	**4 315**

KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	31 December 2007				31 December 2006			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	1 855	-	-	1 855	1 762	-	-	1 762
Buildings and constructions	31 093	678	17 893	13 200	36 223	813	20 943	15 280
Technical equipment and machinery	26 659	1 390	11 390	15 269	25 946	1 280	10 361	15 585
Motor vehicles	19		19	-	19		19	-
Other property, plant and equipment	558	25	505	53	577	24	500	77
Total	**60 184**	**2 093**	**29 807**	**30 377**	**64 527**	**2 117**	**31 823**	**32 704**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group established on property, plant and equipment was presented in note 22 Collateral for the repayment of liabilities.

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been lost or impaired

	For the period	
	from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Amount of compensation recognised in profit or loss	1 865	240

(amounts in tables in thousand PLN, unless otherwise stated)

7. Property, plant and equipment (continuation)

Major investment projects recognised under assets under construction

	At	
	31 December 2007	**31 December 2006**
Construction of the SW-4 shaft	153 475	99 346
Głogów Głęboki – Przemysłowy	115 496	49 374
Mining region infrastructural development	77 701	51 243
Construction of office building	32 583	4 963
Pyrometallurgy modernisation	32 159	54 142
Conformatory work	27 128	10 658
Conveyor belt and pipeline transport investments	19 320	53 352
Modernisation of steam and water boilers	17 881	-
Construction of the R-XI shaft	16 842	30 985
Shafts and primary equipment	14 023	34 917
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	13 393	41 951
Modernisation of a stadium	10 807	-
Total	**530 808**	**430 931**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	31 December 2007	**31 December 2006**
For the acquisition of property, plant and equipment	454 100	239 252
For the acquisition of intangible assets	10 835	10 735
Total capital commitments:	**464 935**	**249 987**

Perpetual usufruct of land

At 31 December 2007, the Group entities used land under perpetual usufruct rights comprising a total area of 6 053 ha, including:

KGHM Polska Miedź S.A.	5 741
Subsidiaries of the Group	312

Some Group entities received perpetual usufruct rights free of charge based on laws in force. The land held under perpetual usufruct comprises industrial terrain related to the principal activities of the Group, which also include protective zones in which environmental quality standards have been transgressed due to the activities carried out by the Group.

Due to the nature of the use of the above-mentioned land, the Parent Entity has not determined a fair value for these perpetual usufruct rights at 31 December 2007.
In 2007 there was no change in the total area of land used.

Off-balance sheet liabilities of the Group due to the perpetual usufruct of land estimated on the basis of annual fee rates and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	At	
	31 December 2007	**31 December 2006**
Under one year	7 130	7 658
From one to five years	28 535	33 417
Over five years	437 063	484 398
Total:	**472 728**	**525 473**

Fees due to perpetual usufruct of land recognised in profit or loss	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Value of fees due to perpetual usufruct of land	6 874	6 633

(amounts in tables in thousand PLN, unless otherwise stated)

8. Intangible assets

	At 31 December 2007	At 31 December 2006
Development costs	1 354	4 544
Goodwill	2 918	2 579
Software	22 137	21 569
Acquired concessions, patents, licenses	16 657	17 746
Other intangible assets	42 195	41 765
Intangible assets not yet available for use	33 970	37 811
Total	**119 231**	**126 014**

Changes in intangible assets in the period from 1 January 2006 to 31 December 2007:

	Note	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2006								
Gross carrying amount		18 521	800	76 619	38 804	40 544	25 265	200 553
Accumulated amortisation		(10 661)	-	(48 868)	(20 026)	(2 572)	-	(82 127)
Impairment losses		-	(99)	(3 415)	-	-	-	(3 514)
Net carrying amount		**7 860**	**701**	**24 336**	**18 778**	**37 972**	**25 265**	**114 912**
Changes in 2006								
Transfer from intangible assets not yet available for use		135	-	3 772	5 386	20	(9 313)	-
Direct purchases		303	2 181	901	238	2 504	22 140	28 267
Disposals		-	-	-	-	(450)	-	(450)
Liquidation or write-off		(1 683)	-	(436)	(21)	(755)	-	(2 895)
Other changes		-	-	49	351	5 968	(281)	6 087
Amortisation	29	(3 345)	-	(7 426)	(6 688)	(2 276)	-	(19 735)
Decrease in accumulated amortisation due to liquidation, sale and other		1 274	-	373	(298)	(1 218)	-	131
Impairment losses	29	(409)	(303)	-	-	-	-	(712)
Utilisation of impairment losses		409	-	-	-	-	-	409
At 31 December 2006								
Gross carrying amount		17 276	2 981	80 905	44 758	47 831	37 811	231 562
Accumulated amortisation		(12 732)	-	(55 921)	(27 012)	(6 066)	-	(101 731)
Impairment losses		-	(402)	(3 415)	-	-	-	(3 817)
Net carrying amount		**4 544**	**2 579**	**21 569**	**17 746**	**41 765**	**37 811**	**126 014**
Changes in 2007								
Transfer from intangible assets not yet available for use		44	-	6 972	6 242	-	(13 258)	-
Direct purchases		95	-	1 134	301	4 569	20 733	26 832
Other changes		-	339	(4)	-	(37)	(10 500)	(10 202)
Disposals		(481)	-	13	(6)	(201)	-	(675)
Liquidation or write-off		(737)	-	(2 214)	(2 621)	(2 571)	-	(8 143)
Amortisation	29	(3 118)	-	(7 539)	(7 632)	(2 975)	-	(21 264)
Decrease in accumulated amortisation due to liquidation, sale and other		1 074	-	2 016	2 627	1 645	-	7 362
Impairment losses	29	(67)	-	-	-	-	(816)	(883)
Utilisation of impairment losses		-	-	190	-	-	-	190
At 31 December 2007								
Gross carrying amount		16 197	3 320	86 806	48 674	49 591	34 786	239 374
Accumulated amortisation		(14 776)	-	(61 444)	(32 017)	(7 396)	-	(115 633)
Impairment losses		(67)	(402)	(3 225)	-	-	(816)	(4 510)
Net carrying amount		**1 354**	**2 918**	**22 137**	**16 657**	**42 195**	**33 970**	**119 231**

(amounts in tables in thousand PLN, unless otherwise stated)

8. Intangible assets (continuation)

At 31 December 2007, the most significant item of intangible assets of the KGHM Polska Miedź S.A. Group is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 30 029 thousand (at 31 December 2006: PLN 30 676 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 080 thousand (at 31 December 2006: PLN 4 167 thousand). The remaining amortisation period of both items of intangible assets is 47 years.

By the Decree of the Council of Ministers dated 27 December 2005 (Journal of Laws no. 264/2005 item 2206) the Polish government allocated emission rights to the specific eligible business entities. In accordance with the National Emission Rights Distribution Plan, the Group has the right to emit 1 971 900 tonnes of carbon dioxide in the years 2005-2007, i.e. 657 300 tonnes annually. These emission rights are recognised in accordance with principles described in note 2, point 2.2.26. Utilisation of emission rights in the years 2005-2007 amounted to 1 753 326 tonnes. In neither accounting period was the annual emissions limit exceeded.

Savings under the allocated limits amount to:

For 2005	18 933 tonnes
For 2006	58 523 tonnes
For 2007	141 118 tonnes
Total	218 574 tonnes

At 31 December 2007 the emission of carbon dioxide amounted to 516 182 tonnes. At 31 December 2007, the market value of unutilised rights amounts to PLN 8 thousand. These unutilised rights of the Group are to be finally settled by reviewers appointed by the Minister of the Environment in 2008. (Limit in force until 31 March 2008).

The amortisation of intangible assets utilised in the production or in the providing of services was recognised under cost of sales in the income statement (PLN 15 976 thousand). The amortisation of other intangible assets was recognised in administrative expenses (PLN 3 074 thousand) and selling costs (PLN 2 214 thousand).

9. Investment property

	Note	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Beginning of financial period		**18 853**	**28 250**
Changes during the financial period		**(2 336)**	**(9 397)**
- re-measurement to fair value	31.32	(2 336)	13 706
- reclassification to assets classified as held for sale according to IFRS 5	26	-	(23 103)
- capitalised expenditures		-	-
End of financial period		**16 517**	**18 853**

Direct operating costs (including repair and maintenance costs) incurred for investment properties which did not generate rental income amounted during the period from 1 January to 31 December 2007 to PLN 385 thousand (for the period from 1 January to 31 December 2006: PLN 146 thousand).

At 31 December 2007, investment property with a value of PLN 16 517 thousand consists of land on the territory of Lubin.

The measurement of investment property located in Lubin was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation, and was estimated using a comparative approach, by the method of comparing pairs. Selection of the approach and method was based on principles set forth in the act on property management and the decree of the Council of Ministers regarding the principles of property valuation and the principles and manner of preparing a valuation survey. Market data was used by the valuer to perform this valuation.

(amounts in tables in thousand PLN, unless otherwise stated)

10. Investments in associates

	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Beginning of financial period	**690 074**	**931 173**
Share of profits of associates	265 093	220 780
Changes in equity due to payment of dividend for the prior and current financial year	(265 092)	(461 879)
Other changes	21	-
End of financial period	**690 096**	**690 074**

Interests held by the Group in associates

	Country of incorporation	Assets	Liabilities	Sales	Profit for the period	Interest held (%)
At 31 December 2006						
Polkomtel S.A.	Poland	7 680 956	4 174 103	7 359 014	1 121 670	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	9 753	1 815	16 296	2 840	30.00
		7 690 709	4 175 918	7 375 310	1 124 510	
At 31 December 2007						
Polkomtel S.A.	Poland	8 453 373	4 946 435	7 799 020	1 358 676	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	9 740	1 635	16 760	3 006	30.00
		8 463 113	4 948 070	7 815 780	1 361 682	

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest, is an associate which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies. The question of a possible increase of the interest in Polkomtel S.A. was described in Note 43.

11. Available-for-sale financial assets

	At 31 December 2007	At 31 December 2006
Non-current available-for-sale financial assets	**47 155**	**92 932**
- shares in unlisted companies	23 952	25 291
- shares in listed companies	9 455	-
- treasury bonds	3 076	3 107
- share in the AIG investment fund	10 665	14 191
- participation units in DWS Polska Płynna Lokata Plus investment fund	-	50 336
- other	7	7
Total available-for-sale financial assets:	**47 155**	**92 932**

12. Held-to-maturity investments

	At 31 December 2007	At 31 December 2006
Non-current held-to-maturity investments	**41**	**44**
- Other securities	41	44
Current held-to-maturity investments	**-**	**19 070**
- Commercial bonds	-	4 028
- Certificates of deposit	-	15 042
Total held-to-maturity investments:	**41**	**19 114**

(amounts in tables in thousand PLN, unless otherwise stated)

13. Derivative financial instruments

	Note	At 31 December 2007	At 31 December 2006
Non-current assets, of which:		**33 395**	**17 016**
hedging instruments		30 308	16 411
trade instruments		3 087	605
Current assets, of which:		**81 622**	**282 045**
hedging instruments		68 075	95 480
trade instruments		13 547	186 565
Total assets:	34	**115 017**	**299 061**
Non-current liabilities, of which:		**3 087**	**1 486**
hedging instruments		-	881
trade instruments		3 087	605
Current liabilities, of which:		**14 335**	**837 103**
hedging instruments		964	650 530
trade instruments		13 371	186 573
Total liabilities:	34	**17 422**	**838 589**

Transactions involving derivative financial instruments made on the metals market are settled on the second working day of the month following the month in which the average settlement price was determined. This means that transactions involving derivatives made in December 2007 were settled on 3 January 2008. As at the balance sheet date, these transactions were re-measured to fair value and recognised under trade and other receivables as receivables due to unsettled derivatives, or under trade and other liabilities as liabilities arising from unsettled derivative financial instruments. For details, see Note 35.1.8.

13. Derivative financial instruments (continuation)

TRADE DERIVATIVES			**31 December 2007**				**31 December 2006**			
Type of financial instrument	**Volume/ Notional** Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	**Avg. weighted price/ex. rate[1)]** Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	**Financial assets**		**Financial liabilities**		**Financial assets**		**Financial liabilities**	
			Current	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives – Commodity contracts (metals) - Copper										
Swaps							97 035		(97 035)	
Options										
Purchased call options							85 900			
Written call options									(85 900)	
Purchased put options	60.50	5 200	13 369							
Written put options	60.50	5 200			(13 371)					
Purchased put options	5.50	5 200		3 087						
Written put options	5.50	5 200				(3 087)				
TOTAL:			**13 369**	**3 087**	**(13 371)**	**(3 087)**	**182 935**		**(182 935)**	
Derivatives – Commodity contracts (metals) – Silver										
Swaps										
Options										
Purchased call options										
Written call options										
Purchased put options							3 628	605		
Written put options									(3 628)	(605)
TOTAL:							**3 628**	**605**	**(3 628)**	**(605)**
Derivatives – Currency contracts- PLN/EUR			178				2		(10)	
Forwards										
Options										
Purchased call options										
Written call options										
Purchased put options										
Written put options										
TOTAL:			**178**				**2**		**(10)**	
Embedded derivative instruments										
Total trade derivatives			**13 547**	**3 087**	**(13 371)**	**(3 087)**	**186 565**	**605**	**(186 573)**	**(605)**

13. Derivative financial instruments (continuation)

HEDGING DERIVATIVES							31 December 2007				31 December 2006			
	Volume/ Notional	Avg. weighted price/ ex. rate[1]	Maturity date		Period of profit/loss impact		Financial assets		Financial liabilities		Financial assets		Financial liabilities	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	From	Till	From	Till	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts (metals) - Copper														
Swaps	1.35	6980.18	Apr 08	Sept 08	May 08	Oct 08			(964)		6 982		(325 634)	
Options														
Purchased put options	137.50	5712.00	Jan 08	Nov 08	Feb 08	Dec 08	63 140				22 538			
Purchased put options	12.50	5712.00	Dec 08	Dec 08	Jan 09	Jan 09		11 951				4 328		
Collar contracts													(294 927)	
Synthetic put											32 677	5 358	(14 554)	(881)
TOTAL:							**63 140**	**11 951**	**(964)**		**62 197**	**9 686**	**(635 115)**	**(881)**
Derivatives – Commodity contracts (metals) - Silver														
Swaps														
Options														
Purchased put options	11 000	11.80	Jan 08	Nov 08	Feb 08	Dec 08	4 935				907			
Purchased put options	10 600	11.98	Dec 08	Dec 09	Jan 09	Jan 10		18 357				6 725		
Collar contracts											1		(15 409)	
TOTAL:							**4 935**	**18 357**			**908**	**6 725**	**(15 409)**	
Derivatives – Currency contracts - PLN/USD														
Forwards											13 047			
Options														
Collar contracts											19 328		(6)	
TOTAL:											**32 375**		**(6)**	
Total hedging derivatives							**68 075**	**30 308**	**(964)**		**95 480**	**16 411**	**(650 530)**	**(881)**

1) The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and another set of results when the calculation is based on actual exercise prices/ exchange rates of options entered into by the Parent Entity.

(amounts in tables in thousand PLN, unless otherwise stated)

14. Trade and other receivables

	Note	At 31 December 2007	At 31 December 2006
Non-current trade and other receivables			
Trade receivables		11 767	3 007
Amount retained (collateral) due to long-term construction contracts		10 963	-
Deposits		15 405	-
Other financial receivables		1 692	1 604
Impairment allowances	35.3.6	(11 013)	(403)
Total loans and financial receivables, net:	34	**28 814**	**4 208**
Other non-financial receivables		59	281
Prepayments, of which:		18 198	12 686
- perpetual usufruct		15 996	8 639
Impairment allowances		-	-
Total non-financial receivables, net		**18 257**	**12 967**
Non-current trade and other receivables, net:		**47 071**	**17 175**
Current trade and other receivables			
Trade receivables		738 067	1 237 494
Receivables due to unsettled derivative instruments	35.1.8	8 877	-
Loans granted		307	596
Other financial receivables		45 570	18 427
Impairment allowances	35.3.6	(48 839)	(70 818)
Total loans and financial receivables, net	*34*	***743 982***	***1 185 699***
Other non-financial receivables, including:		238 501	200 481
- taxes and other charge		201 895	162 204
Prepayments		17 114	50 353
Impairment allowances		(74 230)	(31 889)
Total non-financial receivables, net		**181 385**	**218 945**
Current trade and other receivables, net:		**925 367**	**1 404 644**
Total non-current and current trade and other receivables, net		**972 438**	**1 421 819**

Impairment allowances on non-financial receivables

	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Impairment allowances at the beginning of the period	**31 889**	**42 852**
Impairment allowances recognised in profit/loss for the period	42 564	679
Impairment allowances reversed through profit or loss for the period	(129)	(4 656)
Impairment allowances utilised during the period	(96)	(7 076)
Impairment allowances charged to costs of legal proceedings	11	90
Reversal of impairment allowances charged to the costs of legal proceedings	(9)	-
Impairment allowances at the end of the period	**74 230**	**31 889**

During the current reporting period, an impairment allowance was created for receivables from local councils (gminas) relating to payment of tax concerning underground mines in the amount of PLN 42 475 thousand. The Parent Entity is in the course of appeal proceedings concerning property tax on mines.

The change of allowances for impairment of loans and receivables is presented in note 35.3.6.

(amounts in tables in thousand PLN, unless otherwise stated)

15. Inventories

	Note	At 31 December 2007	At 31 December 2006
Materials		189 292	196 816
Semi-finished products and work in progress		1 177 498	1 223 010
Finished products		335 226	299 729
Goods for resale		42 479	49 195
Total carrying amount of inventories		**1 744 495**	**1 768 750**

Write-down of inventories in the financial period	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Write-down of inventories recognised in cost of sales	29	(4 230)	(7 613)
Reversal of write-down recognised in cost of sales	29	1 714	1 337

Reversal of the write-down was made due to the sale of goods for resale subject to revaluation at pre-revaluation prices.

16. Cash and cash equivalents

	At 31 December 2007	At 31 December 2006
Cash in hand	577	674
Cash at bank	86 609	52 174
Other cash	474	416
Other financial assets with a maturity of up to 3 months from the date of acquisition	2 724 436	2 267 867
Total cash and cash equivalents	**2 812 096**	**2 321 131**
Restricted cash and cash equivalents	2 808	1 043

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 2 638 137 thousand (as at 31 December 2006: PLN 2 265 899 thousand), debt securities in the amount of PLN 83 628 thousand (as at 31 December 2006 there were none) and interest accrued on financial assets in the amount of PLN 2 671 thousand (as at 31 December 2006: PLN 1 968 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

17. Share capital

	Registered share capital	Total
At 31 December 2006	2 000 000	**2 000 000**
At 31 December 2007	2 000 000	**2 000 000**

Pursuant to resolution no. 31/2005 of the General Shareholders' Meeting of the Parent Entity dated 15 June 2005, in the consolidated financial statements of the Group the results of the revaluation of share capital in the amount of PLN 5 413 573 thousand have been transferred to retained earnings. As a result, as at 31 December 2006 the share capital presented in the consolidated financial statements amounted to PLN 2 000 000 thousand. As there is no such resolution in respect of the separate financial statements of KGHM Polska Miedź S.A., the share capital presented in the financial statements of the Parent Entity as at 31 December 2006 was different from the amount of the share capital of the Group presented in the consolidated financial statements.
On 18 October 2007, the Extraordinary General Shareholders' Meeting resolved to decrease the Parent Entity's share capital, reported in the separate financial statements prepared as at the date of implementation of International Financial Reporting Standards and as at the date of the preparation of the first half-year financial statements according to IFRS, i.e. 30 June 2007, which after hyperinflationary revaluation amounted to PLN 7 413 573 thousand by PLN 5 413 573 thousand, and to transfer this amount to the reserve capital (retained earnings) of the Parent Entity.

As at 31 December 2007, the Parent Entity's registered share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Parent Entity did not issue preference shares.
Each share gives the right to one vote at the General Shareholders' Meeting. The Parent Entity does not have treasury shares. Subsidiaries and associated companies do not own shares in KGHM Polska Miedź S.A.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Share capital (continuation)

Ownership structure

At 31 December 2007, the only shareholder of the Parent Entity with shares representing at least 5% of the share capital and giving the right to the same number of votes at the General Shareholders' Meeting, based on information dated 16 May 2007, was the State Treasury, which held 83 589 900 shares, with a total nominal value of PLN 835 899 000, which accounts for 41.79% of the Parent Entity's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in the depositary receipt program) held shares in an amount below 5% of the share capital i.e. a total of 116 410 100 shares with a total nominal value of PLN 1 164 101 000, which account for 58.21% of the share capital and give the same number of votes at the General Shareholders' Meeting.

Changes in significant blocks of shares

In 2007 the State Treasury reduced its interest in the share capital of the Parent Entity as a result of the transfer of ownership, on 15 May 2007, of 5 000 000 shares in KGHM Polska Miedź S.A. to Kompania Węglowa S.A. The above block of shares represents 2.5% of the share capital and of the total number of votes.

18. Other reserves

	Note	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2006		**14 413**	**(810 755)**	**(796 342)**
Fair value gains on available-for-sale financial assets		5 110	-	5 110
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(12 181)	-	(12 181)
Impact of effective cash flow hedging transactions entered into	35.1.9	-	(1 863 844)	(1 863 844)
Amount transferred to profit or loss due to the settlement of hedging instruments	35.1.9	-	2 331 029	2 331 029
Deferred tax	23	1 342	(96 275)	(94 933)
Total income/(expenses) recognised directly in equity		**(5 729)**	**370 910**	**365 181**
At 31 December 2006		**8 684**	**(439 845)**	**(431 161)**
At 1 January 2007		**8 684**	**(439 845)**	**(431 161)**
Fair value gains on available-for-sale financial assets		13 167	-	13 167
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(19 894)	-	(19 894)
Impact of effective cash flow hedging transactions	35.1.9	-	131 890	131 890
Amount transferred to profit or loss due to the settlement of hedging instruments	35.1.9	-	435 533	435 533
Deferred tax	23	1 082	(117 499)	(116 417)
Total income/(expenses) recognised directly in equity		**(5 645)**	**449 924**	**444 279**
At 31 December 2007		**3 039**	**10 079**	**13 118**

(amounts in tables in thousand PLN, unless otherwise stated)

19. Transactions with minority shareholders

In 2007, transactions were carried out with minority shareholders by:
- registration of liquidation of Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. ,
- acquisition by KGHM Ecoren S.A. of issued shares of WM „ŁABĘDY" S.A. The share of the Group in the capital of WM „ŁABĘDY" S.A. increased by 14.42%,
- change of indirect shares in Walcownia Metali Nieżelaznych spółka z o.o. as a result of a transfer as a contribution in kind of the shares of the company from KGHM Ecoren S.A. to WM „ŁABĘDY" S.A. The share of the Group in the capital of Walcownia Metali Nieżelaznych spółka z o.o. decreased by 1.64%,
- acquisition by KGHM Polska Miedź S.A. of 1.04 % of the shares of KGHM Metraco S.A. Following this acquisition, 100% of the share capital of KGHM Metraco S.A. is owned by KGHM Polska Miedź S.A.,
- acquisition by KGHM Polska Miedź S.A. of 94.95% of the newly-created shares of KGHM Letia S.A.

In addition, an adjustment was made to minority interest capital in the amount of PLN 320 thousand, as at 31 December 2006. Due to the immaterial amount of the adjustment, it was charged to the current financial result.

For the period from 1 January 2007 to 31 December 2007

Type of transaction	Cost/ income from disposal	Value of net assets acquired /(disposed)	Goodwill/ (excess of the value of shares acquired over the cost of acquisition)	Loss from disposal/other operating cost	Transactions with minority shareholders
Liquidation of Energetyka Spółka Specjalnego Przeznaczenia	50	(50)	-	-	-
Acquisition of shares of WM Łabędy S.A.	30 936	30 598	338	-	338
Change of indirect shares in WMN Sp. z o.o.	-	(872)	-	(872)	872
Acquisition of shares of KGHM Metraco S.A.	610	638	(28)	-	(638)
Acquisition of shares of KGHM Letia S.A.	18 990	18 990	-	-	1 010
Adjustment to minority interest capital	-	-	-	(320)	320
Total	50 586	49 304	310	(1 192)	1 902

For the period from 1 January 2006 to 31 December 2006

Type of transaction	Cost/ income from disposal	Value of net assets acquired /(disposed)	Goodwill/ (excess of the value of shares acquired over the cost of acquisition)	Loss from disposal/other operating cost	Transactions with minority shareholders
Acquisition of shares of Zagłębie Lubin SSA and PHU Lubinpex Sp. z o.o.	1 327	1 073	254	-	(1 073)
Disposal of shares of Interferie S.A.	28 873	(30 970)	-	(2 097)	30 970
Total	30 200	(29 897)	254	(2 097)	29 897

(amounts in tables in thousand PLN, unless otherwise stated)

20. Trade and other payables

	Note	At 31 December 2007	At 31 December 2006
Non-current trade and other payables			
Trade payables		9 281	8 987
Other financial liabilities		144	-
Total non-current financial liabilities	34	**9 425**	**8 987**
Other non-financial liabilities		-	577
Deferred income		15 337	7 175
Total non-current non-financial liabilities		**15 337**	**7 752**
Total non-current trade and other payables		**24 762**	**16 739**
Current trade and other payables			
Trade payables		642 007	676 276
Payables due to unsettled derivative financial instruments	35.1.8	3 304	209 415
Other financial liabilities		204 586	130 944
Total current financial liabilities	34	**849 897**	**1 016 635**
Liabilities due to taxes and social security		330 608	252 221
Other non-financial liabilities		79 267	89 910
Special funds		12 319	9 975
Deferred income		7 647	28 818
Accruals		322 775	313 601
Total current non-financial liabilities		**752 616**	**694 525**
Total current trade and other payables		**1 602 513**	**1 711 160**
Total non-current and current trade and other payables		**1 627 275**	**1 727 899**

21. Borrowings and finance lease liabilities

	At 31 December 2007	At 31 December 2006
Non-current borrowings and finance lease liabilities		
Bank loans	132 440	111 691
Loans	13 781	21 481
Finance lease liabilities	16 688	17 396
Total non-current borrowings and finance lease liabilities	**162 909**	**150 568**
Current borrowings and finance lease liabilities		
Bank loans	101 890	41 713
Loans	7 722	7 707
Finance lease liabilities	3 589	5 336
Total current borrowings and finance lease liabilities	**113 201**	**54 756**
Total borrowings and finance lease liabilities	**276 110**	**205 324**

21. Borrowings and finance lease liabilities (continuation)

21.1 Borrowings

Bank and other loans as at 31 December 2007

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in PLN	Of which payable in: 2008 (current)	2009	2010	2011-2012	2013 and beyond
EUR	Variable	879	3 149	774	2 146	229	-	-
PLN	Variable		237 842	100 996	107 811	5 976	7 042	16 017
PLN	Fixed		14 842	7 842	4 000	3 000	-	-
Total bank and other loans			**255 833**	**109 612**	**113 957**	**9 205**	**7 042**	**16 017**

Bank and other loans as at 31 December 2006

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in foreign currency	Of which payable in: 2007 (current)	2008	2009	2010-2011	2012 and beyond
EUR	Variable	1 240	4 847	1 814	1 627	1 161	245	-
PLN	Variable		156 721	39 582	6 343	104 099	3 675	3 022
PLN	Fixed		21 024	8 024	6 000	4 000	3 000	-
Total bank and other loans			**182 592**	**49 420**	**13 970**	**109 260**	**6 920**	**3 022**

Most of the bank loans drawn by Group companies are bank loans with variable interest rates. The majority of bank and other loans denominated in PLN are based on the WIBOR 1M reference rate, plus a bank loan margin, depending on the creditworthiness of the entity being financed, within a range of from 0.3% to 0.8%, with interest payable in monthly periods. Interest on bank loans denominated in EUR is mainly based on the EURIBOR 1M reference rate, plus a bank loan margin of from 0.65% to 1%.

The base interest rates applied in bank loan agreements entered into by entities of the Group at the balance sheet date were as follows:

Ratio (%)	At 31 December 2007	At 31 December 2006
WIBOR 1W	5.3200	4.1100
WIBOR 1M	5.5200	4.1200
WIBOR 3M	5.6800	4.2000
EURIBOR 1M	4.2900	3.6330
EURIBOR 3M	4.6800	3.7300

The major item in borrowings is the bank loan drawn by the subsidiary Telefonia Dialog S.A. in the amount of PLN 141 081 thousand at 31 December 2007 (PLN 100 243 thousand at 31 December 2006 respectively). The bank loan agreement sets out the additional covenants which must be met by the company over the term of the loan, including the following:

- ensuring maintenance of defined financial indicators at set levels during the period of loan term (Financial Debt to EBITDA Ratio not higher than 2.50 : 1, EBITDA to Interest Ratio no lower than 3 :1, Equity not lower than PLN 900 000 thousand)
- the obligation to ensure additional collateral on the bank loan, should the Financial Debt to EBITDA Ratio be higher than 2.0: 1
- the obligation to make payments to open current accounts maintained by the lending bank throughout the loan term, so as to ensure that the annual inflow of funds to these accounts from those payments represents the equivalent of at least 50% of the revenues of the company during this period.

Based on the contracts signed, the total value of overdraft facilities at 31 December 2007 amounted to PLN 103 000 thousand and USD 10 000 thousand (at 31 December 2006 PLN 83 385 thousand and USD 10 000 thousand respectively), of which PLN 45 888 thousand was utilised at 31 December 2007 (at 31 December 2006 PLN 32 530 thousand). Repayment dates for the overdraft facilities used fall a half year after the balance sheet date.

(amounts in tables in thousand PLN, unless otherwise stated)

21. Borrowings and finance lease liabilities (continuation)

21.2 Finance lease liabilities

As at 31 December 2007, the carrying amount of the finance lease liabilities amounted to PLN 20 277 thousand (at 31 December 2006: PLN 22 732 thousand, respectively).
The most significant item is the commitment resulting from an agreement with the State Treasury. Based on this agreement the State Treasury provides access to geological information for a fee. This information was acquired with the purpose of preparing a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments, payable on 30 June of each year. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the accounts of the Parent Entity at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 15 909 thousand (EUR 4 441 thousand) (at 31 December 2006: PLN 19 333 thousand (EUR 5 046 thousand)), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 30 029 thousand (at 31 December 2006: PLN 30 676 thousand).

Finance lease liabilities as at 31 December 2007

	2008 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**3 868**	**3 634**	**3 583**	**6 861**	**5 638**	**23 584**
Future finance costs due to finance leases	279	344	413	1 002	1 269	3 307
Present value of minimum lease payments	**3 589**	**3 290**	**3 170**	**5 859**	**4 369**	**20 277**

Finance lease liabilities as at 31 December 2006

	2007 (current)	2008	2009	2010-2011	2012 and beyond	Total
Nominal value of minimum lease payments	**5 474**	**3 310**	**3 056**	**5 880**	**8 505**	**26 225**
Future finance costs due to finance leases	138	199	296	867	1 993	3 493
Present value of minimum lease payments	**5 336**	**3 111**	**2 760**	**5 013**	**6 512**	**22 732**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Collateral for the repayment of liabilities

In order to guarantee repayment of bank and other loans drawn, the following collateral has been pledged:

- proxy rights to all present and future bank accounts of the borrowers,
- blockade of PLN 200 thousand in the bank account of KGHM Ecoren S.A.,
- ordinary mortgage on investment property up to PLN 41 500 thousand,
- maximum mortgages to the total amount of PLN 41 512 thousand,
- assignment of rights under insurance policy on investments,
- assignment of receivables from property rental contracts in a newly-constructed building,
- contractual mortgages, maximum mortgages and collective mortgage for land,
- blank promissory note with a declaration of rights thereunder,
- statement on submitting to the enforcement regime
- collaterals and letters of comfort of Group companies,
- registered pledge on gas dedusting installations for anode furnaces,
- registered pledge on receivables up to PLN 61 600 thousand,
- registered pledge on inventories of finished products, goods for resale and materials with a value representing 1.3-times the amount of loan actually drawn, representing PLN 15 600 thousand if the maximum amount is drawn,
- assignment of rights under property insurance agreement (assignment of rights under insurance policy against fire and other accidents for PLN 15 600 thousand and an insurance policy against theft with breaking, entering and robbery, PLN 150 thousand),
- registered pledge on inventories up to PLN 8 625 thousand,
- proxy rights for the Bank to discharge liabilities to the Bank from funds in the current account and other accounts kept by the Bank

All of the bank and other loans drawn by the Group are covered by one or more of the collaterals listed above.

At the balance sheet date collateral was established for the following assets to guarantee repayment of liabilities or contingent liabilities:

	At	
	31 December 2007	**31 December 2006**
Property, plant and equipment, including:	96 791	50 645
• Assets under construction (incl. those under a mortgage)	35 409	5 466
• Buildings and constructions	29 941	26 693
• Motor vehicles[1)]	3 626	208
• Technical equipment and machinery[1)]	27 815	18 278
Inventories	27 434	26 933
Trade receivables[2)]	20 363	16 730
Other financial and non-financial receivables	-	-
Cash and cash equivalents	15 605	200
Total carrying amount of assets for which collateral was established to guarantee repayment of financial liabilities	**160 193**	**94 508**

1) incl. those used based on a finance lease
2) incl. those under a pledge or assignment of receivables

(amounts in tables in thousand PLN, unless otherwise stated)

23. Deferred tax

	Note	At 31 December 2007	At 31 December 2007
Net deferred tax asset at the beginning of the period, of which:		**361 930**	**391 188**
Deferred tax assets at the beginning of the period		**388 468**	**411 795**
Deferred tax liabilities at the beginning of the period		**26 538**	**20 607**
Takeover of a subsidiary		-	(3)
Credited to profit or loss	37	45 189	65 678
Decrease in equity	18	(116 417)	(94 933)
Net deferred tax asset at the end of the period, of which:		**290 702**	**361 930**
Deferred tax assets at the end of the period		**320 506**	**388 468**
Deferred tax liabilities at the end of the period		**29 804**	**26 538**

Deferred tax assets prior to offsetting

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	25 423	(8 536)	-	16 887
Interest	40	(27)	-	13
Allowances for impairment of receivables	8 873	(192)	-	8 681
Short-term accruals for wages	38 462	13 696	-	52 158
Employee benefits (holidays)	3 972	841	-	4 813
Provision for decommissioning of mines and other facilities	71 957	15 288	-	87 245
Measurement of forward transactions	65 180	49 138	-	114 318
Re-measurement of hedging instruments	234 986	(12 848)	(96 275)	125 863
Depreciation and amortisation	19 169	45 102	-	64 271
Liabilities due to future employee benefits	163 617	11 820	-	175 437
Unpaid wages with surcharges	41 729	6 760	-	48 489
Other	150 784	(50 367)	-	100 417
Total	**824 192**	**70 675**	**(96 275)**	**798 592**

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	16 887	(13 092)	-	3 795
Interest	13	219	-	232
Allowances for impairment of receivables	8 681	10 219	-	18 900
Short-term accruals for wages	52 158	5 903	-	58 061
Employee benefits (holidays)	4 813	(463)	-	4 350
Provision for decommissioning of mines and other facilities	87 245	17 385	-	104 630
Measurement of forward transactions	114 318	(52 936)	-	61 382
Re-measurement of hedging instruments	125 863	1 453	(117 499)	9 817
Depreciation and amortisation	64 271	40 323	-	104 594
Liabilities due to future employee benefits	175 437	12 857	-	188 294
Unpaid wages with surcharges	48 489	8 676	-	57 165
Other	100 417	(12 639)	-	87 778
Total	**798 592**	**17 905**	**(117 499)**	**698 998**

(amounts in tables in thousand PLN, unless otherwise stated)

23. Deferred tax (continuation)

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the remote possibility of their being settled in future years) amounts to PLN 34 916 thousand (at 31 December 2006: PLN 375 571 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 2 281 thousand (at 31 December 2006: PLN 13 729 thousand). These losses expire as follows: PLN 1 124 thousand in 2009 (in 2006: PLN 1 614 thousand); PLN 768 thousand in 2011 (in 2006: PLN 1 535 thousand) and PLN 389 thousand in 2012.

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in the amount exceeding gains arising from the reversal of taxable temporary differences in the amount of PLN 7 284 thousand (at 31 December 2006: PLN 55 341 thousand). The recognition of deferred tax assets was based on current, confirmed financial plans and on the current activities of the Group.

Deferred tax liabilities prior to offsetting

	At 1 January 2006 based on the rate of 19%	Takeover of a subsidiary	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	5 207	-	4 016	-	9 223
Interest	431	-	447	-	878
Measurement of forward transactions	50 587	-	(4 129)	-	46 458
Re-measurement of hedging instruments	1 571	-	(670)	-	901
Depreciation/amortisation	177 271	-	44 467	-	221 738
Available-for-sale financial assets	3 293	-	-	(1 342)	1 951
Other	194 644	3	(39 134)	-	155 513
Total	**433 004**	**3**	**4 997**	**(1 342)**	**436 662**

	At 1 January 2007 based on the rate of 19%	Takeover of a subsidiary	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	9 223	-	(7 537)	-	1 686
Interest	878	-	2 345	-	3 223
Measurement of forward transactions	46 458	-	(36 902)	-	9 556
Re-measurement of hedging instruments	901	-	(867)	-	34
Depreciation/amortisation	221 738	-	110 441	-	332 179
Available-for-sale financial assets	1 951	-	-	(1 082)	869
Other	155 513	-	(94 764)	-	60 749
Total	**436 662**	**-**	**(27 284)**	**(1 082)**	**408 296**

(amounts in tables in thousand PLN, unless otherwise stated)

24. Employee benefits

A general description of the employee benefit plans is included in note 2, Main accounting policies, point 2.2.16.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2006	**899 148**	**265 807**	**179 927**	**452 469**	**945**
Interest costs	42 685	12 564	8 466	21 655	-
Current service cost	36 192	16 229	10 361	9 552	50
Past service cost	255	9	246	-	-
Benefits paid	(71 944)	(31 136)	(18 341)	(21 742)	(725)
Actuarial gains	43 864	24 042	11 618	8 204	-
Present value of obligations - at 31 December 2006	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Past service cost unrecognised at the balance sheet date	(12 647)	-	(12 647)	-	-
Carrying amount of liabilities - at 31 December 2006	**937 553**	**287 515**	**179 630**	**470 138**	**270**
of which:					
Carrying amount of non-current liabilities	864 950	255 986	163 383	445 581	-
Carrying amount of current liabilities	72 603	31 529	16 247	24 557	270

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2007	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Interest costs	44 191	13 249	8 935	22 007	-
Current service cost	39 976	17 829	12 359	9 788	-
Past service cost	2 888	2 052	836	-	-
Benefits paid	(80 271)	(37 089)	(19 519)	(23 393)	(270)
Actuarial gains	51 302	13 814	8 952	28 536	-
Present value of obligations - at 31 December 2007	**1 008 286**	**297 370**	**203 840**	**507 076**	**-**
Past service cost unrecognised at the balance sheet date	(10 961)	-	(10 961)	-	-
Carrying amount of liabilities - at 31 December 2007	**997 325**	**297 370**	**192 879**	**507 076**	**-**
of which:					
Carrying amount of non-current liabilities	919 923	263 479	173 193	483 251	-
Carrying amount of current liabilities	77 402	33 891	19 686	23 825	-

At	Present value of employee benefits
31 December 2007	1 008 286
31 December 2006	950 200
31 December 2005	899 148
31 December 2004	785 397
31 December 2003	743 092

(amounts in tables in thousand PLN, unless otherwise stated)

24. Employee benefits (continuation)

Total costs recognised in the income statement due to future employee benefits

	For the period	
Total costs recognised in the income statement	**from 1 January 2007 to 31 December 2007**	**from 1 January 2006 to 31 December 2006**
Current service cost	39 976	36 192
Interest costs	44 191	42 685
Actuarial gains	51 302	43 864
Past service cost	4 574	1 942
	140 043	**124 683**

The change in actuarial gains/losses is caused by a change in assumptions relating to the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Group assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2008**	**2009**	**2010 and beyond**
- discount rate	5.50%	5.60%	5.20%
- rate of increase in coal prices	6.50%	3.00%	3.00%
- rate of increase in the lowest wage	0.00%	4.00%	4.00%
- expected inflation	2.70%	3.00%	3.00%
- future expected increase in wages	6.00%	4.00%	4.00%

(amounts in tables in thousand PLN, unless otherwise stated)

25. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2006		**532 202**	**378 973**	**6 958**	**25 771**	**120 500**
Provisions recognised		56 648	67	733	13 518	42 330
Changes arising from changes in provisions after updating of estimates		73 573	73 956	-	-	(383)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	33	20 323	19 708	-	-	615
Utilisation of provisions		(53 666)	(3 337)	(2 334)	(12 960)	(35 035)
Release of provisions		(14 001)	-	(70)	(3 969)	(9 962)
Transfer to Mine Closure Fund		(9 833)	(9 833)	-	-	-
Other		(33 336)	-	-	123	(33 459)
Provisions at 31 December 2006		**571 910**	**459 534**	**5 287**	**22 483**	**84 606**
of which:						
Non-current provisions		**493 009**	**452 335**	**-**	**22**	**40 652**
Current provisions		**78 901**	**7 199**	**5 287**	**22 461**	**43 954**

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007		**571 910**	**459 534**	**5 287**	**22 483**	**84 606**
Provisions recognised		41 926	67	-	1 142	40 717
Changes arising from changes in provisions after updating of estimates		81 383	82 848	-	-	(1 465)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	33	26 303	24 922	226	-	1 155
Utilisation of provisions		(36 484)	(3 840)	(142)	(217)	(32 285)
Release of provisions		(8 097)	(226)	(561)	(3 765)	(3 545)
Transfer to Mine Closure Fund		(12 647)	(12 647)	-	-	-
Other		2 289	-	-	(32)	2 321
Provisions at 31 December 2007		**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
of which:						
Non-current provisions		**570 327**	**527 634**	**4 272**	**-**	**38 421**
Current provisions		**96 256**	**23 024**	**538**	**19 611**	**53 083**

The Group recognises provisions for decommissioning costs of mines and other facilities based on principles described in note 2, point 2.2.15.

The most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** (with the balance of PLN 550 658 thousand as at 31 December 2007), created in accordance with the methodology defined in the International Financial Reporting Standards.

The decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts - Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office - Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.
Subsequent revaluations have been made if significant economic events have occurred which could have an impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain of additions to the projects relating to copper ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Parent Entity. These amended projects assume that ore excavation will continue until the year 2040.

(amounts in tables in thousand PLN, unless otherwise stated)

25. Provisions for other liabilities and charges (continuation)

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility created by way of a circumferential embankment of lowered area. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires, in addition to protection- restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat, several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned and the decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilisation. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Parent Entity's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued by the Parent Entity at the end of each quarter by applying in the discounting model the ratios described in Note 4.2.
The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act – Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Parent Entity in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Parent Entity does not charge any fee for this cash management.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate of 2.6%.

Facilities with the highest share in the provision for decommissioning costs of mines and other facilities

Division	Facility	Provision at 31 December 2007	Provision at 31 December 2006
ZH	"Żelazny Most" tailings pond	90 692	61 111
ZWR	ZWR Rudna Ore Enrichment Plant	50 239	36 566
ZH	Other waste storage areas	43 758	38 193
ZWR	ZWR Polkowice Ore Enrichment Plant	41 517	28 995
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	39 630	30 629
ZWR	ZWR Lubin Ore Enrichment Plant	32 641	34 103
ZH	Pipelines and technological facilities	26 146	18 793
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	23 295	17 966
ZGPS	Eastern part of Polkowice Mine (shafts: PIII, PIV)	20 616	20 957
ZGL	R6 - Central (shafts: LI, LII)	18 262	20 257

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL in the amount of PLN 11 839 thousand,
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention.

Other provisions relate mainly to:
- Metallurgist's Charter amounting to PLN 16 132 thousand,
- liabilities due to property tax on underground mining facilities in the amount of PLN 18 004 thousand (at 31 December 2006: PLN 10 373 thousand),
- expenditures due to agreements signed with local government bodies amounting to PLN 27 380 thousand (at 31 December 2006: PLN 30 458 thousand),
- questioning of the amount of social insurance premiums due to the control by ZUS for prior years in the amount of PLN 12 742 thousand,
- guarantee on the repayment of bank liabilities in the amount of PLN 7 786 thousand,
- identified losses due to realisation contracts in the amount of PLN 5 175 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

26. Non-current assets held for sale

	At	
	31 December 2007	**31 December 2006**
Non-current assets held for sale		
Property, plant and equipment	184	1 404
Investment property	-	23 103
	184	**24 507**

In 2007 subsidiaries of the Group sold property in the amount of PLN 23 103 thousand and tangible fixed assets in the amount of PLN 950 thousand. As a result of the disposal of property, liabilities were settled in relation to this property in the amount of PLN 3 302 thousand. Unsold assets held for sale in 2006 were reclassified as non-current assets.

Total non-current assets held for sale at 31 December 2007 in the amount of PLN 184 thousand represent property, plant and equipment classified as held for sale in 2007.

27. Impairment losses

Impairment losses by asset class during the financial period from 1 January to 31 December 2007

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	203	-	553
Technical equipment and machinery	3 773	3	3 413
Motor vehicles	-	-	96
Other fixed assets	-	-	1
Assets under construction	5 178	2 111	12 440
Development costs	67	-	-
Software	-	-	190
Intangible assets not yet available for use	816	-	-
Total	**10 037**	**2 114**	**16 693**

Impairment losses by segment during the financial period from 1 January to 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	3 710	5 207	1 120	**10 037**
Impairment loss reversed	-	3	2 111	**2 114**
Impairment loss used	693	2 981	13 019	**16 693**

Impairment losses by asset class during the financial period from 1 January to 31 December 2006

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	57	2 499	2 163
Technical equipment and machinery	9 563	-	324
Motor vehicles	24	21	353
Assets under construction	20 883	1 665	526
Development costs	409	-	409
Goodwill	303	-	-
Total	**31 239**	**4 185**	**3 775**

Impairment losses by segment during the financial period from 1 January to 31 December 2006

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	637	15 070	15 532	**31 239**
Impairment loss reversed	918	1 668	1 599	**4 185**
Impairment loss used	2 323	1 213	239	**3 775**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Impairment losses (continuation)

Impairment losses on property, plant and equipment used in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses. Details on the principles of accounting for impairment losses applied by the Group are described in point 2.2.10 of note 2.

Impairment losses recognised in 2007 relate to property, plant and equipment which will not bring expected economic benefits.

28. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
- copper, precious metals, smelter by-products	12 162 500	11 233 993
- energy	34 447	34 040
- services	874 285	786 798
- mining machinery, transport vehicles for mining and other	17 179	16 970
- goods for resale	307 818	671 131
- wastes and materials	10 106	9 824
- other goods	87 793	110 143
Total	**13 494 128**	**12 862 899**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
domestic	**5 662 587**	**4 588 207**
- copper, precious metals, smelter by-products	4 403 062	3 477 208
- energy	34 447	34 040
- services	809 403	718 356
- mining machinery, transport vehicles for mining and other	16 118	14 290
- goods for resale	304 107	240 501
- wastes and materials	10 106	9 798
- other goods	85 344	94 014
export	**7 831 541**	**8 274 692**
- copper, precious metals, smelter by-products	7 759 438	7 756 785
- services	64 882	68 442
- mining machinery, transport vehicles for mining and other	1 061	2 680
- goods for resale and materials	3 711	430 656
- other goods	2 449	16 129
Total	**13 494 128**	**12 862 899**

(amounts in tables in thousand PLN, unless otherwise stated)

29. Costs by type

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Depreciation of property, plant and equipment and amortisation of intangible assets	7, 8	597 546	535 433
Employee benefit costs	30	2 938 479	2 696 790
Materials and energy consumption		3 333 469	3 973 381
External services		1 357 858	1 375 951
Taxes and charges		325 764	338 281
Advertising costs and representation expenses		70 094	53 953
Property and personal insurance		15 135	15 633
Research and development costs not capitalised in intangible assets		4 256	7 310
Other costs, of which:		39 720	53 440
Impairment of property, plant and equipment, intangible assets	7, 8	4 043	10 356
Write-down of inventories	15	4 230	7 613
Allowance for impairment of trade receivables	14	14 771	11 060
Reversal of impairment of property, plant and equipment, intangible assets	7, 8	(3)	(2 520)
Reversal of write-down of inventories	15	(1 714)	(1 337)
Reversal of allowance for impairment of trade receivables	14	(18 363)	(14 402)
Other operating costs		36 756	42 670
Total costs by type		**8 682 321**	**9 050 172**
Cost of goods for resale and materials sold (+), of which:		210 469	589 198
Allowance for impairment of receivables	14	789	-
Reversal of allowance for impairment of receivables	14	(789)	-
Change in inventories of finished goods and work in progress (+/-)		(1 448)	(646 364)
Cost of manufacturing products for internal use (-)		(365 200)	(342 545)
Total cost of sales, selling and administrative costs		**8 526 142**	**8 650 461**

30. Employee benefit costs

	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Remuneration	2 184 308	1 980 743
Costs of social security	694 399	663 308
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	59 772	52 739
Employee benefit costs	**2 938 479**	**2 696 790**

(amounts in tables in thousand PLN, unless otherwise stated)

31. Other operating income

	Note	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Income and gains from financial instruments classified under other operating activities, resulting from:	34.3	145 914	108 224
- income from interest on financial instruments		125 917	90 840
- gains from the disposal of financial instruments		19 857	17 384
- reversal of impairment losses on available-for-sale financial assets		100	-
- reversal of allowance for impairment of receivables		40	-
Increase in the fair value of investment property		-	13 706
Gains from the disposal of investment property		16 122	-
Gains from the disposal of perpetual usufruct of land		391	-
Other interest		13 224	337
Dividends received		396	331
Reversal of impairment losses on assets under construction	7	2 111	1 665
Reversal of allowance for impairment of other non-financial receivables		129	4 656
Government grants and other donations received		3 334	1 717
Release of unused provisions		13 215	26 282
Write-off of prescribed and forgiven debts		108	-
Surpluses identified in inventories and cash		7 965	-
Penalties and compensation received		16 236	7 171
Capitalised prior year expenditures for the Terrain Information System (SIOT)		2 703	-
Excess payments of property tax		11 210	-
Other operating income/gains		10 402	9 867
Total other operating income		**243 460**	**173 956**

32. Other operating costs

	Note	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Costs and losses on financial instruments classified as other operating costs:	34.3	495 135	210 438
- losses from the measurement and realisation of derivative instruments		309 588	148 187
- interest on financial liabilities		2 046	-
- foreign exchange losses		182 996	62 251
- impairment losses on available-for-sale financial assets		131	-
- allowances for impairment of loans and receivables		374	-
Decrease in the fair value of investment property		2 336	-
Losses from the sale of shares in subsidiaries		872	2 098
Allowances for impairment of other non-financial receivables		42 564	679
Losses from the disposal of intangible assets		1 502	2
Losses on the sale of property, plant and equipment		19 996	17 037
Impairment losses on assets under construction	7	5 178	20 883
Impairment losses on intangible assets not yet available for use	8	816	-
Interest on overdue non-financial liabilities (including State Treasury liabilities)		5 699	13 806
Foreign exchange losses		193	154
Donations granted		9 990	7 777
Provisions for liabilities		62 505	58 268
Penalties and compensation paid		5 325	5 210
Maintenance costs of investment property		385	-
Non-culpable shortages in inventories and cash and losses from fortuitous events		2 802	-
Other operating costs/losses		29 195	27 107
Total other operating costs		**684 493**	**363 459**
Losses from the measurement and realisation of derivative instruments prior to offsetting:			
- income from the measurement and realisation of derivative instruments		1 061 917	2 501 844
- costs from the measurement and realisation of derivative instruments		1 371 505	2 650 031

(amounts in tables in thousand PLN, unless otherwise stated)

33. Net finance costs

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Interest expense:	34.3	10 481	6 742
- on bank and other loans		9 640	6 316
- due to finance leases		841	426
Net exchange gains on borrowings	34.3	(1 327)	-
Changes in the value of provisions due to unwinding of discount	25	26 303	20 323
Other net finance costs		(298)	37
Total net finance costs		**35 159**	**27 102**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial instruments

34.1 Carrying amount

At 31 December 2007

Classes of financial instruments	Note	Balance sheet items					Other financial liabilities			
		Available-for-sale financial assets	Held-to-maturity financial assets	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Debt securities	11	3 076								**3 076**
Shares	11	33 407								**33 407**
Shares and participation units in investment funds	11	10 665								**10 665**
Trade receivables (net)	14				693 667					**693 667**
Cash and cash equivalents	16				2 812 096					**2 812 096**
Other financial assets (net)	11, 14, 12	7	41		79 129					**79 177**
Derivatives - Currency	13			178						**178**
Derivatives - Commodity contracts (metals)	13			16 456		(16 458)			97 419	**97 417**
Trade payables	20						(651 288)			**(651 288)**
Bank and other loans	21						(255 833)			**(255 833)**
Other financial liabilities	20, 21						(178 424)	(49 887)		**(228 311)**
		47 155	**41**	**16 634**	**3 584 892**	**(16 458)**	**(1 085 545)**	**(49 887)**	**97 419**	**2 594 251**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial instruments (continuation)

34.1 Carrying amount (continuation)

At 31 December 2006

Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Held-to-maturity financial assets	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Debt securities	11, 12	3 107	19 070							**22 177**
Shares	11	25 291								**25 291**
Shares and participation units in investment funds	11	64 527								**64 527**
Trade receivables (net)	14				1 173 179					**1 173 179**
Cash and cash equivalents	16				2 321 131					**2 321 131**
Other financial assets (net)	11, 12, 14	7	44		16 728					**16 779**
Derivatives - Currency	13			2		(10)			32 369	**32 361**
Derivatives - Commodity contracts (metals)	13			187 168		(187 168)			(571 889)	**(571 889)**
Trade payables	20						(685 263)			**(685 263)**
Bank and other loans	21						(182 592)			**(182 592)**
Other financial liabilities	20, 21						(334 675)	(28 416)		**(363 091)**
		92 932	**19 114**	**187 170**	**3 511 038**	**(187 178)**	**(1 202 530)**	**(28 416)**	**(539 520)**	**1 852 610**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial instruments (continuation)

34.2 Fair values of financial instruments

Classes of financial instruments	Note	At 31 December 2007 Carrying amount	At 31 December 2007 Fair Value	At 31 December 2006 Carrying amount	At 31 December 2006 Fair Value
		34.1		34.1	
Debt securities	11,12	3 076	3 076	22 177	22 177
Shares	11	33 407	33 407	25 291	25 291
Shares and participation units in investment funds	11	10 665	10 665	64 527	64 527
Trade receivables (net)	14	693 667	693 667	1 173 179	1 173 179
Cash and cash equivalents	16	2 812 096	2 812 096	2 321 131	2 321 131
Other financial assets (net)	11,12,14	79 177	79 177	16 779	16 779
Derivatives - Currency, of which:	13	178	178	32 361	32 361
Assets		178	178	32 377	32 377
Liabilities		-	-	(16)	(16)
Derivatives - Commodity contracts (metals), of which:	13	97 417	97 417	(571 889)	(571 889)
Assets		114 839	114 839	266 683	266 683
Liabilities		(17 422)	(17 422)	(838 572)	(838 572)
Trade payables	20	(651 288)	(651 288)	(685 263)	(685 263)
Bank and other loans	21	(255 833)	(255 833)	(182 592)	(182 592)
Other financial liabilities	20, 21	(228 311)	(228 311)	(363 091)	(363 091)

The methods and assumptions used by the Group for measuring the fair values are presented in notes 2.2.5.4 Fair value, 4 Important estimates and assumptions.

The Group is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available for sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial instruments (continuation)

34.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2007 to 31 December 2007	Note	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total financial instruments
Interest income/(expense)	31, 32, 33		154	569	125 194	(11 686)	(841)		**113 390**
Exchange gains/(losses)	32, 33		(892)	(3)	(130 964)	(51 091)	1 281		**(181 669)**
Impairment allowances	29, 32		(131)		(15 934)				**(16 065)**
Reversal of impairment allowances	29, 31		100		19 192				**19 292**
Gains/(losses) on revaluation	35	(309 588)							**(309 588)**
Adjustment to sales due to hedging transactions	35							(435 533)	**(435 533)**
Profit/ (loss) from disposal of financial instruments	31		18 802	1 055					**19 857**
Total net gain/(loss)		**(309 588)**	**18 033**	**1 621**	**(2 512)**	**(62 777)**	**440**	**(435 533)**	**(790 316)**

For the period from 1 January 2006 to 31 December 2006	Note	Financial assets/liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total financial instruments
Interest income/(expense)	31, 32, 33		179	5 656	84 963	(6 256)	(444)		**84 098**
Exchange gains/(losses)	32, 33		(1 439)		7 206	(68 036)	18		**(62 251)**
Impairment allowances	29, 32				(11 060)				**(11 060)**
Reversal of impairment allowances	29, 31				14 402				**14 402**
Gains/(losses) on revaluation	35	(148 187)							**(148 187)**
Adjustment to sales due to hedging transactions	35							(2 331 029)	**(2 331 029)**
Profit/ (loss) from disposal of financial instruments	31			17 384					**17 384**
Total net gain/(loss)		**(148 187)**	**(1 260)**	**23 040**	**95 511**	**(74 292)**	**(426)**	**(2 331 029)**	**(2 436 643)**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial instruments (continuation)

34.4 Transfers not qualified for de-recognition

The Parent Entity has transferred receivables in a way which does not qualify for derecognition as it has retained substantially all risks and rewards of ownership of these assets. This relates to trade receivables sold in a factoring with recourse transaction entered into between the Parent Entity and Bank Handlowy S.A. in Warsaw. In this type of factoring there is a risk that the debtor will fail to make payment of the liabilities to the factor (bank). Should the debtor fail to settle his liabilities, the Parent Entity is obliged to pay the outstanding balance to the bank (the factor) while the Parent Entity simultaneously has the right to demand payment of these liabilities from the debtor.
As a result, at the balance sheet date receivables are still recognised in the amount of PLN 29 610 thousand (at 31 December 2006: PLN 5 684 thousand). Accordingly, the corresponding entry of a related liability has been recognised in an amount equal to that of the retained receivables.

34.5 Situations concerning financial instruments which did not occur in the Group

The following business events and situations, which are required to be disclosed, did not occur in the Group in the periods ended 31 December 2007 and 31 December 2006:

- as at balance sheet date, Group companies did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- Group companies did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- Group companies do not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- Group companies have not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- Group companies did not breach any contractual provisions (IFRS 7, par. 18),
- Group companies invest assets accumulated in a separate bank account kept for the Mine Closure Fund, but do not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- Group companies did not recognise any interest income on impaired financial assets (IFRS 7, par. 20.d),
- Group companies did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- Group companies did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- Group companies did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- Group companies did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28),
- Group companies did not acquire any assets by taking possession of a collateral (IFRS 7, par. 38).

35. Financial risk management

Group companies are exposed to risk in each area of their activities. Understanding those risks and the principles of their management allows the Group to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.
The Group is predominantly exposed to the following classes of financial risk:

- Market risks
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

An appropriate policy, organisational structure and procedures support the financial risk management process.

35. Financial risk management (continuation)

35.1 Market risk

35.1.1 Principles of market risk management

The Group has an active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain a healthy financial condition, and
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Group applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent a hedged item for transactions dealt on the currency market. As a result, the Group has significantly greater flexibility in building hedging strategies.

The Group applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented, embracing an increasing share of production and sales revenues as well as an extended time horizon. Consequently, the Group is hedged against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Group continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Parent Entity applies hedge accounting to hedge the risk of changes of cash flows due to currency and commodity risk.

35.1.2 Techniques for market risk management

The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Apart from this, natural hedging is also used.

All of the potential hedging strategies and the selection of those preferred reflect the following factors: current and forecasted market conditions, the internal situation of the Group, suitability of instruments to be applied and the cost of hedging. In order to mitigate market risk, derivative instruments are primarily used. The Group transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Group relies on information obtained from particular market leading banks, brokers and information services.

It is permitted to use the following types of instruments:
- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standard parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

35.1.3 Hedge effectiveness requirement

According to the policy of Group companies hedging transactions can be entered into only if there is an appropriate instrument traded in a liquid market with a quoted reference price. Prior to the transaction the Group is required to confirm and document the existence of strong negative correlation between changes in the value of the reference instrument and changes in the value of actually-hedged exposure. Hedge effectiveness is subject to constant evaluation and monitoring.

35.1.4. Measurement of market risk

The Group quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Group to market risk.

Since 2007 the Parent Entity has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given period will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

However, due to the fact that no single risk measure possesses the ability to completely reflect reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting

35. Financial risk management (continuation)

35.1 Market risk (continuation)

the decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

35.1.5 Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Group has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Group makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

35.1.6 Market risk exposure

35.1.6.1 Commodity risk

The Group is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The Group's commercial policy is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Group is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

In a situation wherein a client expects that the price base in a contract is to be defined in a non-standard manner and this manner is subsequently accepted, the Group may enter into transactions (adjustment hedge transactions) which swap the base price requested by the customer for the average price from the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Due to the fact that the Group utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Group's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources from the volume of sales.

Exposure of the Group to commodity risk is presented below:

	For the period			
	from 1 January 2007 to 31 December 2007		**from 1 January 2006 to 31 December 2006**	
	Sales	**Purchases**	**Sales**	**Purchases**
Copper ['000 tonnes]	527	93	557	112
Silver [tonnes]	1 177	30	1 239	97

Sensitivity of the Group's financial instruments to commodity risk at the balance sheet date is presented in note 35.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

35.1.6.2 Currency risk

The Group is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Group however is the PLN. As a result, the Group receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

Moreover, the Group is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Group's financial instruments to the currency risk at the balance sheet date is presented in note 35.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.1 Market risk (continuation)

35.1.6 Market risk exposure (continuation)

35.1.6.3 Interest rate risk

The Group is exposed to interest rate risk due to:

- changes in the fair value of bank and other loans drawn, bonds purchased and bank accounts for which interest is calculated at fixed rates,
- changes in cash flow related to bank and other loans drawn, bonds purchased and bank accounts for which interest is calculated at variable rates.

As at 31 December 2007 the Group had floating and fixed interest rate loan liabilities amounting to PLN 256 million.

At the balance sheet date the Group was not a party to any transactions hedging interest rate risk.

35.1.7 Hedging exposure to market risk in the Parent Entity

In 2007 copper hedging strategies represented approx. 25% (in 2006: 34%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 6% (in 2006: 31%). In the case of currency market, hedged revenues from sales represented approx. 10% (in 2006: 13%) of total revenues from sales realised by the Parent Entity.

In 2007, the Parent Entity implemented copper price hedging strategies with a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Parent Entity used options. In addition, during the period the Parent Entity implemented adjustment hedge strategies with a total volume of 5 390 tonnes and a time horizon falling in the following periods: January, from March to July, September and October 2007 as well as the period from April to September 2008. In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal for a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. The Parent Entity used options. In 2007 no adjustment hedge transactions were entered into on the silver market.

In the case of the forward currency market, in 2007 the Parent Entity implemented hedging strategies to hedge the USD/PLN rate for USD 300 million and with a time horizon falling in the second half of 2007. The Parent Entity used forwards. During the analysed period no adjustment hedge transactions were entered into on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in 2008 (150 thousand t), for a portion of silver sales planned in 2008 (12 million troz) and in 2009 (9.6 million troz). As at 31 December 2007 the Parent Entity has no open hedging transactions designated to hedge revenues from sales.

35.1.8 Impact of derivatives on the Group's balance sheet

As at 31 December 2007, the fair value of open positions in derivative instruments amounted to PLN 97 595 thousand, of which PLN 115 017 thousand relate to financial assets (derivatives with positive fair value) and PLN 17 422 thousand relate to financial liabilities (derivatives with negative fair value).

These derivatives hedge cash flows arising from sales made in the months in which the settlement amounts of derivatives are fixed. This means that the effective portion of December derivatives contracted on the metals market in order to hedge future cash flows was transferred from equity to profit or loss on 31 December 2007, despite the fact that they were settled on 3 January 2008. These instruments were measured at fair value and recognised in trade and other receivables as receivables due to unsettled derivative instruments, or in trade and other payables as payables due to unsettled derivative instruments.

The fair value of these instruments is as follows:

- PLN 8 877 thousand presented as receivables due to unsettled derivative instruments (Note 14),
- PLN 3 304 thousand presented as payables due to unsettled derivative instruments (Note 20).

Other information concerning derivatives is presented in Note 13 Derivative instruments and in Note 34.2 Fair value.

35.1.9 Impact of derivatives on the Group's profit or loss and equity

In 2007, the result on derivative instruments amounted to PLN (745 121) thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN (435 533) thousand. Other operating income and costs arising from derivative instruments amounted to PLN (309 588) thousand. Adjustment to other operating income and costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied, the change in the time value of options is not recognised in the revaluation reserve.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.1 Market risk (continuation)

35.1.9 Impact of derivatives on the Group's profit or loss and equity (continuation)

The impact of derivative instruments on profit or loss is presented below:

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Impact on sales	**(435 533)**	**(2 331 029)**
Impact on other operating costs, of which:	**(309 588)**	**(148 187)**
Gains/ (losses) from settlement of derivative instruments	(43 792)	(9 591)
Gains/ (losses) from measurement of derivative instruments	(265 796)	(138 596)
Total impact of derivative instruments on profit or loss:	**(745 121)**	**(2 479 216)**

The value recognised in other operating income and costs for the year 2007 due to the ineffective portion of cash flow hedges amounted to PLN (179 995) thousand (of which PLN (154 964) thousand is a loss on the measurement of hedging instruments [in 2006: PLN (140 263) thousand], and PLN (25 031) thousand is a loss on the settlement of the ineffective portion of hedging instruments [in 2006: PLN (13 080) thousand]).

The Company accounts for cash flow hedging instruments according to the principles presented in note 2.2.5.7 "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or the changes in the intrinsic value of options, as appropriate.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	At	
	31 December 2007	**31 December 2006**
Revaluation reserve – commodity price risk hedging transactions (copper and silver) – derivatives	**(964)**	**(649 350)**
Revaluation reserve – currency risk hedging transactions – derivatives	**-**	**29 968**
Revaluation reserve – currency risk hedging transactions – foreign currency loans	**10 859**	**61 854**
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	**9 895**	**(557 528)**

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	**For the period**	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the beginning of the period	**(557 528)**	**(1 024 713)**
Amounts recognised in equity in the reporting period in respect of hedging transactions	131 890	(1 863 844)
Amounts transferred from equity to the income statement	435 533	2 331 029
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the end of the period (excluding the deferred tax effect)	**9 895**	**(557 528)**

35. Financial risk management (continuation)

35.1 Market risk (continuation)

35.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk

The Group identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Group is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brown motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Group was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts" it should be noted that the Parent Entity holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Parent Entity is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

(amounts in tables in thousand PLN, unless otherwise stated)

35.Financial risk management (continuation)

35.1 Market risk (continuation)

35.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.91		2.06		3.96		3.31		9 376		3 748		18.57		8.54	
			+19%		- 15%		+11%		-8%		+41%		- 44%		+26%		-42%	
			P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	10 665	10 665	1 680		(1 327)													
Trade receivables (net)	246 715	693 667	21 601		(17 063)		9 363		(6 823)									
Cash and cash equivalents	1 183 443	2 812 096	68 735		(54 294)		63 831		(46 513)									
Other financial assets (net)	10 840	79 177	1 417		(1 119)		158		(115)									
Derivatives - Currency	178	178					15		(11)									
Derivatives - Commodity contracts (metals)	97 417	97 417	15 499	(152)	(12 243)	120					(55 188)	7 331	(66 735)	567 002	(12 789)	-	(11 055)	128 457
Trade payables	(29 600)	(651 288)	(2 271)		1 794		(1 298)		945									
Bank and other loans	(3 149)	(255 833)					(269)		196									
Other financial liabilities	(22 412)	(228 311)	(815)		644		(1 473)		1 073									
IMPACT ON PROFIT & LOSS ACCOUNT			105 846		(83 608)		70 327		(51 248)		(55 188)		(66 735)		(12 789)		(11 055)	
IMPACT ON EQUITY				(152)		120						7 331		567 002		-		128 457

EXEMPTION NUMBER : 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

35.Financial risk management (continuation)

35.1 Market risk (continuation)

35.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2006

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2006 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.30 +13%		2.53 - 13%		4.25 +11%		3.49 - 9%		7 534 +19%		3 840 - 39%		15.93 +24%		6.93 -46%	
			P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	14 191	64 527	1 526		(1 500)													
Trade receivables (net)	325 103	1 173 179	26 374		(25 924)		7 047		(5 819)									
Cash and cash equivalents	1 591 284	2 321 131	62 823		(61 750)		88 944		(73 446)									
Other financial assets (net)	151	16 779	4		(4)		10		(8)									
Derivatives - Currency	32 361	32 361	(783)	(23 056)	(2 772)	41 343												
Derivatives – Commodity contracts (metals)	(571 889)	(571 889)	8 323	(69 806)	(8 181)	68 613					(6 555)	(249 306)	(55 216)	775 915	(3 167)	(10 853)	(4 894)	40 363
Trade payables	(40 378)	(685 263)	(2 118)		2 082		(1 827)		1 508									
Bank and other loans	(3 861)	(182 592)					(341)		282									
Other financial liabilities	(235 572)	(363 091)	(22 910)		22 519		(1 985)		1 639									
IMPACT ON PROFIT & LOSS ACCOUNT			73 239		(75 530)		91 848		(75 844)		(6 555)		(55 216)		(3 167)		(4 894)	
IMPACT ON EQUITY				(92 862)		109 956						(249 306)		775 915		(10 853)		40 363

35. Financial risk management (continuation)

35.2 Liquidity risk and capital management

The Group is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (loans, borrowings, buyer's credit) increases the risk of losing liquidity in the future.

The Group must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as to refinance its current debt. This risk is primarily dependent on market conditions and on the evaluation of the creditworthiness of the Group.

The Group decides about the choice of investments and maturities of those investments, taking into account the maturities of its liabilities.

Due to positive cash flows from operating activities in 2007 and the significant amount of cash balances at 31 December 2007, similar to 2006, the Group barely used external sources of financing.

Liquidity analysis for financial liabilities as at 31 December 2007

	Contractual maturities from the balance sheet date						
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**	**Total (without discounting)**	**Carrying amount**
Trade payables	641 814	198	7 814	981	883	**651 690**	**651 288**
Other financial liabilities	206 854	1 036	127	17	-	**208 034**	**208 034**
Bank loans	72 273	29 617	112 763	3 661	16 016	**234 330**	**234 330**
Loans	22	7 700	12 100	1 681	-	**21 503**	**21 503**
Finance lease liabilities	267	3 383	6 718	6 954	5 632	**22 954**	**20 277**
Derivatives – Commodity contracts (metals)	-	964	-	-	-	**964**	**17 422**
Total financial liabilities by maturity	**921 230**	**42 898**	**139 522**	**13 294**	**22 531**	**1 139 475**	

Liquidity analysis for financial liabilities as at 31 December 2006

	Contractual maturities from the balance sheet date					**Total (without discounting)**	**Carrying amount**
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	675 051	1 729	7 483	925	1 388	**686 576**	**685 263**
Other financial liabilities	363 560	-	124	135	18	**363 837**	**340 359**
Bank loans	22 314	19 399	111 691	-	-	**153 404**	**153 404**
Loans	-	7 707	15 100	4 700	1 681	**29 188**	**29 188**
Finance lease liabilities	884	4 594	6 300	5 851	8 505	**26 134**	**22 732**
Derivatives – Commodity contracts (metals)	276 481	563 252	880	-	-	**840 613**	**838 572**
Derivatives - Currency	10	-	-	-	-	**10**	**10**
Total financial liabilities by maturity	**1 338 300**	**596 681**	**141 578**	**11 611**	**11 592**	**2 099 762**	

Financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

In 2007 the Group had overdraft facilities in the amount of PLN 103 000 thousand and USD 10 000 thousand. At the end of 2007 unused overdraft facilities amounted to PLN 57 112 thousand and USD 10 000 thousand.

In 2006 the Group had overdraft facilities in the amount of PLN 56 500 thousand and USD 10 000 thousand. At the end of 2006 unused overdraft facilities amounted to PLN 34 335 thousand and USD 10 000 thousand.

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with market practice, the Group monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net tangible assets (equity less intangible assets) to total assets.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.2 Liquidity risk and capital management (continuation)

The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (operating profit plus depreciation/amortisation).

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Group assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

The above ratios at 31 December 2006 and 31 December 2007 are presented below:

	At	
	31 December 2007	**31 December 2006**
Equity	9 501 609	8 513 912
Less: intangible assets	119 231	126 014
Net tangible assets	9 382 378	8 387 897
Total assets	13 459 505	13 227 869
Equity ratio	**0.70**	**0.63**
Operating profit	4 526 953	4 022 935
Plus: depreciation/amortisation	597 546	535 433
EBITDA	5 124 499	4 558 368
Borrowings and finance lease liabilities	276 110	205 324
Ratio of *DEBT*/EBITDA	**0.054**	**0.045**

Due to the low level of financial debt of the Group as at 31 December 2007, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.054.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.70 at 31 December 2007. The increase in this ratio at 31 December 2007 versus the level at 31 December 2006 results from the fact that net tangible assets increased by 11%, with the relatively small change in the total assets value.

In 2007 and 2006 there were no external capital requirements imposed on the Parent Entity.

35.3 Credit risk

Credit risk is defined as the risk that counterparties of the Group will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

35.3.1 Credit risk related to cash and cash equivalents

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions with high credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single bank in respect of cash and cash equivalents amounts to 29% as at 31 December 2007.

Given the above as well as the short-term nature of those investments, the credit risk associated with cash and cash equivalents is estimated as low.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.3 Credit risk (continuation)

35.3.2 Credit risk related to derivative instruments

All entities with which derivative transactions are entered into operate in the financial sector. These are Polish and foreign financial institutions (mainly banks), with high or medium credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single entity in respect of derivative instruments amounts to 16.9%.

Fair value of derivative instruments hedging metal prices and foreign exchange rates at 31 December 2007 amounted to:

PLN 97 595 thousand (positive balance on the valuation of derivative instruments), of which:

PLN 17 422 thousand represent financial liabilities,

PLN 115 017 thousand represent financial assets.

Due to geographical and institutional diversification of creditors and cooperation with financial institutions having a high credit rating, the Group is not materially exposed to credit risk due to derivatives.

The Parent Entity has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

35.3.3 Credit risk related to trade and other financial receivables

Companies of the Group have been cooperating for many years with a number of geographically diversified clients. The vast majority of sales goes to EU countries, including Poland.

Geographical concentration of credit risk of the Group for trade receivables arising from sales of copper and silver:

	At					
	31 December 2007			31 December 2006		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables from sales of copper and silver	55.6%	30.4%	14.0%	68.1%	25.2%	6.7%

The Parent Entity makes the majority of its sales transactions based on prepayments. The Parent Entity monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Parent Entity has secured the majority of its receivables by promissory notes[1], frozen funds on bank accounts, bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with buyer's credit contain an ownership rights reservation clause confirmed by a date certain[2].

The total value of the Group's trade receivables as at 31 December 2007 excluding the fair value of collaterals, in respect of which the Group may be exposed to credit risk, amounts to PLN 749 834 thousand (at 31 December 2006: PLN 1 240 501 thousand respectively). The significant decrease in the level of receivables compared to 2006 results from sales of debt to financial institutions. The utilisation and the limits of factoring without recourse have been increased in 2007.

The concentration of credit risk in the Parent Entity results from the fact that key clients are allowed extended terms of payment. Consequently, at 31 December 2007 the balance of receivables of the Group from 7 of the Parent Entity's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 48% of the balance of trade receivables (at 31 December 2006: 67.8%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Parent Entity believes that, given the available historical data as well as long-lasting history of cooperation, the level of credit risk is low.

[1] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.
[2] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery. During this time the buyer has free use of the goods.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.3. Credit risk (continuation)

35.3.3 Credit risk related to trade and other financial receivables (continuation)

The following Group companies have significant trade receivables: DIALOG S.A. PLN 102 700 thousand, KGHM Polish Copper Ltd. PLN 48 619 thousand, KGHM Metraco S.A. PLN 45 158 thousand, KGHM Kupferhandelsges. m.b.H. PLN 28 094 thousand, POL-MIEDŹ TRANS Sp. z o.o. PLN 18 441 thousand, PeBeKa S.A. PLN 15 664 thousand, Walcownia Metali Nieżelaznych spółka z o.o. PLN 11 887 thousand, PHP "MERCUS" sp. z o.o. PLN 10 354 thousand.

These Group companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecom services, and consequently there is no concentration of credit risk in any sector. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the given entity recognises both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

The KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk that there will be no cash inflow to the Group due to trade receivables is low.

35.3.4 Credit risk related to loans granted

At 31 December 2007, in accordance with data presented in note 14, Trade and other receivables, the total amount of loans granted by Group companies does not exceed 0.04 % of total loans and receivables (at 31 December 2006: 0.05%) and is the maximum level of losses to which the Group is exposed should a borrower fail to execute his liabilities (excluding the fair value of liabilities assumed). Due to the fact that the financial condition and financial results of Group entities are continuously monitored, the Group believes that the level of credit risk is insignificant.

35.3.5 Credit risk related to investments in debt securities and participation units in investment funds

The Group invested its free cash resources in the State Treasury and corporate bonds issued or guaranteed by entities granted an investment rating by the respectable international rating agencies (Standard&Poor's, Moody's, Fitch). The Group has also purchased participation units in money market investment funds during the year.

Given the above as well as the short-term nature of the investments, the Group estimates that the level of credit risk for the above investments is low.

35.3.6 Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

At 31 December 2007

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**41 818**	38 045	2 949	481	46	297
Other receivables	**231**	132	70	21	3	5

At 31 December 2006

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**88 703**	77 089	7 216	3 033	1 067	298
Other receivables	**1 096**	211	614	24	152	95

The Group analyses receivables primarily on an individual basis in terms of the indication and recognition of impairment allowance. Significant indicators are described in note 2.2.5.5.

(amounts in tables in thousand PLN, unless otherwise stated)

35. Financial risk management (continuation)

35.3 Credit risk (continuation)

35.3.6 Other information related to credit risk (continuation)

Changes in allowances for impairment of financial assets by asset classes are presented in the table below:

a) trade receivables (category: loans and financial receivables)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Impairment allowance at the beginning of the period	**67 322**	**69 563**
Impairment allowance recognised in profit or loss	15 498	10 991
Impairment allowance reversed through profit or loss	(18 663)	(14 246)
Impairment allowance on foreign exchange differences	333	(20)
Impairment allowance utilised during the period	(8 320)	(2 077)
Impairment allowance on costs of legal proceedings	(3)	3 049
Impairment allowance at the acquisition date	-	62
Impairment allowance at the end of the period	**56 167**	**67 322**

b) other financial assets (category: loans and financial receivables)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Impairment allowance at the beginning of the period	**3 899**	**14 184**
Impairment allowance recognised in profit or loss	436	69
Impairment allowance reversed through profit or loss	(529)	(156)
Impairment allowance on foreign exchange differences	(3)	-
Impairment allowance utilised during the period	(132)	(10 186)
Impairment allowance on costs of legal proceedings	14	(12)
Impairment allowance at the acquisition date	-	-
Impairment allowance at the end of the period	**3 685**	**3 899**

c) debt securities (category: available-for-sale financial assets)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Impairment allowance at the beginning of the period	**268**	**268**
Impairment allowance recognised in profit or loss for the period	131	-
Impairment allowance reversed through profit or loss for the period	(100)	-
Impairment allowance at the end of the period	**299**	**268**

36. Share of profits/losses of associates accounted for using the equity method

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Share of profits of associates	265 093	220 780
TOTAL	**265 093**	**220 780**

37. Income tax

Income tax	Note	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Current income tax		859 303	802 345
Adjustments to current income tax from prior periods		7 257	566
Deferred income tax	23	(45 189)	(65 678)
Total		**821 371**	**737 233**

The tax on the Group's profit before tax differs in the following manner from the theoretical amount that would arise if the theoretical tax rate was applied, as a sum of profits before tax, multiplied by the income tax rate of the home country of each company and then divided by profit before tax.

	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Profit before tax	4 756 887	4 216 613
Tax calculated using the domestic rates applicable to incomes in individual countries is 19.08% (year 2006: 19.29%)	907 670	813 276
Non-taxable income	(199 196)	(814 340)
Expenses not deductible for tax purposes	162 028	756 529
Utilisation of previously-unrecognised tax losses	(55 874)	(21 456)
Tax losses on which deferred tax assets were not recognised	349	2 841
Deductible temporary differences on which deferred tax assets were not recognised	(863)	(183)
Adjustments to current income tax from prior periods	7 256	566
Income tax expense the average income tax rate applied was 17.27% (year 2006: 17.48%)	**821 371**	**737 233**

38. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Profit attributable to shareholders of the Parent Entity	3 934 559	3 479 183
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	19.67	17.40

There are no dilutive potential ordinary shares.

39. Dividend paid and proposed for payment

In accordance with the statutes of the Parent Entity, distributable profit is the profit from the separate financial statements of KGHM Polska Miedź S.A.

The dividend for 2005, in the amount of PLN 2 000 000 thousand i.e. PLN 10.00 per share, was paid on 2 August 2006, based on resolution no. 6/2006 of the General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 .

In accordance with resolution no. 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 on appropriation of profit for the year 2006 and setting of the right to dividend and dividend payment dates, corrected by resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007, the amount of profit appropriated for the dividend is PLN 3 394 000 thousand, i.e. PLN 16.97 per share.
The rights to dividend date (record date) was set at 25 June 2007 and the dividend payment dates at 10 July 2007 for the amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, and 10 September 2007 for the amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share.

The amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, was paid on 10 July 2007.

Due to a suit submitted by a shareholder regarding invalidity or annulment of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007, along with a request to safeguard the claim by issuing a court injunction prohibiting the Company from executing the second tranche of the dividend payout in the amount of PLN 1 696 000 thousand, the Regional Court in Legnica Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the claim by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand, which was scheduled for 10 September 2007. The Company filed an appeal against this ruling. On 6 September 2007 the Court of Appeals in Wroclaw dismissed the Company's appeal against the decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibition of the payout of the second tranche of the dividend.

(amounts in tables in thousand PLN, unless otherwise stated)

39. Dividend paid and proposed for payment (continuation)

On 18 September 2007, the Regional Court in Legnica, Section VI (Economic), passed the verdict which stated the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

On 10 October 2007, the Sołtysiński & Szlęzak Office of Legal advisors and Attorneys limited partnership in Warsaw representing the Company, filed an appeal with the Court of Appeals in Wrocław against the verdict of the Regional Court in Legnica dated 18 September 2007, which stated invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

In the verdict issued on 28 November 2007 the Court of Appeals in Wrocław allowed the Company's appeal and changed the verdict of the Regional Court in Legnica dated 18 September 2007 in such a manner that it dismissed the shareholder's claim regarding invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.
Following the verdict of the Court of Appeals in Wrocław dated 28 November 2007, the Company's Management Board, by way of resolution dated 30 November 2007, set the date for the payment of the second tranche of the dividend for the year 2006 amounting to PLN 1 696 000 thousand, i.e. PLN 8.48 per share, at 12 December 2007.

The amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share, was paid on 12 December 2007.

On 4 March 2008, the Management Board of KGHM Polska Miedź S.A. resolved to submit a proposal for the General Shareholders' Meeting of KGHM Polska Miedź S.A. to pay out a dividend for 2007 of PLN 1 100 000 thousand, i.e. PLN 5.50 per share.

The above proposal of the Management Board must be evaluated by the Supervisory Board of the Company before it is submitted to the General Shareholders Meeting. A final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2007 will be made by the General Shareholders' Meeting of KGHM Polska Miedź S.A.

All shares of the Company are ordinary shares.

40. Cash generated from operating activities

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Profit for the period	**3 935 516**	**3 479 380**
Adjustments:		
Income tax from the income statement	821 371	737 233
Depreciation/amortisation	597 546	535 433
Losses on sales of property, plant and equipment and intangible assets	21 498	17 039
Gains on sales of financial assets	(18 985)	(15 286)
Gains on sales and change in the fair value of investment property	(13 786)	(13 706)
Recognition and reversal of impairment losses	8 261	27 054
Share of profits of associates accounted for using the equity method	(265 093)	(220 780)
Interest and share in profits (dividends)	9 674	4 779
Exchange gains/(losses)	41 858	(13 573)
Change in provisions	89 595	25 770
Change in derivative instruments	(69 699)	(77 738)
Other adjustments	(5 121)	14 463
Changes in working capital:		
Inventories	24 268	(524 227)
Trade and other receivables	459 269	(554 131)
Trade and other payables	(38 957)	194 806
Cash generated from operating activities	**5 597 215**	**3 616 516**

Proceeds from sales of intangible assets and property, plant and equipment

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	42 183	22 820
Losses on sales of property, plant and equipment and intangible assets	(21 498)	(17 039)
Change in receivables due to sales	(646)	(254)
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(38)	-
Proceeds from sales of property, plant and equipment and intangible assets	**20 001**	**5 527**

(amounts in tables in thousand PLN, unless otherwise stated)

41. Related party transactions

As the Polish State Treasury has control over KGHM Polska Miedź S.A. and is presumed to be *de facto* the "parent entity" of the Company, the State Treasury Companies (see the list of Companies at 30 June 2007) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

Sales to related entities	For the period from 1 January 2007 to 31 December 2007	
	Sales of products	Sales of goods for resale and materials
- to associates	2 532	217
- to key management and supervisory personnel	25	-
- to other related entities*	56 536	20 412
Total sales to related entities	**59 093**	**20 629**

During the period from 1 January to 31 December 2007, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group earned revenues (5 largest items) during the period from 1 January to 31 December 2007:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	24 907
2. Fabryka Przewodów Energetycznych S.A.	11 252
3. Zakłady Chemiczne "POLICE" S.A.	8 168
4. CENTROZŁOM WROCŁAW S.A.	8 119
5. Huta Będzin S.A.	7 411

Sales to the above-mentioned entities represent around 80% of sales to the State Treasury subsidiaries. The remaining 20% represent revenues earned from 101 entities – the remaining clients of the Group related to the State Treasury.

Sales to related entities	For the period from 1 January 2006 to 31 December 2006		
	Sales of products	Sales of goods for resale and materials	Sales of property, plant and equipment, intangible assets, investment property
- to associates	2 610	385	-
- to key management, supervisory personnel	22	1	-
- to other related entities	75 265	8 128	58
Total sales to related entities	**77 897**	**8 514**	**58**

(amounts in tables in thousand PLN, unless otherwise stated)

41. Related party transactions (continuation)

	For the period from 1 January 2007 to 31 December 2007		
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**
- from associates	38 738	15 592	6
- from other related entities*	566 755	73 112	9 417
Total purchases from related entities	**605 493**	**88 704**	**9 423**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group made purchases (5 largest items) during the period from 1 January to 31 December 2007:

1. EnergiaPro Koncern Energetyczny S.A.	483 846
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	87 134
3. "Stomil-Poznań" S.A.	18 647
4. NITROERG S.A.	9 444
5. PPUP Poczta Polska	6 806

Purchases from the above-mentioned entities represent around 96% of purchases from the State Treasury subsidiaries. The remaining 4% represent purchases from 108 entities - the remaining clients of the Group related to the State Treasury.

	For the period from 1 January 2006 to 31 December 2006		
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**
- from associates	37 651	15 248	2
- from other related entities	613 178	146 639	6 305
Total purchases from related entities	**650 829**	**161 887**	**6 307**

(amounts in tables in thousand PLN, unless otherwise stated)

41. Related party transactions (continuation)

Remuneration of the Management Board in 2007

	Wages and other current employee benefits	Benefits due to termination of employment relationship	Post-employment benefits	Total earnings in 2007
Krzysztof Skóra	949	-	-	949
Maksymilian Bylicki	949	-	-	949
Marek Fusiński	775	-	-	775
Stanisław Kot	597	-	-	597
Ireneusz Reszczyński	752	-	-	752
Dariusz Kaśków	98	-	-	98
Wiktor Błądek	-	83	10	93
Mirosław Biliński	-	-	37	37
Andrzej Krug	-	75	-	75
Robert Nowak	-	65	23	88
Sławomir Pakulski	-	55	-	55
Jarosław Andrzej Szczepek	-	75	-	75
Marek Szczerbiak	-	88	-	88
Total	**4 120**	**441**	**70**	**4 631**

Remuneration of the Management Board in 2006

	Wages and other current employee benefits	Benefits due to termination of employment relationship	Post-employment benefits	Total earnings in 2006
Krzysztof Skóra	668	-	-	668
Maksymilian Bylicki	685	-	-	685
Marek Fusiński	561	-	-	561
Stanisław Kot	255	-	-	255
Ireneusz Reszczyński	558	-	-	558
Marian Krzemiński	-	-	51	51
Mirosław Biliński	212	16	-	228
Wiktor Błądek	427	268	-	695
Andrzej Krug	251	101	-	352
Robert Nowak	251	73	-	324
Sławomir Pakulski	2 857	70	-	2 927
Jarosław Andrzej Szczepek	329	131	-	460
Marek Szczerbiak	296	82	-	378
Total	**7 350**	**741**	**51**	**8 142**

(amounts in tables in thousand PLN, unless otherwise stated)

41. Related party transactions (continuation)

Remuneration of the Supervisory Board in 2007

	Remuneration due to service in the Supervisory Board, wages and other current employee benefits
Adam Glapiński	21
Adam Łaganowski	61
Anna Mańk	49
Stanisław Potycz	76
Jan Sulmicki	20
Marcin Ślęzak	69
Jerzy Żyżyński	69
Leszek Jakubów	17
Remigiusz Nowakowski	14
Józef Czyczerski	140
Leszek Hajdacki	236
Ryszard Kurek	238
Total	**1 010**

Remuneration of the Supervisory Board in 2006

	Remuneration due to service in the Supervisory Board, wages and other current employee benefits
Adam Łaganowski	14
Stanisław Potycz	13
Jan Sulmicki	12
Jerzy Żyżyński	12
Antoni Dynowski	58
Marcin Ślęzak	58
Ryszard Wojnowski	47
Czesław Cichoń	34
Krzysztof Skóra	20
Maciej Kruk	57
Józef Czyczerski	152
Leszek Hajdacki	201
Ryszard Kurek	212
Jan Rymarczyk	6
Tadeusz Janusz	6
Elżbieta Niebisz	7
Krzysztof Szamałek	6
Marek Wierzbowski	5
Total	**920**

(amounts in tables in thousand PLN, unless otherwise stated)

41. Related party transactions (continuation)

	At	
Trade receivables from related entities	**31 December 2007**	**31 December 2006**
- from associates	505	271
- from other related entities *	16 538	7 642
Total receivables from related entities	**17 043**	**7 913**

*State Treasury subsidiaries from whom the KGHM Polska Miedź S.A. Group at 31 December 2007 recognised receivables due to sales (5 largest items):

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	3 626
2. Fabryka Przewodów Energetycznych S.A.	1 061
3. Zakłady Chemiczne "POLICE" S.A.	1 010
4. CENTROZŁOM WROCŁAW S.A.	798
5. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	542

Receivables from the above-mentioned entities represent around 85% of receivables from sales to the State Treasury subsidiaries. The remaining 15% represent receivables from sales earned from 64 entities - the remaining clients of the Group related to the State Treasury.

The amount of the allowance for impairment of receivables from related entities at the balance sheet date and the amount of the allowance concerning related entities taken to profit or loss during the period is insignificant from the point of view of the consolidated financial statements.

	At	
Trade payables towards related entities	**31 December 2007**	**31 December 2006**
- towards associates	10 463	7 705
- towards other related entities *	68 393	57 895
Total liabilities towards related entities	**78 856**	**65 600**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 31 December 2007 recognised purchase liabilities (5 largest items):

1. EnergiaPro Koncern Energetyczny S.A.	52 349
2. "Stomil-Poznań" S.A.	2 495
3. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 817
4. NITROERG S.A.	1 349
5. Huta Cynku „Miasteczko Śląskie" Spółka Akcyjna	369

Liabilities towards the above-mentioned entities represent around 96% of liabilities due to purchases from the State Treasury subsidiaries. The remaining 4% represent liabilities towards 49 entities - the remaining clients of the Group related to the State Treasury.

In addition, entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements in respect of various types of taxes and charges. These transactions have been described in other notes of the financial statements.

	At	
	31 December 2007	**31 December 2006**
Guarantees received:	**4**	**-**
- from other related entities	4	-
Guarantees granted to:	**270**	**280**
- other related entities	270	280

(amounts in tables in thousand PLN, unless otherwise stated)

42. Off-balance sheet liabilities due to operating leases

Entities of the Group have entered into operating leases agreements related to the rental of office space, space serving radio and cable networks, mining machinery, vehicles and medical and IT equipment.

Total value of future minimum payments	At 31 December 2007	31 December 2006
Up to one year	17 056	24 216
From one to five years	34 891	81 856
Over five years	16 213	12 524
Total:	**68 160**	**118 596**

Lease payments recognised in profit or loss	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Value of minimum lease payments	27 133	22 813

43. Contingent items and other off-balance sheet items

	At 31 December 2007	31 December 2006
Contingent receivables	**158 816**	**167 792**
- contested State Budget issues	146 054	157 633
- guarantees received	12 762	10 154
- disputed issues, pending court proceedings	-	5
Off-balance sheet receivables	**25 195**	**-**
- inventions, implementation of projects	25 195	-
Contingent liabilities	**698 660**	**780 941**
- guarantees granted	30 002	27 639
- promissory note liabilities	15 501	12 881
- disputed issues, pending court proceedings	7 533	17 609
- contingent penalties	3 893	4 243
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	641 731	718 569
Off-balance sheet liabilities due to implementation rights, invention projects and other unrealised agreements	**55 588**	**30 537**

The value of contingent assets was determined based on estimates.

Information on execution of an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.

On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on 8 February 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of 24 February 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of 10 March 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472 870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

(amounts in tables in thousand PLN, unless otherwise stated)

43. Contingent items and other off-balance sheet liabilities (continuation)

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of the net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on 24 February 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by 10 March 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders of Polkomtel S.A.

On 28 March 2008 attorneys *ad litem* of the Parent Entity received a copy of the partial verdict of the Court of Arbitration in Vienna on the claim of Vodafone Americas Inc. against Polkomtel S.A. and the other shareholders of Polkomtel S.A.

The Court ruled that the agreement dated 10 March 2006 on purchasing the remaining shares of Polkomtel S.A. (belonging to TDC Mobile International A/S) by the Polish shareholders of Polkomtel S.A. is valid, and does not infringe either on the statutes of Polkomtel S.A. or on the shareholder agreements. The legal consequences of this verdict are currently being analysed, and based on this analysis further steps may be taken in this matter.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax for 2007 – apart from the manner used by the Parent Entity to settle exchange rate differences using the balance sheet method – have not been significantly changed as compared to the prior year, these changes may have resulted in significant changes in the Parent Entity's tax policy.

Despite some stabilisation of court and administrative tax judgments, tax interpretations issued by the tax office – through implemented duty of issuing individual interpretations regarding tax law problems by the Ministry of Finance, there are still areas of uncertainty and disputes. Issues regarding qualification of tax costs and the determination of tax base are and still may have caused the tax risk for entities pursuing economic activity.

Tax bodies, operating within their assigned spheres of competence, are authorised to conduct controls and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge KGHM Polska Miedź S.A. with additional taxation as well as interest and penalties.

In the opinion of the Management Board of the Parent Entity, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues regarding income taxes and VAT amounted at the balance sheet date to PLN 2 767 thousand, of which:

Corporate income tax for 2000	360
Corporate income tax for 2001	2 117
Personal income tax for 2001	290

Contingent receivables regarding contested issues on property tax amounts to PLN 119 628 thousand.

In December 2007 a legal dispute respecting taxation of profit payment ended. The Constitutional Tribunal considered the complaint made by KGHM Polska Miedź S.A. regarding compliance of Act on payment from net profit made by State-owned companies with the Polish Constitution.

The Constitutional Tribunal dropped claims regarding payment from profit for the years 1996 and 1997. The value of the dispute amounted to PLN 23 729 thousand and PLN 5 292 thousand, respectively.

The Tribunal recognised, that the Parent Entity, being in the years 1996-1997 a public economic entity, can not cite the laws and liberties guarantied by the constitution. This means, that the Tribunal rejected to analyse the compliance of laws pointed in a constitutional complaints with the Polish Constitution, and thereby ended proceedings. The Constitutional Tribunal verdict is final and binding.

(amounts in tables in thousand PLN, unless otherwise stated)

43. Contingent items and other off-balance sheet liabilities (continuation)

Legal disputes regarding property tax remain in the course of court proceedings, as well as the constitutional complaint submitted by the Parent Entity regarding compliance of the law on tax and local charges with the Polish Constitution. The subject of the above-mentioned dispute is the property tax on underground mining facilities. The decision of the Tribunal will represent the final resolution of the matter of taxation of underground mining facilities.

Due to contested State budget issues, contingent receivables in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. amount to PLN 23 658 thousand, of which:

- Excise tax	22 579
- Fee for the right of perpetual usufruct	1 079

Tax controls

At 31 December 2007 two tax proceedings are being conducted, resulting from tax controls of the tax on goods and services (VAT) for the months of December 2005 and December 2006. At 31 December 2007 the Head of the Lower Silesia Tax Office had not yet issued a decision in either matter.

As a result of controls carried out in the period 2006 - 2007 by the Head of the Wroclaw Tax Control Office D/C in Legnica, with respect to „Accuracy of the declared tax bases and the correctness of the calculation and payment of taxation representing State budget income, as well as other receivables due to the State Budget or State special funds for 2003.", the Parent Entity was assessed with tax liabilities in arrears in the total amount of PLN 9 566 thousand, of which:

- VAT tax with additional tax liabilities	91
- Corporate income tax	7 084
- Lump-sum income tax	2 392

KGHM Polska Miedź S.A has paid the liabilities arising from the issued decisions with total accrued interest of PLN 13 782 thousand.

KGHM Polska Miedź S.A has submitted appeals from all decisions issued by the Head of the Tax Control Office. On 24 December 2007 the decision regarding corporate income tax was reversed and submitted to the Head of the Tax Control Office for re-examination. On 2 January 2008 an organ of second resort issued a final decision which decreased the amount of liability resulting from lump-sum income tax to PLN 1 914 thousand (in respect of which the above decision will be appealed to the Voivodeship Administrative Court).

No final decision was issued regarding the tax on goods and services.

In 2007 the subsidiary „Zagłębie" Lubin SSA underwent the control by ZUS respecting the correctness of the manner of calculating, deducting and the payment of premiums. As a result of this control, ZUS questioned the manner of calculation of the premium to ZUS on player contracts for the period from 1 January 1999 to 30 June 2007. The amount of questioned premiums together with interest amounts to PLN 12 742 thousand.
The company created a provision for the above liabilities against the result of prior years, and appealed in whole the above decision to the Regional Court in Legnica, Section V (Labour and Social Insurance) through the Legnica Branch of ZUS.

In 2007 the Legnica Branch of the Tax Office in Wrocław conducted a tax control in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. respecting the payment of taxes in 2004. These proceedings concluded with the issuance of two decisions respecting the levying of additional excise tax in the total amount of PLN 7 709 thousand.
The main complaints involve the acceptance of declarations from customers respecting the use of heating oil containing fictional personal data, and sales of heating oil in wholesale amounts, suggesting they were to be used for commercial purposes.
On 20 December 2007 the company submitted an appeal of these decisions to the Customs Office in Wrocław. A decision by a body of the second instance is expected to be issued in March 2008.

Realisation of a contract with PGNiG

On 1 December 2003 contracts no. 33/K/2003 and no. 34/K/2003 were signed between Energetyka Sp. z o.o. as the buyer and Polskie Górnictwo Naftowe i Gazownictwo S.A. („PGNiG") as the seller. The subject of each of these contracts is the supply of gas under specific parameters to meet the need for future generation of electricity and heating energy produced by Energetyka Sp. z o.o. Based on subsequent annexes to these contracts, the dates of commencing these supplies was to be respectively 1 February 2008 and 1 March 2008.
In 2006 the Management Board of the company reviewed the prior concept of realisation of gas supplies, declaring that they were not economically justified due to the fact that the demand for heating energy by the Parent Entity is much lower than assumed in the prior concept. As a result, actions were taken aimed at adjusting both of these contracts.

The Management Board of the company is of the opinion that the level of realisation of contracts no. 33/K/2003 and no. 34/K/2003 for the supply of gas entered into with PGNiG S.A. in 2003 both by the supplier and the buyer of the gas, as well as the continuing negotiations between the Parties respecting changes in the conditions, amounts and dates for supplying gas, enable the declaration that the risk that PGNiG will make claims against „Energetyka" respecting any contractual penalties arising from these contracts is at the present time minimal.
Based on the actions undertaken, the company reviewed those capital expenditures incurred so far related with the initially-planned concept for these contracts. As a result of this analysis, at 31 December 2006 the company recognised an impairment loss in the amount of 100% of incurred expenditures in the total amount of PLN 14 550 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

44. Employment structure

Average employment in the Group was as follows:

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
White-collar workers	8 428	8 385
Blue-collar workers	19 264	18 544
Total:	**27 692**	**26 929**

45. Social assets and Social Fund liabilities

The Group has netted the assets of the Fund with the liabilities towards the Fund, as these are not separate assets of the Group. Accordingly, the net balance (Social Fund liability) at 31 December 2007 amounts to PLN 3 643 thousand, and the net balance (Social Funds liability) at 31 December 2006 amounted to PLN 6 689 thousand.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**31 December 2007**	**31 December 2006**
Loans granted to employees	85 762	80 150
Other receivables	113	124
Cash and cash equivalents	44 931	22 138
Social Fund liabilities	(134 449)	(109 101)
Net balance	**(3 643)**	**(6 689)**

46. Government grants

The balance of government grants recognised in deferred income at 31 December 2007 is PLN 1 877 thousand (at 31 December 2006: PLN 2 115 thousand). The funds are from the European Union funds, as well as from other funds. These are cash grants received for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and for the subsidising of employee training.
The companies of the Group also receive government grants from the Voivodeship Fund for Environmental Protection and Water Management (Fundusz Ochrony Środowiska i Gospodarki Wodnej) in the form of preferential interest rates on loans, as well as annulment of loans.
The Group company - KGHM Cuprum Sp. z o.o CBR as an R&D facility receives annual cash grants to finance its core business. The grant for 2007 amounts to PLN 890 thousand (in 2006: PLN 850 thousand).

47. Subsequent events

Changes in the Management Board of the Parent Entity

On 17 January 2008, the Supervisory Board dismissed Mr Krzysztof Skóra as President of the Management Board of KGHM Polska Miedź S.A. and Mr Dariusz Kaśków as Vice President of the Management Board of KGHM Polska Miedź S.A.
The Supervisory Board of the Company decided that the Management Board would consist of three members.
The Supervisory Board appointed Mr Ireneusz Reszczyński, the current I Vice President of the Management Board of KGHM Polska Miedź S.A., to act as President of the Management Board of KGHM Polska Miedź S.A. until the new President is elected.

Contract

On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod. The estimated value of this contract is from approx. USD 658 461 thousand (PLN 1 613 296 thousand) to approx. USD 844 362 thousand (PLN 2 068 771 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

47. Subsequent events (continuation)

Resignation of a Member of Supervisory Board

Mr Marcin Ślęzak Supervisory Board Member of KGHM Polska Miedź S.A., submitted his resignation as of 13 February 2008 from membership on the Supervisory Board of KGHM Polska Miedź S.A.

Changes in the Supervisory Board

On 14 February 2008, the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A dismissed the following persons as Members of the Supervisory Board :
1. Leszek Jakubów
2. Anna Mańk
3. Remigiusz Nowakowski
4. Stanisław Andrzej Potycz
5. Jerzy Żyżyński

At the same time, on 14 February 2008 the following persons were appointed as Members of the Supervisory Board:
1. Marcin Dyl
2. Arkadiusz Kawecki
3. Jacek Kuciński
4. Marek Panfil
5. Marek Trawiński
6. Marzenna Weresa

On 25 February 2008, the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Announcement on the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Parent entity, at its meeting on 12 March 2008, resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A.

The press announcement on the recruitment process was published on 14 March 2008 in the Polish dailies "Rzeczpospolita" and "Gazeta Wyborcza" as well as on the internet website of KGHM Polska Miedź S.A.

On 27 March 2008, the Supervisory Board, decided to continue the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. through additional publishing of the press announcement as well as on the internet website on 28 March 2008.

This recruitment process will be carried out in accordance with the Regulations on the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. as approved by the Supervisory Board on 12 March 2008.

Significant contract with Glencore International AG

On 19 March 2008 a contract was entered into between the Parent Entity and Glencore International AG for the sale of copper cathodes in years 2008 - 2009.

The estimated value of this contract is from USD 413 201 thousand to USD 557 417 thousand, i.e. from PLN 927 223 thousand to PLN 1 250 844 thousand, depending on the amount of tonnage under option.
This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 18 March 2008.
This contract foresees contractual penalties for failure to execute payments on time.

The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Glencore International AG over the last 12 months is from PLN 991 187 thousand to PLN 1 314 807 thousand.
The highest-value contract signed during this period is the above-mentioned contract.

Approval by the Supervisory Board of the Budget for 2008

On 27 March 2008, the Supervisory Board of the Parent Entity approved the Budget of KGHM Polska Miedź S.A. for 2008 as presented by the Management Board.

The basis for preparation of the Budget for 2008 were the results for 2007 and the assumptions contained in specific operating plans, reflecting the initiatives and projects arising from the Parent Entity Strategy.

The accepted Budget assumes the achievement in 2008 of revenues from sales in the amount of PLN 11 193 million and net profit of PLN 2 904 million.

(amounts in tables in thousand PLN, unless otherwise stated)

47. Subsequent events (continuation)

Dividend from Polkomtel S.A. from 2007 profit

On 28 March 2008 the Ordinary General Shareholders Meeting of the associate Polkomtel S.A. passed a resolution on the appropriation of profit for 2007. In accordance with this decision the shareholders the company allocated PLN 1 248 245 thousand to be paid as a dividend from profit for 2007. Due to the fact that in December 2007 an interim dividend of PLN 315 700 thousand was paid, the amount of PLN 932 545 thousand remained outstanding. This amount will be paid in two instalments: PLN 466 170 thousand by 28 May 2008 and PLN 466 375 thousand by 27 November 2008.
The total amount of the dividend from profit for 2007 attributable to the Parent Entity, KGHM Polska Miedź S.A., is PLN 244 764 thousand, of which PLN 61 905 thousand was paid to KGHM Polska Miedź S.A. as an interim dividend in December 2007, PLN 91 409 thousand will be paid by 28 May 2008, and the remainder of PLN 91 450 thousand will be paid by 27 November 2008.

Registration of a change in the share capital of Telefonia DIALOG S.A.

On 4 April 2008 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for the subsidiary Telefonia DIALOG S.A., from PLN 1 959 800 thousand to PLN 489 950 thousand, through the decrease in the face value of all existing shares of the company from PLN 100.00 to PLN 25.00 per share.
PLN 913 150 thousand of the amount obtained from the decrease in share capital was used to cover the loss from prior years, while PLN 556 700 thousand will be transferred to reserve capital.
The share capital of Telefonia DIALOG S.A. after registration amounts to PLN 489 950 thousand and is divided into 19 598 000 shares of PLN 25.00 each. The total number of votes attached to all issued shares after registration is 19 598 000.

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
15 April 2008	*Ireneusz Reszczyński*	Acting President of the Management Board I Vice President of the Management Board	
15 April 2008	*Marek Fusiński*	Vice President of the Management Board	
15 April 2008	*Stanisław Kot*	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
15 April 2008	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES OF THE GROUP IN 2007

Lubin, April 2008

TABLE OF CONTENTS

1. Basic information on the KGHM Polska Miedź S.A. Group

1.1. Structure of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A.
At 31 December 2007 KGHM Polska Miedź S.A. owned, directly or indirectly, shares in 39 commercial law companies, including in:
- 28 subsidiaries,
- 3 associates,
- 8 other companies.

The equity investments of KGHM Polska Miedź S.A. in individual entities are shown in the diagram below.

Diagram 1. *Equity investments of KGHM Polska Miedź S.A. at 31 December 2007*


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
"MCZ" S.A. 100%
DIALOG S.A. 100%
„Energetyka" sp. z o.o. 100%
CBJ sp. z o.o. 100%
PeBeKa S.A. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
„Zagłębie" Lubin SSA 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
KGHM Metraco S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM LETIA S.A. 94.95%
TUW - CUPRUM 93.80%
PCPM sp. z o.o. 82.86%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.61%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%
PU „Mercus Serwis" Sp. z o.o. 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 47.62%
TUW-CUPRUM 0.49%
AVISTA MEDIA Sp. z o.o. * 100%
Vivid.pl S.A. 100%
INTERFERIE S.A. 2.06%
TUW-CUPRUM 1.60%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.06%
Ekstraklasa S.A. 5.80%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97.52%
DFM ZANAM-LEGMET Sp. z o.o. 100%
DOL-EKO organizacja odzysku S.A. 19.53%
DKE Spółka z o.o. 50.33%
INTERFERIE S.A. 61.55%
WM „ŁABĘDY" S.A. 88.92%
Telewizja Familijna S.A. in bankruptcy 11.96%
Bank Ochrony Środowiska S.A. 0.73%
TUW-CUPRUM 0.25%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.11%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 94.88%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.01%
Huta Stalowa Wola S.A. 0.009%

* 13 July 2007 company name changed (formerly Tele Video Media sp. z o.o.)

1.2. Changes in the structure of the Group in 2007

In 2007 the following changes were made in the structure of the Group.

- In July 2007 KGHM Polska Miedź S.A. founded a company called KGHM LETIA Legnicki Park Technologiczny spółka akcyjna. The share capital of this newly-created entity amounts to PLN 20 000 thousand. KGHM Polska Miedź S.A. acquired shares with a total nominal value of PLN 18 990 thousand, representing 94.95 % of the share capital of this company. The company was registered in August 2007.
- In September 2007 KGHM Polska Miedź S.A. acquired 29 shares of Polskie Centrum Promocji Miedzi sp. z o.o. with its registered head office in Wrocław, with a total nominal value of PLN 87 thousand, representing 82.857 % of the share capital of this company, from the following entities of the KGHM Polska Miedź S.A. Group: KGHM Ecoren S.A., WM „Łabędy" S.A., KGHM Metraco S.A. and KGHM CUPRUM sp. z o.o. – CBR. The transfer of ownership rights to the shares of PCPM sp. z o.o. to KGHM Polska Miedź S.A. occurred in October 2007.
- In September 2007 KGHM Polska Miedź S.A. increased its ownership of KGHM Metraco S.A. from 98.96% to 100%, due to the mandatory buyout of 53 shares of the company, with a total nominal value of PLN 27 thousand, from the minority shareholder of the company.
- KGHM Ecoren S.A. increased its share in WM „ŁABĘDY" S.A. from 74.5 % to 88.92 %, due to the acquisition of shares in the increased share capital of this company, with a total nominal value of PLN 30 936 thousand, with their coverage by a contribution in kind in the form of a block of 60.11% of the shares in Walcownia Metali Nieżelaznych Sp. z o.o. As a result, KGHM Ecoren S.A. no longer owns direct shares in Walcownia Metali Nieżelaznych Sp. z o.o., while the share of WM „ŁABĘDY" S.A. in the share capital of this company increased from 34.77 % to 94.88 %. Court registration of the increase in share capital of WM „ŁABĘDY" S.A. occurred in June 2007.
- The process of liquidating the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. in liquidation was completed. The company was removed from the National Court Register in June 2007. „Energetyka" sp. z o.o. was the owner of 100% of the shares of the company.
- The bankruptcy process of Przedsiębiorstwa Eksploatacji Wód AQUAKONRAD S.A. was completed. The court decision which concluded the bankruptcy process of the company was issued in October 2007. The owner of 90.40% of the shares of the company was KGHM Ecoren S.A.

1.3. Activities of Group Companies

Three business segments have been identified:

Segment I - metals (copper, precious metals), other smelter products – extraction, processing, production, trade and promotion;

Segment II - telecommunications;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

The table below lists the activities of companies by segment.

Table 1. *Activities of significant Group companies, by segment*

Item	Entity	Type of activity
Segment I		
1.	KGHM Polska Miedź S.A.	copper ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; the management of waste; activities related to financial holding associations; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services

2.	KGHM CONGO S.P.R.L	copper and cobalt extraction services
3.	WMN sp. z o.o.	non-ferrous metals processing
4.	KGHM Polish Copper Ltd	copper trading
5.	KGHM Kupferhandelsges.m.b.H.	copper trading
6.	WM „ŁABĘDY" S.A.	trading in coal, grinding mediums used in the production of copper concentrate
7.	KGHM Metraco S.A.	trading of metals, chemicals, copper scrap
	Segment II	
1.	DIALOG S.A.	telecommunications services
2.	Vivid.pl. S.A.	internet sales
3.	AVISTA MEDIA sp. z o.o.	multimedia services
	Segment III	
1.	KGHM Ecoren S.A.	the production and sale of road-building materials and of rhenium compounds
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS Sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" sp. z o.o.	trade in consumer goods, production of bundled electrical cables
7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	„MCZ" S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	research and chemical-physical analysis
11.	INOVA Spółka z o.o.	electrical engineering, attestation and expertise, certification
12.	KGHM LETIA S.A.	sale and rental of property, promotion of scientific achievements, technology transfer
13.	TUW-CUPRUM	mutual insurance services for its members
14.	WFP Hefra SA	production and sale of rust-proof, silver-plated and semi-silver-plated table settings
15.	PCPM sp. z o.o.	promotion of copper products
16.	„Zagłębie" Lubin SSA	management of a football club, organisation of professional sporting events
17.	PHU „Lubinpex" Sp. z o.o.	food industry and catering services

Following is information on the activities of significant entities of the Group.

SEGMENT I

The most important entity in the Group is **KGHM Polska Miedź S.A.** A description of the activities of the Parent Entity in 2007 may be found in the R 2007 annual report of KGHM Polska Miedź S.A. published on 11 March 2008.

KGHM Polish Copper Ltd

This company conducts sales of the products of KGHM Polska Miedź S.A. through the London Metal Exchange, and is also involved in supplying smelting materials to KGHM Polska Miedź S.A. The activities of this company are strongly dependent on conditions on the metals market.

KGHM Kupferhandelsges.m.b.H.

This company trades in the products of KGHM Polska Miedź S.A., i.e. wire rod, cathodes and billets. Wire rod holds the largest share in the sales structure – 60 %. The company operates in central and southern Europe. Its main business is conducted in Austria. In 2007 67% of its sales were in this market. The second largest market by sales is the Czech Republic - 26%.

KGHM Metraco S.A.

KGHM Metraco S.A. is one of the strategic commercial companies of KGHM Polska Miedź S.A. It is involved in the supply of materials and minerals which guarantee the uninterrupted operation of KGHM Polska Miedź S.A. divisions and companies of the Group, as well as external sales of by-products of the core business of KGHM Polska Miedź S.A. The company concentrates primarily on wholesale business: finished goods from copper, precious metals and chemicals, as well as waste, scrap and raw materials and semi-products. In 2007 sales began of refined lead, whose main customers are global manufacturers of batteries and lead oxides.

SEGMENT II

DIALOG S.A.

DIALOG S.A. operates in two telecom segments:
- the fixed-line voice segment (traditional voice services provided directly or indirectly, intelligent network services, additional VAS voice services, traffic transit);
- the fixed-line network data transmission segment (data transmission, communications leasing, and narrow and broadband Internet access using ground lines and radio).

DIALOG S.A. is one of the most important alternative operators to TP S.A., apart from Netia and Exatel.

Table 2. *Market share of DIALOG S.A. by segment*

Market segment / ratio	2006 *	2007 *
Fixed-line voice telephony – active fixed lines	3.87%	4.65%
Fixed-line voice telephony – sales	3.46%	3.64%
DLISP / data transmission in fixed-line networks – broadband household connections and SOHO	2.21%	2.47%
DLISP / data transmission in fixed-line networks – sales	1.63%	1.86%

Source: PMR Publications, 2007

** internal estimates by DIALOG S.A. based on PMR Research, TP S.A., internal data; the data presented are estimates, any error in estimating market share should not exceed +/- 0.5 percentage points*

DIALOG S.A. is one of the largest alternative operators in Poland (the largest in terms of the number of active ringing lines using its own infrastructure; third, after Netia and Exatel, in terms of sales; and second, after Tele2, in terms of the number of active WLR lines).

In 2007, in terms of value, DIALOG S.A. held approx. 3.64% of the fixed-line voice telephony market. The position of the company may be described as stable, despite a falling trend evident for years in the sector. The estimated increase in the share of DIALOG S.A. in 2007 is due to a lower-than-market decrease in revenues from traditional voice services, related among others to the appearance of new revenues from wholesale sales of WLR subscriber services.

The position of DIALOG S.A. in the DLISP data transmission segment is somewhat weaker (approx. 1.86% of the market in terms of sales), although a rising trend may be seen in the revenues generated by the company from its broadband Internet access and data transmission services. They also represent an increasingly important place in the sales structure. This is in line with the directions of growth on the telecom market.

Due to liberalisation of the market in 2007 the company began sales of services based on the infrastructure of the incumbent operator:
- WLR – wholesale subscriber sales (in the fixed-line voice telephony segment),
- BSA – Internet services using the TP S.A. network (in the DLISP segment).

During the year preparations were made to initiate Internet tv services - IPTV (Dialog media), which were introduced in February 2008 (DLISP segment).

Conditions in the sector

The value of the fixed-line voice telephony segment in Poland is experiencing a downward trend, while the fixed-line data transmission segment is increasing.
DIALOG S.A. intends to compensate for the lost sales from voice services by increasing sales from the Internet access and data transmission segment as well as from WLR. The development of xDSL, VPN, BSA, WLR, MVNO, communications leasing and new multimedia offers (including IPTV) over the next several years will lead to a further dynamic increase in company sales from the growing data transmission segment in fixed-line networks. In addition, DIALOG S.A. plans to acquire operators from the ISP segment.

Diagram 2. *Value of the fixed-line telephony segment in Poland*

Source: PMR Publications, 2007


15
10
5
0
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
-12.0%
13.21
11.90
10.86
10.33
9.95
9.62
(6.6%)
(9.9%)
(8.8%)
(4.9%)
(3.7%)
(3.3%)
2005
2006
2007
2008
2009
2010
Value of segment (bln PLN)
Change (%)

Diagram 3. *Value of the DLISP segment in Poland (Internet, data transmission, communications leasing)*

Source: PMR Publications, 2007


8
6
4
2
0
16.0%
12.0%
8.0%
4.0%
0.0%
3.86
4.29
4.69
5.20
5.64
6.04
13.2%
11.2%
9.4%
10.7%
8.6%
6.9%
2005
2006
2007
2008
2009
2010
Value of segment (bln PLN)
Change (%)

SEGMENT III

KGHM Ecoren S.A.

This company is primarily involved in the production and sale of road-building material, products recovered from limestone (powder, coarse stone, key aggregate, sorbates), ammonium perrhenate and metallic rhenium, and from slag granulate.

Road-building material
The road-building material offered by KGHM Ecoren S.A. is used in the production of mineral-asphalt mixtures and for foundations. All of its products are designed for the road construction market. The company sells its products in north-western Poland. Its share in the crushed material market (this group of products includes material produced by the company) is estimated at around 2-3%. The customers of the company include the largest road construction companies, such as Strabag, NCC and Skanska.
Forecasts of production and demand for road-building material predict that a period of healthy demand should continue until around the year 2015, with its peak falling in the years 2011-2012.

Metals and their chemical compounds - rhenium
The company is familiar with the production and sale of ammonium perrhenate and with the further perspectives for metallic rhenium. Ammonium perrhenate is the company's main product. Current production capacity and the stable quality of the product enable its sale as a standard catalyser. This product is used and purchased by companies which process it into metallic rhenium for superalloy producers. Superalloys are mainly used in the aircraft industry (in the production of jet engines) and the petrochemical industry (in the production of high octane benzine or catalytic converters). A potential sales market for ammonium perrhenate in Poland is the petrochemical industry.
Over the last several years there has been a significant increase in demand for this material by manufacturers of high temperature alloys, which is directly related to the healthy condition of the air transport market, the space industry and the military aircraft industry. Manufacturers in this sector (incl. Rolls-Royce) have announced a need for large amounts of rhenium, in order to develop strategic inventories and to assure themselves of supply channels over the next several years.
Global production of rhenium is approx. 52 tonnes, while market demand for this material is 60-70 tonnes. Forecasts of demand for and production of rhenium predict that over the next several years demand for this metal should continue.

Slag granulate
Sales of slag granulate are aimed at producers of abrasives. Due to the basic uses of this product, conditions in this sector primarily depend on the situation in the ship-building industry (this product is used to clean ship hulls and steel constructions).

PeBeKa S.A.

This company is involved in:
- mining construction - this involves work on mine tunnels and shafts (including drifts; the building of shafts and foreshafts plus their outfitting);
- construction and engineering services - comprising general construction services, hydrotechnology, engineering and specialty services (including the construction of industrial facilities, tunnels and metro stations, and the construction and repair of pipelines).

PeBeKa S.A specialises in mine construction. It is the main supplier to KGHM of mine tunnel and shaft construction services.
It also plays a significant role in work associated with accessing the new deposit (Głogów Głęboki). With respect to mine work it also provides services to the German company Deutsche Steinkohle AG.
The company has built some of the stations and tunnels for the Warsaw Metro. Its contracts are carried out as part of a consortium with PRG Metro Spółka z o.o.
For three years there has been a systematic increase in the rate of construction-assembly work in Poland. The commencement and development of investment financing by the EU and the successful bid by Poland and Ukraine to host the EURO 2012 football world cup provides the opportunity for the more rapid and more efficient realisation of construction investments. In 2007 PeBeKa S.A. entered into a consortium with HOCHTIEF Polska Sp. z o.o. and HOCHTIEF Construction A.G., which signed with „Zagłębie" Lubin SSA a contract for the turnkey design, construction and outfitting of the sports stadium in Lubin.
In the years 2008-2012 an average annual increase in the construction industry of 20% is expected, with an average annual increase in GDP of 7%.
In the sector described PeBeKa S.A. operates primarily on the local market (LGOM) and in Warsaw on construction of the metro. In both of these markets it is one of the chief contractors.
The company is one of the leading contractors in Poland in the construction of underground tunnels (tunnel boring method, blasting method).

ZANAM-LEGMET Sp. z o.o.

This company is a producer of mining equipment, for use in methane-free, underground non-ferrous metals and salt mining tunnels. Among the products produced by the company which determine its market position are mining machinery (loaders, haulage rigs, drilling-roof bolting rigs, auxiliary machinery) as well as conveyor belts. In addition, the company produces castings, construction elements built on the basis of submitted documentation, and boilers.

ZANAM-LEGMET Sp. z o.o. has a dominant position on the domestic market with respect to its assortment of underground, self-hauling mining machinery. The company also sells its products on foreign markets, but these sales are only marginal. The company has heavy competition from large Polish and foreign companies, i.e.: SANDVICK (TAMROCK) - Finland, ATLAS COPCO/WAGNER - Sweden, PAUS MACHINENFABRIK - Germany, MINE MASTER - Poland (together with GHH Fahrzeuge), and BUMAR/FADROMA - Poland.
The company fulfils a strategic role for the core business of KGHM Polska Miedź S.A., as a significant supplier and servicer of mining machinery and equipment.

„Energetyka" sp. z o.o.

The basic activities of the company are:
- the generation, distribution and sale of electricity,
- the generation, distribution and sale of heating energy, steam and hot water,
- the intake, purification and distribution of water, and
- the collection and treatment of waste.

„Energetyka" sp. z o.o. is the largest producer of electricity in the former Legnica voivodeship. It is produced in conjunction with heat, all of which is supplied to KGHM Polska Miedź S.A. The company is one the largest producers of heat in western Poland and the largest in the former Legnica voivodeship.
With respect to water-sewage management, the company primarily serves industrial customers in the former Legnica voivodeship, and is the main supplier for the divisions of KGHM Polska Miedź S.A. and companies of the Group. It also has a small share in the local market for individual customers.
„Energetyka" sp. z o.o. operates in an attractive sector with significant growth potential. Its strong position on the local market and the resources and know-how it possesses provide great opportunities for growth by expanding into new fields. On the other hand, rationalisation of heat consumption by its customers requires the modernisation of its production assets, and strict environmental standards force it to commence research into renewable energy sources.

POL-MIEDŹ TRANS Sp. z o.o.

The company offers complex services in railway and road transport and carries out wholesale and retail sales of oil-based products.
POL-MIEDŹ TRANS Sp. z o.o. is among a group of entities which fulfil a strategic role for the core business of KGHM Polska Miedź S.A. - it is the leading source of railway and road transport, and is a direct supplier of fuels to the divisions.
The company has a Polish market share of around 2.5% in terms of the transport-spedition-logistics market, while its share in the commodities railway transport market is around 1%.
The company intends to develop its railway transport capabilities, including an increased share in sales to the external market.

PHP „MERCUS" sp. z o.o.

The activities of the company comprise three main sectors:
- material logistics - mainly on behalf of the divisions of KGHM Polska Miedź S.A. and companies of the Group,
- production - bundled electrical cables and high-pressure hydraulic lines,
- wholesale and retail sales - department stores, warehouses.

The company fulfils a strategic role for KGHM Polska Miedź S.A. as the coordinator of supply to the core business of materials and spare parts. It has a firm position as a producer and supplier of bundled electrical cables for manufacturers of household electrical goods. Its main customers are ELECTROLUX, GENERAL ELECTRIC and PATELEC ELPENA. In 2007 a new bundled electrical cables unit was brought into production in Legnica, near a factory belonging to strategic customers.

KGHM CUPRUM sp. z o.o. – CBR

KGHM CUPRUM sp. z o.o. - CBR is engaged in research and development work in the following sectors: geology, mining, the processing of minerals resources and environmental protection. Its activities comprise every stage of R&D work, from basic research to design, the evaluation of environmental impact, and feasibility analysis, to supervision of its execution.
The company is a contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. which are involved with the core business. The company stores the technical (geological) and technological documentation of KGHM Polska Miedź S.A.
KGHM CUPRUM sp. z o.o. – CBR holds a renowned position amongst Polish R&D institutions. In 2006 it reached the second level in the classification of R&D institutions (after several years of being at the third level). This success was the result of years of effort based on improving its qualifications, promoting its know-how, taking actions both domestically and abroad, putting the results of its research to practical use, and obtaining patents, certificates etc. The classification which it held improved access to state budget research funds.
The low expenditures on R&D, from both the state budget as well as from industry, have caused the company to seek new sources for financing its activities. Great hope has been generated by EU assistance programs. Currently the company is engaged in intensive efforts to obtain funds from these EU programs.

CBJ sp. z o.o.

CBJ sp. z o.o. operates in the analytical services sector, mainly to serve the needs of the mining and non-ferrous metals smelting industries, with respect to research and physical-chemical analysis, mainly in the fields of industrial and environmental research.
The company is the main provider of industrial research and analysis for the core business of KGHM Polska Miedź S.A.
In the years 2006-2007 there was an increase in the laboratory services sector, mainly related to the introduction of further legal requirements as respects environmental protection and employee health, and with steady growth in monitoring of the quality of finished goods, semi-products and raw materials by various organisations.

1.4. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 3. *Average employment in the years 2006-2007*

Description	2006	2007	Change 2006=100
white collar	8 385	8 428	100.5
blue collar	18 544	19 264	103.9
Total workers	**26 929**	**27 692**	**102.8**

The highest average level of employment in 2007, at 17 989 persons, was recorded by the Parent Entity. Among the remaining Group companies the highest average number of employees in 2007 was recorded by:

- PeBeKa S.A. - 1 661 employees,
- POL – MIEDŹ TRANS Sp. z o.o. - 1 515 employees,
- ZANAM – LEGMET Sp. z o.o. - 1 019 employees,
- DIALOG S.A. - 991 employees,
- „Energetyka" sp. z o.o. - 817 employees.

In 2007 average employment in the Group increased in comparison to 2006 by 763.
The largest rate of increase in employment was in the following companies: KGHM Ecoren S.A. (an increase by 27%, i.e. by 37 employees), PeBeKa S.A. (an increase by 14.4%, i.e. by 209 employees) and in PHU „MERCUS" sp. z o.o. (an increase by 14.2%, i.e. by 92 employees). This increase was mainly in blue-collar positions, and was due to the need to insure realisation of increasing production tasks.
The increase in employment in KGHM Ecoren S.A. was due to its creation of a new Raw Materials Recovery Division, based on acquired assets, i.e. the production line of the Ore Enrichment Plants Division.
The increase in employment in PeBeKa S.A. is related to the increased scope of work on the construction of the Warsaw Metro and to realisation of mining work related to accessing the Głogów Głęboki deposit.
PHU „MERCUS" sp. z o.o. increased employment due to the dynamic growth of the Electro-Mechanical Production Plant.

1.5. Relations with the trade unions in the Group

KGHM Polska Miedź S.A.

In 2007, 3 side protocols were signed to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.:

- Side Protocol No. 9 – new principles for payment of the additional annual bonus were introduced,
- Side Protocol No. 10 – the table of basic wages was increased by 6% from 1 January 2007, and
- Side Protocol No. 11 – an additional PLN 20 million was transferred to the Social Fund for 2007.

In addition, two agreements were concluded in 2007 with the trade unions:

- on 3 January 2007, respecting an increase in the additional annual bonus for 2006 from 8.5% to 14.0%,
- on 17 January 2007, respecting determination of the number of health-related holidays for 2007 for employees working in especially hazardous conditions.

In 2007 two trade unions initiated collective disputes:

- the Copper Industry Trade Union (Związek Zawodowy Pracowników Przemysłu Miedziowego) demanded, among others, changes in employee wages categories and an increase in the wages increase index to a minimum of 10%, an increase in contributions to the employee retirement plan to 7% and an additional transfer to the Social Fund of PLN 100 million.
  Negotiations and mediation with the trade union ZZPPM did not conclude with the reaching of an agreement. The trade union organised a referendum and a protest picket, but did not decide to engage in other forms of protest.
- The Interdivisional Committee of the trade union NSZZ „Solidarność 80" demanded, among others, an increase in the wages of KGHM Polska Miedź S.A. employees by 20%, the transfer of PLN 100 million to the Social Fund and an increase in contributions to the Retirement Fund by 2%.

  Following a meeting between the representatives of the trade union and the Management Board of KGHM Polska Miedź S.A., during which the sides presented and explained their positions respecting the demands put forth, the trade union NSZZ „Solidarność 80" did not continue its collective dispute.

Other Group companies

In 2007 Group companies entered into agreements with the trade unions operating within the given entities, mainly respecting:

- setting the wages increase index in 2007,
- contributions to the Social Fund, and
- labour rules.

In the company „MCZ" S.A. 4 separate collective disputes were initiated, mainly with respect to increasing the wages of various employee groups. Four of the six trade unions operating within the company joined these disputes, i.e.:

1) the Interdivisional Copper Industry Trade Union at „MCZ" S.A. (Międzyzakładowy Związek Zawodowy Pracowników Przemysłu Miedziowego przy „MCZ" S.A.),
2) the Divisional Committee of the trade union NSZZ „Solidarność" at „MCZ" S.A. (NSZZ „Solidarność" Komisja Zakładowa przy „MCZ" S.A.),
3) the „MCZ" S.A. Section of the Doctors' Trade Union of Poland (Oddział Terenowy Ogólnopolskiego Związku Zawodowego Lekarzy przy „MCZ" S.A.),
4) the Interdivisional Polish National Union of Nurses and Medical Assistants at „MCZ" S.A. (Międzyzakładowa Organizacja Związkowa Ogólnopolskiego Związku Zawodowego Pielęgniarek i Położnych przy „MCZ" S.A.)

Negotiations were held with these trade unions in 2007 and protocols of dispute were signed. Mediation was also held, including with the participation of external mediators. As at the end of 2007 no remuneration agreements had been signed with them.

1.6. Parent Entity

KGHM Polska Miedź S.A. is registered in the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court Register, under KRS no. 23302. The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and, in the form of GDRs (Global Depositary Receipts), on the London Stock Exchange.
KGHM Polska Miedź S.A. has been in business since 12 September 1991. The legal antecedent of the Parent Entity was the State-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to the provisions of the law dated 13 July 1990 on the privatisation of State-owned enterprises.

1.6.1. Share capital and ownership structure of the Parent Entity

At 31 December 2007, the share capital of the Parent Entity amounted to PLN 2 billion and was divided into 200 million shares, series A, with a face value of PLN 10 each. All shares are bearer shares. The KGHM Polska Miedź S.A. has not issued preference shares. Each share gives the right to one vote at the General Shareholders' Meeting. In 2007 there was no change in share capital.

There is no limitation to the transferral of ownership rights to the shares of the Parent Entity or with respect to the execution of voting rights attached to the shares of KGHM Polska Miedź S.A., other than those generally prescribed by laws in force. The Parent Entity has not issued securities which would grant special proprietary rights in respect of it. The State Treasury, as a shareholder of KGHM Polska Miedź S.A., may take advantage of special privileges arising from the act dated 3 June 2005 on the specific entitlements of the State Treasury and their execution in joint stock companies of significant importance for public order or public security.

At 31 December 2007, the only shareholder of the Parent Entity holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Shareholders' Meeting.

The remaining shareholders of KGHM Polska Miedź S.A. (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital

– a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.

In 2007 the State Treasury reduced its shareholding in the Parent Entity due to the transfer of ownership to 5 million shares to Kompania Węglowa S.A. on 15 May 2007. This block of shares represents 2.5% of the share capital and of the total number of votes.

The Management Board of KGHM Polska Miedź S.A. is unaware of any agreements signed in 2007 which could result in changes in the proportion of shares held by present shareholders in the future.

At 31 December 2007, based on information held by the Parent Entity, among management and supervisory personnel only Ryszard Kurek - a member of the Supervisory Board - owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100). At 31 December 2007, the members of the Management Board and Supervisory Board of KGHM Polska Miedź S.A. did not own shares of the remaining related entities of the Parent Entity.

In 2007 KGHM Polska Miedź S.A. neither bought back any of its shares, nor had an employee share incentive program.

1.6.2. Parent Entity quotations on the Securities Markets

In July 1997 KGHM Polska Miedź S.A. debuted on the Warsaw Stock Exchange. The shares of the Parent Entity are traded on the primary market in a continuous trading system, and are a component of the WIG and WIG20 indices. The Global Depositary Receipts (GDRs) of KGHM Polska Miedź S.A. have been traded since July 1997 on the London Stock Exchange.

The share price of KGHM Polska Miedź S.A. in 2007 increased by 19%, reaching PLN 105.80 at the close of the last market session of the year - 28 December 2007, and on 15 October 2007 the closing price reached its highest level in history – PLN 143.00. During this same period the WIG index increased by 10%, and the WIG20 index by 5%. The share price of KGHM Polska Miedź S.A. in 2007 compared to the WIG index is shown in the chart below:

Diagram 4. *Share price of KGHM Polska Miedź S.A. versus the WIG index*


KGHM shares (PLN)
WIG ('000 pts.)
150
140
130
120
110
100
90
80
70
70
65
60
55
50
45
WIG
KGHM
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

In 2007 the share prices of KGHM Polska Miedź S.A. on both exchanges – Polish and British – were similar.

1.6.3. Bodies of the Parent Entity

Supervisory Board

At 1 January 2007, the 6th-term Supervisory Board of KGHM Polska Miedź S.A. was composed of the following persons:

- Adam Łaganowski - Chairman
- Stanisław Andrzej Potycz - Deputy Chairman
- Jan Sulmicki
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski - Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 11 April 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dismissed Jan Sulmicki from the Supervisory Board and appointed Adam Glapiński and Anna Mańk to the Supervisory Board.

On 24 April 2007, Adam Łaganowski submitted his resignation from the position of Chairman. The Supervisory Board on the same day appointed Adam Glapiński to hold the function of Chairman.

On 10 July 2007, Adam Glapiński submitted his resignation from the position of Member of the Supervisory Board.

The Extraordinary General Shareholders' Meeting on 18 October 2007 dismissed Adam Łaganowski from the Supervisory Board. Simultaneously Leszek Jakubów and Remigiusz Nowakowski were appointed to the Supervisory Board.

On 6 November 2007, the Supervisory Board appointed Leszek Jakubów as Chairman.

At 31 December 2007, the composition of the Supervisory Board was as follows:

- Leszek Jakubów - Chairman
- Stanisław Andrzej Potycz - Deputy Chairman
- Anna Mańk
- Remigiusz Nowakowski
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski - Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Management Board

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board, and the respective segregation of duties, was as follows:

- Krzysztof Skóra - President of the Management Board
- Maksymilian Bylicki - I Vice President of the Management Board (Development)
- Marek Fusiński - Vice President of the Management Board (Finance)
- Stanisław Kot - Vice President of the Management Board (Metallurgy) (also temporarily acting as Vice President, Mining)
- Ireneusz Reszczyński - Vice President of the Management Board (Sales)

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. resolved to change the organisational structure of the Head Office. As a result, the segregation of duties amongst the Members of the Management Board was as follows:

- Krzysztof Skóra - President of the Management Board
- Maksymilian Bylicki - I Vice President of the Management Board (Development)
- Marek Fusiński - Vice President of the Management Board (Finance)
- Stanisław Kot - Vice President of the Management Board (Production)
- Ireneusz Reszczyński - Vice President of the Management Board (Sales)

On 6 November 2007, the Supervisory Board dismissed Maksymilian Bylicki from the function of Member of the Management Board – I Vice President of the Management Board. Dariusz Kaśków was appointed to the Management Board. The Supervisory Board appointed Ireneusz Reszczyński to the function of I Vice President of the Management Board.

At 31 December 2007, the composition of the Management Board, and the respective segregation of duties, was as follows:

- Krzysztof Skóra - President of the Management Board
- Ireneusz Reszczyński - I Vice President of the Management Board (Sales)
- Marek Fusiński - Vice President of the Management Board (Finance)
- Dariusz Kaśków - Vice President of the Management Board (Development)
- Stanisław Kot - Vice President of the Management Board (Production)

At its meeting on 17 January 2008, the Supervisory Board dismissed Krzysztof Skóra from the function of President of the Management Board and Dariusz Kaśków from the function of Member of the Management Board. The Supervisory Board set the size of the Management Board of KGHM Polska Miedź S.A. at three members. In addition it appointed I Vice President of the Management Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.

In accordance with §12 of the Statutes of KGHM Polska Miedź S.A., Members of the Management Board are appointed and dismissed by the Supervisory Board. The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with §29 sec.1 point 6 of the Statutes of KGHM Polska Miedź S.A., any increase in share capital or issuance of shares requires the approval of the General Shareholders Meeting. The same holds true for the issuance of bonds (§29 sec. 1 point 10 of the Statutes of KGHM Polska Miedź S.A.). The Management Board of the Parent Entity does not have the authority to increase the share capital or issue the shares of KGHM Polska Miedź S.A. under conditions specified in art. 444-446 of the Code of Commercial Companies.

The employment contracts which are signed with Members of the Management Board (for specified periods of time) state that, in case of the withdrawal (resignation) of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, KGHM Polska Miedź S.A. is due compensation for a period equal to the time remaining to complete the contract, in the amount of 1/12 of the wages for the previous year prior to termination of the contract, for each month, though in any case no longer than in an amount equalling 9 monthly wages for the previous year prior to termination of the contract. Should a Member of the Management Board be dismissed and his contract terminated prior to the contractually-specified time, the Member of the Management Board shall receive, in accordance with art. 471 of the Civil Code, compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 9 consecutive calendar months prior to termination of the contract.

In addition, employment contracts foresee compensation for Members of the Management Board due to the provision forbidding any activities which would be competitive towards KGHM, for a year's time from the date of termination of the employment contract, in an amount of 25% of the wages received by the Management Board Member under conditions prior to termination of the employment contract, payable in monthly instalments at the end of each month.

1.6.4. Remuneration in the Bodies of the Parent Entity

Presented below is information on the total amount of remuneration, bonuses or benefits paid or due to management and supervisory personnel of the Parent Entity, and information on the value of remuneration and bonuses received by them due to functions performed in the bodies of subsidiaries, co-subsidiaries and associates.

Table 4. *Comparison of remuneration in the Supervisory Board of the Parent Entity in the years 2006-2007 ('000 PLN)*

Description	2006	2007
Remuneration due to service in the Supervisory Board, salaries and other short-term employee benefits	**920**	**1 010**

Table 5. *Comparison of remuneration in the Management Board of the Parent Entity in the years 2006-2007 ('000 PLN)*

Description	2006	2007
Salaries and other short-term employee benefits	7 350	4 120
Benefits due to termination of the employment relationship	741	441
Post-employment benefits	51	70
Total	**8 142**	**4 631**

Detailed information on remuneration, bonuses or benefits of supervisory and management personnel may be found in Note No. 32 of the Financial Statements.

2. Activities of the KGHM Polska Miedź S.A. Group in 2007

2.1. Equity investments of the Parent Entity

In 2007, KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 154 590 thousand.

The Company purchased and acquired shares in the following companies:

„Energetyka" sp. z o.o.

In March 2007 an increase in share capital was registered for „Energetyka" sp. z o.o. by PLN 30 426 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the increased share capital. The purpose of this increase was to ensure that the company has funds for modernisation and preparatory works related to the expansion of power generation capacity, and for repayment of a loan to KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand.
The share capital of this company following the increase amounted to PLN 221 475 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.

„MIEDZIOWE CENTRUM ZDROWIA" S.A.

In October 2007 an increase in share capital was registered for MCZ S.A. by PLN 4 300 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the new issuance. The company used the funds obtained from this increase for investments in medical equipment.

The share capital of this company following the increase amounts to PLN 51 118 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.

„Zagłębie" Lubin SSA

In October 2007 an increase in share capital was registered for „Zagłębie" Lubin SSA by PLN 100 000 thousand. KGHM Polska Miedź S.A. acquired all of the shares in the new issuance.
The shares will be paid for in cash in the following tranches:
1st tranche: PLN 25 000 thousand – to 30 September 2007 (paid),
2nd tranche: PLN 50 000 thousand – to 31 March 2008 (paid),
3rd tranche: PLN 25 000 thousand – to 30 June 2008.

The funds obtained from this increase will be used for construction of a sports stadium.
The share capital of this company following the increase amounts to PLN 113 689 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.

KGHM LETIA S.A.

In August 2007 the court issued a decision on entering KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica into the Register of Entrepreneurs. The share capital of the company amounts to PLN 20 000 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash 18 990 shares of the newly-created company with a total nominal value of PLN 18 990 thousand, representing 94.95% of the share capital. The remaining shares were acquired by the following: Voivodeship of Lower Silesia – 1 000 shares, representing 5% of the share capital; Wrocław University of Technology – 10 shares, representing 0.05% of the share capital.

PCPM sp. z o.o.

In September 2007 KGHM Polska Miedź S.A. acquired 29 shares of Polskie Centrum Promocji Miedzi sp. z o.o. with its registered head office in Wrocław, with a total nominal value of PLN 87 thousand, representing 82.857 % of the share capital of this company, from entities of the KGHM Polska Miedź S.A. Group based on four contracts:

- from KGHM Ecoren S.A. the company acquired 26 shares of PCPM sp. z o.o., representing 74.286% of the share capital of PCPM sp. z o.o.,
- from each of the following companies: Walcownia Metali „Łabędy" S.A., KGHM Metraco S.A., KGHM CUPRUM sp. z o.o. - CBR, the company acquired 1 share of PCPM sp. z o.o., representing 2.857% of the share capital of PCPM sp. z o.o.

The transfer of ownership rights to the shares of PCPM sp. z o.o. to KGHM Polska Miedź S.A. occurred in October 2007. The share of KGHM Polska Miedź S.A. in the share capital of this company is currently 82.857 %. This transaction improves the structure of the KGHM Polska Miedź S.A. Group.

KGHM Metraco S.A.

In September 2007 KGHM Polska Miedź S.A. carried out a mandatory buyout of 53 shares of KGHM Metraco S.A. with a total nominal value of PLN 27 thousand, representing 1.04 % of the share capital of this company, from the only minority shareholder of the company.
As a result the share of KGHM Polska Miedź S.A. in the share capital of this company increased from 98.96% to 100 %.

Other equity investments

In 2007, KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 31 December 2007 is PLN 10 665 thousand.

In 2007, the company received a total amount of PLN 10 730 thousand from the AIG Fund, of which due to: the redemption of shares, PLN 3 065 thousand, and gains realised from the redemption of acquired shares, PLN 7 665 thousand. Simultaneously, the company also paid a management fee of PLN 133 thousand.

2.2. Equity investments of other Group companies

Equity investments of DIALOG S.A.

AVISTA MEDIA sp. z o.o. (until 13.07.2007 Tele Video Media Sp. z o.o.)

In July 2007, an increase in the share capital of AVISTA MEDIA sp. z o.o. was registered by PLN 4 000 thousand. DIALOG S.A. acquired and paid for in cash all of the shares in the increased share capital. The company designated the funds acquired from this increase for the purchase from DIALOG S.A. of an organised part of the company in the form of a Telecenter and for the purchase of additional, necessary equipment and tools related to the opening of a Telecenter within the company.
The share capital of AVISTA MEDIA sp. z o.o. after this increase amounts to PLN 10 000 thousand. DIALOG S.A owns 100% of the shares of the company.
Simultaneously with this increase in share capital, the company changed and registered its name from Tele Video Media Sp. z o.o. to AVISTA MEDIA Sp. z o.o.

Vivid.pl S.A.

In January 2007, DIALOG S.A. acquired from Sovereign Capital S.A. 10% of the shares of Vivid.pl S.A. having a nominal value of PLN 530 thousand, for the amount of PLN 528 thousand, thereby increasing its share in the company to 100%.
Acquisition of full control over Vivid.pl S.A. by DIALOG S.A. took place in 2006, as the result of the appointment by the then-owner - Sovereign Capital S.A. - of three persons from DIALOG S.A. to the four-person Supervisory Board of Vivid.pl S.A. As a result, DIALOG S.A. in its balance sheet at 31 December 2006 presented 100 % of the shares of Vivid.pl S.A. at cost, i.e. PLN 3 279 thousand. The decision to acquire Vivid.pl S.A. is a result of the strategy implemented by DIALOG S.A. assuming an expansion of its product assortment on the dynamically-growing e-commerce market.

In March 2007, an increase in share capital was registered by the National Court Register by Vivid.pl S.A. of PLN 1 000 thousand. DIALOG S.A. acquired and paid for in cash all of the shares in the increased share capital. The company designated the funds acquired from this increase for reducing its debt and financing its current activities. The share capital of Vivid.pl S.A. after this increase amounts to PLN 6 300 thousand.

Equity investments of KGHM Ecoren S.A.

In June 2007, KGHM Ecoren S.A. acquired shares of Bank Ochrony Środowiska S.A. w Warszawie in the total nominal amount of PLN 1 100 thousand, representing 0.73 % of the share capital of the company. The company treats this purchase of shares as a mid-term financial investment.

2.3. Other significant events in the Group

Disposal of shares of INFOMONITOR BIURO INFORMACJI GOSPODARCZEJ S.A.

In March 2007, KGHM Polska Miedź S.A. disposed of the entire block of shares it owned in INFOMONITOR BIURO INFORMACJI GOSPODARCZEJ S.A. in Warsaw, i.e. 669 thousand shares with a total nominal value of PLN 669 thousand, representing 16.73 % of the share capital of the company.

Decreases of share capital of Group companies

- In October 2007 the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of KGHM Polska Miedź S.A. as reported in the separate financial statements and transferred the amount accumulated from share capital to reserve capital.
  The General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of the company, reported in the separate financial statements prepared as at the date of implementation of International Financial Reporting Standards and as at the date of the preparation of the first half-year financial statements according to IFRS, i.e. 30 June 2007, which after hyperinflationary revaluation amounted to PLN 7 413 573 thousand by PLN 5 413 573 thousand. Following this decrease the share capital remains in the amount of PLN 2 000 000 thousand. The General Shareholders' Meeting transferred the amount of PLN 5 413 573 thousand, being the amount by which the share capital was decreased, to reserve capital.
- In January 2007, a decrease in the share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna was registered by PLN 28 705 thousand, through a decrease in the face value of its shares from PLN 6.40 to PLN 0.70 per share. The funds arising from this decrease were allocated for the coverage of prior year losses in the amount of PLN 24 962 thousand, while the remaining amount of PLN 3 743 thousand was transferred to the reserve capital of the company. The share capital of the company after this decrease is PLN 3 525 thousand.
  The owner of 97.52% of the shares of Warszawska Fabryka Platerów Hefra Spółka Akcyjna is KGHM Ecoren S.A.

- In March 2007, a decrease in the share capital of KGHM Ecoren S.A. was registered by PLN 10 052 thousand, through a decrease in the then face value of its shares, from PLN 10.00 to PLN 9.55 per share. KGHM Ecoren S.A. transferred the amount arising from this decrease in share capital in October 2007 to KGHM Polska Miedź S.A. The share capital of the company after this decrease is PLN 213 322 thousand. The owner of 100% of the shares of KGHM Ecoren S.A. is KGHM Polska Miedź S.A.
- In December 2007 the Extraordinary General Shareholders' Meeting of DIALOG S.A. resolved to decrease the share capital of the company from PLN 1 959 800 thousand to PLN 489 950 thousand, i.e. by PLN 1 469 850 thousand. The purpose of this operation was to improve the equity structure, i.e. to cover the accumulated losses incurred by the company in the amount of PLN 913 159 thousand and to change the face value of its shares in connection with the planned IPO of the company's shares. This decrease in capital was carried out without payout to the company's shareholders. In April 2008 this decrease was registered.

2.4. Loans and additional payments to the capital of Group companies

In 2007 KGHM Polska Miedź S.A., KGHM Ecoren S.A. and DIALOG S.A. financially supported projects realised by their subsidiaries by making additional payments to their capital and by loans.

KGHM Polska Miedź S.A.

- During 2007 the company CONGO S.P.R.L. repaid to KGHM Polska Miedź S.A. USD 200 thousand as the final instalment of a loan granted to the company in 2005. During the year KGHM Polska Miedź S.A. entered into a new loan agreement with CONGO S.P.R.L. in the amount of USD 800 thousand, for the coverage of investment expenditures related to the replacement of production capacity. At the end of 2007 the principal amount of debt amounted to USD 500 thousand.
- During 2007 the company „Energetyka" sp. z o.o. repaid a loan of PLN 9 000 thousand granted to the company in 2004. The loan was repaid from funds acquired through an increase in share capital.
- In 2007 KGHM Polska Miedź S.A. granted a non-returnable additional payment to the capital of KGHM Kupferhandelsges.mbH of EUR 3 800 thousand.
- In 2007 KGHM Polska Miedź S.A. granted a returnable additional payment to the capital of KGHM CUPRUM Sp. z o.o. - CBR of PLN 9 000 thousand to be used for completing construction of the office building CUPRUM NOVUM. The date for returning this payment was set at 31 December 2010.

KGHM Ecoren S.A.

- During 2007 the company WFP HEFRA SA repaid PLN 415 thousand to KGHM Ecoren S.A. due to a loan granted to the company in 2006 in the total amount of PLN 2 000 thousand. At the end of 2007 the principal amount of debt was PLN 385 thousand.
- During 2007 KGHM Ecoren S.A. granted two loans to WM „Łabędy" S.A. in the total amount of PLN 1 000 thousand, which were repaid by the end of the year.

DIALOG S.A.

- In 2007 DIALOG S.A. granted two loans to Vivid.pl S.A. in the total amount of PLN 2 500 thousand, of which instalments were paid during the year in the total amount of PLN 1 610 thousand. Taking into account the loan granted to the company in 2006 in the amount of PLN 500 thousand, the debt of Vivid.pl S.A towards DIALOG S.A. at the end of 2007 amounted to PLN 2 110 thousand.

2.5. Payment of dividends to the Parent Entity

In 2007, KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A. (incl. PLN 61 905 thousand as an interim dividend for 2007)	PLN 264 221 thousand
- CBJ sp. z o.o.	PLN 2 000 thousand
- Polskie Towarzystwo Reasekuracji S. A.	PLN 396 thousand
- MINOVA - KSANTE Spółka z o.o.	PLN 852 thousand
- KGHM Polish Copper Ltd. (as an interim dividend for 2007).	PLN 2 895 thousand

2.6. Information on contracts of significance for the Group

In 2007, the following contracts of significance for the activities of the Group were entered into:

- a contract for the sale of 8 mm copper wire rod and oxygen-free copper rod Cu-OFE-8-Cl in 2007, signed on 8 January 2007 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The value of the contract is estimated to fall in the range from USD 556 783 thousand (PLN 1 658 546 thousand) to around USD 656 028 thousand (PLN 1 954 175 thousand). This estimated value, depending on the degree to which options are used, is based on the forecast copper price (based on the forward curve from 5 January 2007) and on the NBP rate from 8 January 2007.
- a contract for the sale of copper cathodes in 2007 signed on 18 January 2007 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH. The value of the contract is estimated at USD 317 395 thousand, i.e. PLN 955 772 thousand. This estimated value is based on the forecast copper price (based on the forward curve) and on the NBP rates from 17 January 2007.
- a contract for the sale of copper cathodes in 2007 signed on 12 March 2007 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London (a subsidiary of KGHM Polska Miedź S.A.). The value of the contract is estimated at USD 265 937 thousand (PLN 784 701 thousand). This estimated value is based on the forecast copper price (based on the forward curve) and on the NBP rate from 9 March 2007. The contract provides for contractual penalties for failure to execute payments on time.

2.7. Activities of major Group entities

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A – the Parent Entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the share capital – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Company for 2007 can be found in the KGHM Polska Miedź S.A. report published on 11 March 2008.

Polkomtel S.A.

At 31 December 2007, the carrying amount of the shares of Polkomtel S.A. in the financial statements of KGHM Polska Miedź S.A. was PLN 437 250 thousand.
The basic items of the company's income statement are presented below:

Table 6. *Financial results of Polkomtel S.A. ('000 PLN)*

	2006	2007	Change 2006=100
Sales	7 359 014	7 799 020	106.0
Operating profit	1 477 088	1 771 713	119.9
EBITDA	2 486 494	2 832 633	113.9
Profit for the period	1 123 121	1 358 676	121.0

In 2007 the company, versus the comparable prior period of 2006, increased revenues from sales by 6 %. This increase in revenues was mainly due to a larger customer base, which increased during 2007 by 1 446 thousand persons, exceeding 13 454 thousand. The level of EBITDA generated in 2007 amounted to PLN 2 832 633 thousand, with a profit for the period of PLN 1 358 676 thousand.
On 29 March 2007, the Ordinary General Shareholders' Meeting of Polkomtel S.A. resolved to pay a total shareholders dividend of PLN 1 031 765 thousand. Of this amount, the company paid an interim dividend of PLN 253 380 thousand in March 2007 based on a resolution of the Supervisory Board of the company. The remaining amount of PLN 778 385 thousand was paid on 8 June 2007. KGHM Polska Miedź S.A. received a total amount, proportional to its shares in the company, of PLN 202 316 thousand.
On 26 October 2007, the Supervisory Board of Polkomtel S.A. resolved to pay an interim dividend for 2007. The total amount of PLN 315 700 thousand was paid to shareholders, of which KGHM Polska Miedź S.A. on 18 December 2007 received, in proportion to its shares in the company, PLN 61 905 thousand.
In December 2005 a group of financial institutions announced a bid for the purchase of the shares in TDC. As a result of the settlement of this bid there was a change of control over this entity. Consequently, based on the

statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.
As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.
On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders of Polkomtel S.A.
On 28 March 2008 attorneys *ad litem* of the Parent Entity received a copy of the partial verdict of the Court of Arbitration in Vienna on the claim of Vodafone Americas Inc. against Polkomtel S.A. and the other shareholders of Polkomtel S.A.
The Court ruled that the agreement dated 10 March 2006 on purchasing the remaining shares of Polkomtel S.A. (belonging to TDC Mobile International A/S) by the Polish shareholders of Polkomtel S.A. is valid, and does not infringe either on the statutes of Polkomtel S.A. or on the shareholder agreements. The legal consequences of this verdict are currently being analysed, and based on this analysis further steps may be taken in this matter.

DIALOG S.A.

In 2007 the company generated revenues from sales of PLN 496 042 thousand, i.e. 1 % less than in the comparable period of 2006. Profit for the period amounted to PLN 63 372 thousand. Despite the general erosion of prices on the market and the strong competition from mobile phone operators, the company achieved EBITDA which was only slightly less than in the comparable period of 2006, i.e. PLN 119 022 thousand.
Basic financial data for the years 2006-2007 is presented in the table below:

Table 7. *Financial results of DIALOG S.A. ('000 PLN)*

	2006*	2007	Change 2006=100
Sales	500 959	496 042	99.0
Operating profit	29 835	17 152	57.5
EBITDA	121 496	119 022	98.0
Profit for the period	71 271	63 372	88.9

** the financial data for 2006 under Polish Accounting Standards*

The intensive development of new services (including mobile and IPTV) expected over the next several years is necessary, as the strong competition from mobile phone operators means that DIALOG S.A., like other fixed-line operators, is experiencing a fall in voice service subscribers. At the end of December 2007 the company had 409.7 thousand traditional ringing lines.

In accordance with the approved strategy and business plan of DIALOG S.A., the company expects, apart from the continuation of projects already begun, to commence in the near future a variety of investment projects and products which together are aimed at increasing revenues and expanding the activities of the company, as well as permanently improving its profitability. Thanks to an agreement entered into with TP S.A., in March 2007 the company commenced sales of its services beyond its own network by using the incumbent operator's network (WLR services). During the nine months following commencement of WLR services, 144.0 thousand contracts were signed, which was 25% higher than the planned amount.
The Management Board expects that, over the next several years, WLR services will represent a significant share of the company's revenues.

The company is also expanding its broadband Internet access services. At the end of December 2007 the number of broadband Internet users amounted to 110.0 thousand.
In December 2007, the company signed a contract of cooperation with Polkomtel S.A., thanks to which in 2008 it will be able to begin offering mobile services as a so-called virtual operator (MVNO services).

In order to achieve its strategic goals, i.e. increasing its client base and increasing revenues and EBITDA, DIALOG S.A. is finalising transactions involving the takeover of other telephone operators. These transactions will permit an increase in the subscriber base of DIALOG S.A. and, thanks to the acquisition of infrastructure, will enable additional services to be provided, which will result in an increase in the company's sales and profitability.
On 22 February 2007, DIALOG S.A. finalised a transaction for the purchase of an organised part of an enterprise called E-wro. As part of this transaction, the company purchased an Ethernet technology network

together with a base of 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The purchase of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television).

In the third quarter of 2007 the Management Board of DIALOG S.A. resolved to commence actions aimed at the public listing of this company on the Warsaw Stock Exchange. The market debut of the company is possible in 2008, although the final date will depend on an owner's analysis of the situation on the equity markets. As part of the preparations for this offer, on 6 December 2007 the Extraordinary General Shareholders' Meeting of Telefonia DIALOG S.A. resolved to decrease the share capital of the company from PLN 1 959 800 thousand to PLN 489 950 thousand, i.e. by PLN 1 469 850 thousand. The purpose of this operation was to improve the equity structure, i.e. to cover the accumulated losses in the amount of PLN 913 150 thousand, and to change the face value of the shares in connection with the planned IPO of the company's shares and their planned listing on a regulated market. This decrease in capital was carried out without payout to the company's shareholders.

2.8. Research and development

The highest research and development expenditures in the Group in 2007 were incurred by the Parent Entity. They were financed primarily by the internal funds of KGHM Polska Miedź S.A., and in certain cases through the use of public and EU funds.

Expenditures by KGHM Polska Miedź S.A. on R&D projects in 2007 amounted to PLN 6 076 thousand and were at a similar level to those in 2006. The projects carried out were connected to the Company's strategy. The work carried out in the company in 2007 was concentrated on projects aimed at:
- intensifying production,
- optimal utilisation of resources,
- reducing costs, and
- minimising environmental impact by applying the best available technology.

Table 8. *R&D expenditures in the Parent Entity ('000 PLN)*

	2006	2007	Change 2006=100
Mining	3 670	4 414	120.3
Metallurgy	2 385	1 662	69.7
Total	**6 055**	**6 076**	**100.3**

In 2007, in order to increase research potential for realisation of R&D projects, a contract was signed by KGHM Polska Miedź S.A. for the creation of a consortium encompassing a large number of research facilities throughout Poland. This task, developed in 2007 in the form of research programs, will be realised in 2008 and subsequent years.

KGHM CUPRUM sp. z o.o. – CBR is an entity of the Group whose basic activities involve research and development. The company is a contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. Among the most important tasks realised by the company in 2007 are:
- identifying sources of nitrogen impurities in industrial water used in production (copper mines, enrichment plants, „Żelazny Most" tailings pond), and actions to resolve this problem,
- biotechnological methods for recovering non-ferrous metals and utilising waste – analysis of the resource base and characterising potential nickel resources,
- work carried out as part of the BIOSHALE project, dedicated to developing methods for the bioleaching of copper-bearing black shale deposits; this project was carried out by an international consortium of 13 representatives from the scientific and industrial communities throughout Europe; amongst the most important achievements of the consortium are the analysis of a variety of shale samples in terms of their bioleaching potential, and the development of technology for processing black shale deposits.

Following are the major projects of the remaining entities of the Group in R&D:

DIALOG S.A.

In 2007 the company spent around PLN 3 000 thousand on R&D. This was for the realisation of two projects:
- IPTV – interactive television and video on demand,
- MVNO – a virtual operator in a mobile phone network.

KGHM Ecoren S.A.

In 2007 the company spent around PLN 1 000 thousand on R&D. Amongst the most important projects were the following:

- the development of technology for the purification of nickel sulphate as part of R&D work realised in the form of a target Project titled „Development of new technology for the purification of crude nickel sulphate and for controlling the process of extracting impurities, and commencing production of high-quality nickel compounds (II)", performed in cooperation with the Non-Ferrous Metals Institute in Gliwice and the participation of the Ministry of Science and Higher Education,
- determining the rhenium balance in the production of the copper smelters of KGHM Polska Miedź S.A. and seeking new sources for the recovery of rhenium,
- conducting R&D projects to review technology for the recovery of rhenium from washing acids of the Legnica smelter; the development of technology for the production of metallic rhenium from ammonium perrhenate and the preparation of technical assumptions for the construction of an industrial installation.

2.9. Significant changes in organisation and management in the Group

KGHM Polska Miedź S.A.

On 13 March 2007, the organisational structure of KGHM Polska Miedź S.A. was changed, combining the functional areas of the Vice President for Mining and the Vice President for Smelting under a single Vice President for Production.
The responsibility for coordination and direct supervision of the smelting divisions of KGHM Polska Miedź S.A. was assigned to the General Director for Smelting, while the General Director for Mining was assigned responsibility for the mining divisions, the Ore Enrichment Plants and the Tailings Plant.

KGHM Ecoren S.A.

In 2007 the company consistently pursued the strategy accepted in 2006, whose basic goal is to transform the company from that of an investment fund to that of a company with a production-service profile. Two processes are taking place in the company:
- reducing the scale and scope of activities respecting equity supervision - preparing to dispose of financial assets (companies), and
- increasing the scale of activities focused on production, commerce, marketing and development.

These actions required the adaptation of the organisational structure and management system to meet new demands.

In 2007 the company entered into a contract for the purchase and implementation of modules of the Microsoft Dynamice AX Standard IT System, aiding the management of various areas of the company's operations.

INOVA Spółka z o.o.

In 2007 INOVA Spółka z o.o. began to restructure both its assets and its human resources. Its plans for restructurisation in these areas were aimed at concentrating the activities of the company on its core business - the electrical engineering sector. As a result of these changes, the company was transformed from that of a multi-sector enterprise into an electrical engineering company. In 2007, within the context of the accepted strategy based on building strong foundations in the electrical engineering sector, key actions taken in restructuring the company were:
- disposal of the Ore Enrichment Division,
- disposal of the Rubber Goods Plant Division,
- organisational-staff restructurisation, adapting the structure to actual operations.

PHP „MERCUS" sp. z o.o.

In 2007, with respect to significant changes in organisation and management (incl. changes in IT systems), the company:
- opened a new Bundled Electrical Cable Production Section in Legnica,
- completed construction of a Furniture Salon in Głogów,
- completed work on a „Project for the computerisation of the sales outlets" by implementing in these outlets a unified IT platform comprised of the rapid retail sales system EuroPOS SM, an interface and quantity-value register and corporate sales servicing in MBS - Axapta.

PeBeKa S.A.

In 2007 the company began to implement the SAP system. The new system replaces a large part of the IT applications formerly used, and ensures the complete servicing of most of the company's operational areas.

KGHM Metraco S.A.

At the beginning of 2007 the representative office in Prague was closed.

3. Financial position

3.1. Scope and nature of the data presented

Periods covered by the consolidated financial statements

The consolidated financial statements presented cover:

- the current period from 1 January to 31 December 2007,
- the comparative period from 1 January to 31 December 2006.

Entities consolidated

KGHM Polska Miedź S.A. - as the Parent Entity of the Group, fully consolidated 25 subsidiaries, while 2 associates were accounted for using the equity method:

- Polkomtel S.A.,
- MINOVA-KSANTE Spółka z o.o.

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest is an associated entity which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies.

Three subsidiaries were not consolidated:

- PCPM sp. z o.o.,
- TUW-CUPRUM,
- PU „Mercus Serwis" Sp. z o.o.

Exemption of these entities from consolidation was possible as the effect of applying them is immaterial.
The shares of unconsolidated subsidiaries are presented in non-current available-for-sale financial assets and are measured at cost, adjusted by any impairment losses.

Audit of the financial statements

KGHM Polska Miedź S.A.

The entity entitled to audit the separate and consolidated financial statements of the Parent Entity for 2007 is Ernst & Young Audit sp. z o.o. with its registered head office in Warsaw. This contract for the review of the half-year, and to the audit of the annual, financial statements, both separate and consolidated, for the years 2007, 2008 and 2009, was signed on 30 April 2007.
Total remuneration due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2007, amounted to PLN 979 thousand. The remuneration of Ernst & Young Audit Sp. z o.o. due to other purposes amounted in 2007 to PLN 635 thousand (in 2006, PLN 262 thousand).
The entity entitled to audit the separate and consolidated financial statements of the Parent Entity for 2006 was PricewaterhouseCoopers Sp. z o.o. with its registered head office in Warsaw. Total remuneration due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2006 amounted to PLN 1 231 thousand. Total remuneration due to other purposes to PricewaterhouseCoopers Sp. z o.o. amounted in 2006 to PLN 143 thousand.

Ernst & Young Audit sp. z o.o. was also selected to audit the financial statements for 2007 of the following subsidiaries:

KGHM Ecoren S.A. - contract signed on 1 October 2007 with respect to: audit of the separate and consolidated financial statements and review of the half-year reporting packet for consolidation purposes; total remuneration amounts to PLN 160 thousand,

DIALOG S.A. - contract signed on 21 June 2007 with respect to audit of the following: the separate and consolidated financial statements and the group reporting packet for consolidation purposes, and review of the half-year reporting packet; total remuneration amounts to PLN 340 thousand; remuneration due to Ernst & Young Audit Sp. z o.o. with respect to 2007 for other purposes than those cited above amounts to PLN 415 thousand,

„Energetyka" sp. z o.o. - contract signed on 3 July 2007 with respect to audit of the following: the separate financial statements, the group reporting packet for consolidation purposes, and review of the half-year reporting packet; total remuneration amounts to PLN 120 thousand,

KGHM Metraco S.A. - contract signed on 14 November 2007 with respect to audit of the following: the separate financial statements and the group reporting packet for consolidation purposes; total remuneration amounts to PLN 85 thousand,

PeBeKa S.A. - contract signed on 22 October 2007 with respect to audit of the following: the separate financial statements and the group reporting packet for consolidation purposes; total remuneration amounts to PLN 128 thousand,

POL-MIEDŹ TRANS Sp. z o.o. - contract signed on 27 December 2007 with respect to audit of the following: the separate financial statements and the group reporting packet for consolidation purposes; total remuneration amounts to PLN 123 thousand,

ZANAM-LEGMET Sp. z o.o. - contract signed on 1 August 2007 with respect to audit of the following: the separate financial statements and the group reporting packet for consolidation purposes; total remuneration amounts to PLN 87 thousand,

„Zagłębie" Lubin SSA- contract signed on 26 October 2007 with respect to audit of the following the separate financial statements, conducting agreed-upon procedures in accordance with the Licensing Handbook of the Polish Football Association (PZPN) on declarations submitted by the club to the Licensing Committee of PZPN; total remuneration amounts to PLN 85 thousand.

3.2. Balance sheet: assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 9. *Consolidated balance sheet - Assets ('000 PLN)*

ASSETS	31 December 2006	31 December 2007	Structure %	Change 2006=100
1	2	3	4	5
Non-current assets	**7 402 862**	**7 888 364**	**58.6**	**106.6**
Property, plant and equipment	6 052 286	6 614 352	49.1	109.3
Intangible assets	126 014	119 231	0.9	94.6
Investment property	18 853	16 517	0.1	87.6
Investments in associates	690 074	690 096	5.1	100.0
Deferred tax assets	388 468	320 506	2.4	82.5
Available-for-sale financial assets	92 932	47 155	0.4	50.7
Held-to-maturity investments	44	41	0.0	93.2
Derivative financial instruments	17 016	33 395	0.2	196.3
Trade and other receiveables	17 175	47 071	0.3	274.1
Current assets	**5 800 500**	**5 570 957**	**41.4**	**96.0**
Inventories	1 768 750	1 744 495	13.0	98.6
Trade and other receiveables	1 404 644	925 367	6.9	65.9
Current tax receiveables	4 860	7 377	0.1	151.8
Held-to-maturity investments	19 070	-	-	x
Derivative financial instruments	282 045	81 622	0.6	28.9
Cash and cash equivalents	2 321 131	2 812 096	20.9	121.2
Non-current assets held for sale	**24 507**	**184**	**0.0**	**0.8**
TOTAL ASSETS	**13 227 869**	**13 459 505**	**100.0**	**101.8**

In 2007 there was a slight increase in total assets by PLN 231 636 thousand, i.e. by 1.8 %. The rate of increase of non-current assets was slightly higher, at 6.6%. Property, plant and equipment was the largest item of assets. Their value increased in comparison to 2006 by PLN 562 066 thousand. The more than nine percent increase in these assets is mainly due to realisation of the investment program by the Parent Entity. Capital expenditures in KGHM Polska Miedź S.A. amounted to PLN 828 089 thousand, i.e. nearly twice as much as depreciation. A significant portion of these expenditures were related to development (40%) and replacement (50%), including the exchange of mine machinery (PLN 190 303 thousand).

Current assets decreased in comparison to 2006. The largest decrease was in trade receivables, i.e. by PLN 479 277 thousand. The main cause of this was the decrease in current trade receivables of KGHM Polska Miedź S.A., including among others due to deliveries of copper wire rod on the domestic market. The decrease in the value of derivative financial instruments, respecting the Parent Entity, amounted to PLN 200 423 thousand.
The largest item in current assets is cash and cash equivalents. Their value increased during 2007 by PLN 490 965 thousand. i.e. by 21%. Around 90% of this amount is with respect to KGHM Polska Miedź S.A. The Company invested unallocated funds in financial assets, mainly short-term bank deposits and participation units in investment funds.

3.3. Balance sheet: equity and liabilities

Table 10. *Consolidated balance sheet - Equity and liabilities ('000 PLN)*

EQUITY	31 December 2006	31 December 2007	Structure %	Change 2006=100
1	2	3	4	5
EQUITY	**8 513 912**	**9 501 609**	**70.6**	**111.6**
Share capital	2 000 000	2 000 000	14.9	100.0
Other reserves	(431 161)	13 118	0.1	x
Retained earnings	6 900 311	7 440 870	55.3	107.8
Equity attributable to shareholders of the Parent Entity	**8 469 150**	**9 453 988**	**70.2**	**111.6**
Minority interest	**44 762**	**47 621**	**0.4**	**106.4**
Non-current liabilities	**1 553 290**	**1 710 812**	**12.7**	**110.1**
Trade and other payables	16 739	24 762	0.2	147.9
Borrowings and finance lease liabilities	150 568	162 909	1.2	108.2
Derivative financial instruments	1 486	3 087	0.0	207.7
Deferred tax liabilities	26 538	29 804	0.2	112.3
Liabilities due to employee benefits	864 950	919 923	6.8	106.4
Provisions for other liabilities and charges	493 009	570 327	4.2	115.7
Current liabilities	**3 157 365**	**2 247 084**	**16.7**	**71.2**
Trade and other payables	1 711 160	1 602 513	11.9	93.7
Borrowings and finance lease liabilities	54 756	113 201	0.8	206.7
Current tax liabilities	402 842	343 377	2.6	85.2
Derivative financial instruments	837 103	14 335	0.1	1.7
Liabilities due to employee benefits	72 603	77 402	0.6	106.6
Provisions for other liabilities and charges	78 901	96 256	0.7	122.0
TOTAL LIABILITIES	**4 710 655**	**3 957 896**	**29.4**	**84.0**
Liabilities associated with non-current assets held for sale	**3 302**	**-**	**-**	**x**
TOTAL EQUITY AND LIABILITIES	**13 227 869**	**13 459 505**	**100.0**	**101.8**

In 2007 there was an increase in equity. This was due to:
- an increase in other reserves by PLN 444 279 thousand, due to the settlement of hedging transactions,
- the profit for 2007 in the amount of PLN 3 935 516 thousand, mainly earned by the Parent Entity,
- payment of the dividend for 2006 in the amount of PLN 3 394 000 thousand.

Non-current liabilities increased by 10%. This was however an insignificant amount, i.e. PLN 157 522 thousand. There was a significant change in current liabilities. Their value decreased by PLN 910 281 thousand. The largest decrease was in derivative financial instruments, i.e. by 98.3%, due to a change in the hedging strategy of the Parent Entity.

The largest item in current liabilities is trade and other payables, as follows:
- trade payables - 642 007 thousand,
- other liabilities - 960 506 thousand.
  including: taxation and social insurance, PLN 330 608 thousand, and accruals, PLN 322 775 thousand, mainly respecting the annual bonus in the Parent Entity.

In 2007 there was an increase in bank loans in the Group. The largest item was the debt of DIALOG S.A. At the end of 2007 it amounted to PLN 141 081 thousand, while at the end of 2006 it amounted to PLN 100 243 thousand.

3.4. Income statement

Table 11. *Consolidated income statement ('000 PLN)*

INCOME STATEMENT	2006	2007	Change 2006=100
1	2	3	4
Sales	12 862 899	13 494 128	104.9
Costs of sales	(7 760 218)	(7 578 224)	97.7
Gross profit	**5 102 681**	**5 915 904**	**115.9**
Selling costs	(193 001)	(210 044)	108.8
Administrative expenses	(697 242)	(737 874)	105.8
Other operating income	173 956	243 460	140.0
Other operating costs	(363 459)	(684 493)	188.3
Operating profit	**4 022 935**	**4 526 953**	**112.5**
Finance costs - net	(27 102)	(35 159)	129.7
Share in profits of associates accounted for using the equity method	220 780	265 093	120.1
Profit before income tax	**4 216 613**	**4 756 887**	**112.8**
Income tax expense	(737 233)	(821 371)	111.4
Profit for the period	**3 479 380**	**3 935 516**	**113.1**
attributable to:			
shareholders of the Parent Entity	3 479 183	3 934 559	113.1
minority interest	197	957	485.8
Earnings per share attributable to shareholders of the Parent Entity during the year (PLN per share)			
- basic	**17.40**	**19.67**	**113.0**
- diluted	**17.40**	**19.67**	**113.0**

During the analysed period the KGHM Polska Miedź S.A. Group increased its sales versus the comparable prior period by PLN 631 229 thousand. The increase in sales was mainly dictated by the increase in revenues achieved by the Parent Entity, mainly due to a lower adjustment of revenues due to hedging transactions and to the increase in copper and silver prices (Cu +6%; Ag +16%).

Gross profit increased slightly faster than sales. This was mainly due to the decrease in the negative result from the measurement of hedging transactions in KGHM Polska Miedź S.A.

The increase in other operating costs was due to the loss from the measurement and realisation of derivative instruments by PLN 161 401 thousand and to the exchange loss by PLN 120 745 thousand. Finally, profit for the period increased versus the prior year by 13.1 %, i.e. by 456 136 thousand.

Table 12. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)*

Name of entity	Profit for 2007
KGHM Polska Miedź S.A.	**3 798 826**
subsidiaries	**114 948**
of which:	
DIALOG S.A.	63 372
KGHM Ecoren S.A.	33 052
KGHM Metraco S.A.	13 209
DFM Zanam- Legmet Sp. z o.o.	4 252
KGHM CONGO S.P.R.L.	3 732
Walcownia Metali Nieżelaznych Spółka z o.o.	3 359
PHP „MERCUS" sp. z o.o	3 265
CBJ sp.z o.o	2 855
Associates - attributable to the Group	**265 093**
of which:	
Polkomtel S.A.	264 191
Consolidation adjustment	(244 308)
Profit for the period attributable to shareholders of the Parent Entity	**3 934 559**

3.5. Structure of Group sales

The largest share in Group sales is held by the segment of activities which involve the extraction and processing of copper and precious metals, the production of non-ferrous metals, trade and copper promotion.
A significantly lower amount of sales is generated by the segment of telecom and IT services, which is nearly at the level of other sales.

Diagram 5. *Sales by segment in 2007*


91%
Copper and precious metals, other smelter products
5%
Other
4%
Telecom and IT services

3.6. Sales markets – geographical structure

The largest portion, i.e. 42% of revenues from the sale of products, goods for resale and services achieved by the KGHM Polska Miedź S.A. Group, comes from the domestic market. The largest foreign recipient of the products, goods for resale and services offered by the Group is Germany at 19 %, and the Czech Republic at 9%.

Diagram 6. *Sales by market in 2007*


Austria
2%
China
6%
Hungary
1%
France
1%
Czech Republic
9%
UK
5%
Other countries
14%
Germany
19%
Poland
42%

During the analysed period, in comparison to the sales structure in 2006, the following were clearly significant:

- an increase in sales on the Polish market from 37 % to 42 %,
- a decrease in sales on the German market from 27 % to 19 %.

3.7. Related party transactions

The value of transactions - sales and purchases - with related entities is presented below. State Treasury companies, as a related entity, were recognised in the item *other entities.*

Table 13. *Sales to related parties ('000 PLN)*

Sales	2006	2007
to associates	2 995	2 749
to key management and supervisory personnel	23	25
to other related entities	83 451	76 948
Total	86 469	79 722

In 2007, among the State Treasury subsidiaries, the KGHM Polska Miedź S.A. Group earned the largest revenues from sales to the entity Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica (value PLN 24 907 thousand, share - 31% of total sales). These revenues were from sales of heating energy by „Energetyka' sp. z o.o.

Table 14. *Purchases from related parties ('000 PLN)*

Purchases	2006	2007
from associates	52 901	54 336
from other related entities	766 122	649 284
Total	819 023	703 620

Among the State Treasury subsidiaries, in 2007 the largest purchases by KGHM Polska Miedź S.A. Group were from the entity EnergiaPro Koncern Energetyczny S.A. (value PLN 483 846 thousand, share – 69% of total purchases).

3.8. Financial ratios of the KGHM Polska Miedź S.A. Group

Basic ratios describing the economic activities of the Group are presented below:

Table 15. *Financial ratios*

Ratios	31 December 2006	31 December 2007
1. Liquidity ratios		
- quick liquidity (multiple)	1.3	1.7
- current liquidity (multiple)	1.8	2.5
2. Profitability ratios		
- ROA - return on assets (%)	26.3	29.2
- ROE - return on equity (%)	40.9	41.4
3. Equity and liabilities ratios		
- debt ratio (%)	35.6	29.4
- durability of financing structure ratio (%)	76.1	83.3

Liquidity ratios show the relationship of current assets, or their more liquid part, to current liabilities. The increase in the liquidity ratios was mainly due to a decrease in current liabilities by 29%.

The increase in the financial result by 13% alongside a slight increase in total assets by 1% caused an increase in the return on assets (ROA). The return on equity (ROE) ratio remained at a level similar to 2006.

The decrease in the debt ratio was due to a decrease in liabilities by 16%. The increase in the durability of financing structure ratio was mainly due to the increase in equity by 12%.

3.9. Risk management

The KGHM Polska Miedź S.A. Group is exposed to the following types of financial risk:
- market risk,
- liquidity risk, and
- credit risk.

The main goal of risk management is to minimise variability in profit before taxation, increase the probability of achieving budget plans, keep the companies in a good financial condition and support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

The Group identifies the following main market risks to which it is exposed:
- the commodity risk,
- the currency risk, and
- the interest rate risk.

In 2007, as in the prior year, metals prices remained high alongside relatively high variability. The average electrolytic copper price on the London Metal Exchange was 7 126 USD/t, meaning an increase by 6% versus 2006, in which it amounted to 6 731 USD/t. The minimum average monthly copper price was recorded in January and amounted to 5 670 USD/t. The best month for copper producers was October, when the average price was 8 008 USD/t.
The average annual silver price on the global market in 2007 was 13.38 USD/troz (430 USD/kg). The average annual silver price according to the London Bullion Market Association was 16% higher than in 2006, when it amounted to 11.55 USD/troz (371 USD/kg). The minimum average monthly silver price was recorded in August and amounted to 12.36 USD/troz (397 USD/kg), while the highest price was observed in November – 14.70 USD/troz (473 USD/kg). This was also the highest average monthly silver price since January 1981.
The average monthly price of copper on the LME and silver on the LBMA in the years 2005-2007 is presented in the chart below.

Diagram 7. *Copper quotations per the LME and silver quotations per the LBMA*


Copper – '000 USD/t
Silver - USD/troz
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
Copper
Silver
2005
2006
2007

In 2007 the Polish currency remained in a rising trend. During this period the average National Bank of Poland USD/PLN exchange rate was 2.77 and was 11% lower than in the comparable period of 2006 (3.10 USD/PLN). In 2007 the minimum PLN exchange rate versus the USD was recorded in mid-December at the level of 2.41 USD/PLN, while the maximum was recorded at the end of January – 3.06 USD/PLN.

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed.
The main technique applied in managing market risk is the use of hedging strategies with derivative instruments.

At 31 December 2007, the fair value of open positions in derivative instruments amounted to PLN 97 595 thousand, of which:
- financial assets (derivative instruments with a positive fair value) amounted to PLN 115 017 thousand,
- financial liabilities (derivative instruments with a negative fair value) amounted to PLN 17 422 thousand.

In 2007 the result on derivative instruments amounted to PLN (745 121) thousand, while in the prior year it amounted to PLN (2 479 216) thousand.

The result on cash flow hedging financial instruments accrued in equity at the end of the financial period (exclusive of the results in deferred tax) amounted to PLN 9 895 thousand, while at the end of the prior year it amounted to PLN (557 528) thousand.

Risk management in the Parent Entity

In 2007 copper price hedging strategies represented approx. 25% (in 2006 34%) of sales of this metal realised by the Parent Entity. In the case of silver they amounted to approx. 6% (in 2006 31%). In the case of the currency market, hedged revenues from sales represented approx. 10% (in 2006 13%) of total revenues from sales realised by KGHM Polska Miedź S.A.

In 2007, the Parent Entity implemented copper price hedging strategies of a total volume of 150 thousand tonnes and a maturity falling in 2008. The company made use of options. Additionally, during this period the Parent Entity implemented adjustment hedge transactions of a total volume of 5 390 tonnes and a maturity falling in January, the period from March to July, September and October 2007, and for the period from April to September 2008. In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal in a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. The Parent Entity made use of options. In 2007, there were no adjustment hedge transactions implemented on the silver market.

In the case of the forward currency market, in 2007 the Parent Entity implemented strategies hedging the USD/PLN rate for an amount of USD 300 million and a maturity falling in the second half of 2007. KGHM Polska Miedź S.A. made use of forward contracts. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in 2008 (150 thousand t) and for a portion of silver sales planned in 2008 (12.0 million troz) and in 2009 (9.6 million troz). The Parent Entity has no hedged positions with respect to revenues from sales (currency market).

Risk management in the other companies of the KGHM Polska Miedź S.A. Group

In 2007 KGHM Metraco S.A. entered into currency risk hedging transactions. Export sales represent around 10% of the company's sales. Due to the significant impact of exchange differences generated by the settlement of operations on foreign markets at the level of financial income and costs, around 95% of revenues from export sales were covered by hedging transactions. In order to hedge against exchange risk, KGHM Metraco S.A. made use of derivative instruments in the form of forward contracts.

KGHM Polish Copper Ltd., due to the nature of its activities, is exposed to the risk of changes in metals prices and the risk of changes in exchange rates. The company uses natural hedging. In situations where natural hedging is not used, adjustment hedge transactions are used instead. Their scope, scale and structure depend on the internal situation of the company, current and forecast market conditions and the instruments applied, as well as their implementation costs. The following types of hedging instruments are used by the company: swaps, forwards, futures, and structures derived from these instruments.

At the end of 2007 KGHM Ecoren S.A. introduced currency risk hedging procedures. The company entered into its first hedging transactions in 2008.

The remaining companies of the Group possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherence to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures these companies of minimalisation of risk in decision taking related to their business activities.

3.10. Forecast financial situation of the Group

Forecasts of the Group results are not prepared. Forecasts of the projected results of the Parent Entity are prepared and published. On 27 March 2008 information on the approval by the Supervisory Board of KGHM Polska Miedź S.A. of the budget of the company for 2008 was published in a current report.

The approved Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and a net profit of PLN 2 904 million.

<u>Important assumptions of the forecast:</u>

Macroeconomic factors:
- average annual electrolytic copper price of 7 100 USD/t,
- average annual metallic silver price of 15.00 USD/troz (482 USD/kg),
- average annual exchange rate of 2.50 PLN/USD.

Internal factors:
- electrolytic copper production of 512 thousand t, including 94 thousand t from external copper-bearing materials,
- metallic silver production of 1 110 t,
- total unit cost of electrolytic copper production of 12 455 PLN/t,
- capital expenditures of PLN 1 637 million.

The macroeconomic assumptions used results mainly from assumed continuation of the situation on the metals market and of economic growth in Poland, which effects the PLN exchange rate.

The expected decrease in electrolytic copper production is mainly due to shorter working time in the mines and to the decrease in copper content in ore caused by mining operations moving into areas of lower copper content, as well as to pursuing a policy of rational deposit management.

The level of total planned unit copper production cost in 2008 (12 455 PLN/t Cu) will be affected mainly by:
- a decrease of electrolytic copper production volume,
- an increase of mine development works costs and amortisation,
- an increase in prices of technological materials and energy.

The level of capital expenditures is primarily related to:
- the replacement of worn-out assets, and
- the continuation of extraction at the planned level over the long term, mainly through the opening of new areas to mining.

The subsidiaries follow unified principles for budgeting and planning. The structure of annual budgets and five year plans is based on separate centers of responsibility. The plans of entities are evaluated based on their conformance with the Strategy of the Parent Entity and Group, from which in turn arise basic questions associated with the directions of equity investment, the development of specific areas of activities and with the dividend policy. A significant role in Group planning is played by the effective management of cash flow, the optimal financing of current activities, risk management and controlling costs.
Execution of these plans is continuously monitored by the supervisory boards of these entities as well as by the equity supervision unit of the Parent Entity. The KGHM Polska Miedź S.A. Group also applies unified reporting principles. The specific financial and economic condition of Group entities is evaluated on a quarterly basis, with monthly monitoring.
Planning and budgeting in Group entities is supported by the integrated IT systems which have been implemented in these companies.

4. Intentions of the Parent Entity as regards equity investments

The intentions of KGHM Polska Miedź S.A. as regards equity investments are mainly aimed at:
- investments in the areas considered by KGHM Polska Miedź S.A. as strategic,
- realisation of investments supporting the core business of KGHM Polska Miedź S.A.,
- actions aimed at improving the Group structure, and
- increasing the liquidity of assets and their reallocation in accordance with strategic investment directions.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising the technology of copper extraction and processing and reducing production costs. In carrying out these strategic intentions, those subsidiaries which provide services to the Divisions of KGHM Polska Miedź S.A. have developed investment plans aimed at these aspects.

„Energetyka" sp. z o.o. is continuing an investment project related to the modernisation and development of its power generation capacity, arising from a current evaluation of the energy needs of the Divisions of KGHM Polska Miedź S.A., and to reducing its production costs. The funds allocated for the partial financing of this program, in the form of an increase in the share capital of „Energetyka" sp. z o.o., represent a significant part of the equity investment plan of KGHM Polska Miedź S.A. for the years 2008-2012.
As a result of the implementation of this project, „Energetyka" sp. z o.o. has held discussions with PGNiG S.A. with the participation of KGHM Polska Miedź S.A. aimed at adapting contracts to the current energy needs of KGHM Polska Miedź S.A. and ensuring the profitability of the venture. Preliminarily, in the course of negotiations new, adjusted to needs, gas amounts, dates of starting deliveries, gas prices and way of its indexation were set. KGHM Polska Miedź S.A. and „Energetyka" sp. z o.o. are awaiting the final attitude of PGNiG S.A. in this matter.

In 2008 KGHM Polska Miedź S.A. is planning to increase the share capital of PeBeKa S.A. in order to finance the purchase of a modern tunnel drilling combine for the divisions of KGHM. In addition, PeBeKa S.A. has undertaken actions aimed at increasing its expertise in specialty construction and tunnelling. KGHM Polska Miedź S.A. will partially finance these investments through an increase in share capital.

In realising the strategy of increasing its value through investing in development-related areas, KGHM Polska Miedź S.A. also provides equity support to other investments by the entities of the Group, aimed at strengthening their positions in those sectors in which they operate.

A significant part in the realisation of development-related investment plans will be played by POL-MIEDŹ TRANS Sp. z o.o., in which expenditures are planned for realising investments aimed at increasing its expertise in railway transport. KGHM Polska Miedź S.A. will allocate significant amounts towards this goal over the next five years.
Significant investments with respect to the accepted strategy, with equity support by KGHM Polska Miedź S.A., will be realised by KGHM Ecoren S.A. This company aims to develop its activities in areas related to the production of road-building materials, utilising waste and recovering elements associated with the non-ferrous metals ores.

Realising its strategy with respect to the local community, KGHM Polska Miedź S.A. provides equity support to investments of social importance. In 2008 financing will continue for construction of a stadium for „Zagłębie" Lubin SSA, an investment begun in 2007. KGHM Polska Miedź S.A. will also support the purchase of new medical equipment in MCZ S.A.

Tasks related to simplifying and improving the structure of the KGHM Polska Miedź S.A. Group over the next several years will involve disposing of some entities unrelated to the core business of KGHM Polska Miedź S.A. and assuming direct supervisory control over entities directly related to KGHM Ecoren S.A. which are significant for the functioning of the core business.

With respect to telecom investments, KGHM Polska Miedź S.A. assumes that it will increase its ownership stake in Polkomtel S.A. from 19.6% to over 24% of the share capital of this company.

The financial results of KGHM Polska Miedź S.A. for 2007 permit realisation of the accepted equity investment plan. To realise these investment projects the use of internal funds is assumed.

5. Corporate governance

At the beginning of 2007, the Parent Entity again approved application of all of the corporate governance principles described in the document „Best practices in public companies in 2005" (with stipulations to principle no. 20 relating to the independence of Supervisory Board members).
A report on the application of corporate governance principles, in accordance with the Warsaw Stock Exchange Rules, was published together with the annual report of KGHM Polska Miedź S.A. on 11 March 2008.

Corporate governance principles are also applied by INTERFERIE S.A., whose shares are listed on the Warsaw Stock Exchange. A report on the application by this company of corporate governance principles was also published together with the annual report of the company on 11 March 2008.

6. Subsequent events

Changes in the Management Board of the Parent Entity

At its meeting on 17 January 2008, the Supervisory Board of KGHM Polska Miedź S.A. dismissed Krzysztof Skóra from the function of President of the Management Board of KGHM Polska Miedź S.A. and Dariusz Kaśków from the function of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.
The Supervisory Board of the Parent Entity set the size of the Management Board of KGHM Polska Miedź S.A. at three members.
The Supervisory Board appointed Ireneusz Reszczyński, serving as I Vice President of the Management Board of KGHM Polska Miedź S.A., to fill the function of President of the Management Board until the appointment of the President of the Management Board.

Resignation of a Member of the Supervisory Board of the Parent Entity

On 13 February 2008, Marcin Ślęzak, a Member of the Supervisory Board of KGHM Polska Miedź S.A., submitted his resignation from membership on the Supervisory Board of KGHM Polska Miedź S.A.

Changes in the Supervisory Board of the of the Parent Entity

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board:

1. Leszek Jakubów
2. Anna Mańk
3. Remigiusz Nowakowski
4. Stanisław Andrzej Potycz
5. Jerzy Żyżyński

Simultaneously on 14 February 2008 the following people were appointed to the Supervisory Board:

1. Marcin Dyl
2. Arkadiusz Kawecki
3. Jacek Kuciński
4. Marek Panfil
5. Marek Trawiński
6. Marzenna Weresa

On 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Announcement of a recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Parent Entity on 12 March 2008, resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A.

The press announcement on the recruitment process was published on 14 March 2008 in the Polish dailies "Rzeczpospolita" and "Gazeta Wyborcza" as well as on the internet website of KGHM Polska Miedź S.A.

On 27 March 2008 the Supervisory Board decided to continue the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. through additional publication of the announcement in the press well as on the internet website on 28 March 2008.

This recruitment process will be carried out in accordance with the "Regulations on the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A." as approved by the Supervisory Board on 12 March 2008.

Approval by the Supervisory Board of KGHM Polska Miedź S.A. of the Budget for 2008

On 27 March 2008 the Supervisory Board of the Parent Entity approved the Budget of KGHM Polska Miedź S.A. for 2008 as submitted by the Management Board.

The Budget for 2008 was developed based on the results of 2007 and on the assumptions of individual operating plans reflecting initiatives and projects deriving from the Strategy of the Parent Entity.

The approved Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and a net profit of PLN 2 904 million.

Dividend from Polkomtel S.A. from 2007 profit

On 28 March 2008 the Ordinary General Shareholders Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2007. In accordance with this decision the shareholders of the company allocated PLN 1 248 245 thousand to be paid as a dividend from profit for 2007. Due to the fact that in December 2007 an interim dividend of PLN 315 700 thousand was paid, the amount of PLN 932 545 thousand remained outstanding. This amount will be paid in two instalments: PLN 466 170 thousand by 28 May 2008 and PLN 466 375 thousand by 27 November 2008.
The total amount of the dividend from profit for 2007 attributable to KGHM Polska Miedź S.A. is PLN 244 764 thousand, of which PLN 61 905 thousand was paid to the Parent Entity as an interim dividend in December 2007, PLN 91 409 thousand will be paid by 28 May 2008, and the remainder of PLN 91 450 thousand will be paid by 27 November 2008.

Registration of a change in the share capital of DIALOG S.A.

On 4 April 2008 a decrease in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for the subsidiary DIALOG S.A., from PLN 1 959 800 thousand to PLN 489 950 thousand, through the decrease in the face value of all existing shares of the company from PLN 100.00 to PLN 25.00 per share.
PLN 913 150 thousand of the amount obtained from the decrease in share capital was used to cover the loss from prior years, while PLN 556 700 thousand will be transferred to reserve capital.
The share capital of DIALOG S.A. after registration amounts to PLN 489 950 thousand and is divided into 19 598 000 shares of PLN 25.00 each. The total number of votes attached to all issued shares after registration is 19 598 000.

Commercial contract

On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod. The estimated value of this contract is from approx. USD 658 461 thousand (PLN 1 613 296 thousand) to approx. USD 844 362 thousand (PLN 2 068 771 thousand).

Significant contract with Glencore International AG

On 19 March 2008 a contract was entered into between the Parent Entity and Glencore International AG for the sale of copper cathodes in years 2008-2009.

The estimated value of this contract, depending on the amount of tonnage under option, is from USD 413 201 thousand to USD 557 417 thousand, i.e. from PLN 927 223 thousand to PLN 1 250 844 thousand. This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 18 March 2008.
This contract foresees contractual penalties for failure to execute payments on time.

The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Glencore International AG over the last 12 months is from PLN 991 187 thousand to PLN 1 314 807 thousand. The highest-value contract signed during this period is the above-mentioned contract.

7. Annexes

7.1. Methodology for calculation of ratios used in this report

$$ROE = \frac{\text{profit for the period}}{\text{equity}} \times 100$$

$$ROA = \frac{\text{profit for the period}}{\text{total assets}} \times 100$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventories}}{\text{current liabilities}}$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{current liabilities}}$$

$$\text{debt ratio} = \frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$$

7.2. List of tables

7.3. List of diagrams

EXEMPTION NUMBER: 82-4639

Signatures of all Members of the Management Board			
Date	First, last name	Position	Signature
15 April 2008	*Ireneusz Reszczyński*	Acting President of the Management Board I Vice President of the Management Board	....
15 April 2008	*Marek Fusiński*	Vice President of the Management Board	....
15 April 2008	*Stanisław Kot*	Vice President of the Management Board	....

END